   As filed with the Securities and Exchange Commission on July 6, 1999

                                                Registration No. 333-79909
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                               ----------------
                           Splitrock Services, Inc.
            (Exact name of Registrant as specified in its charter)

          Delaware                                  7370                          76-0529757
(State or other jurisdiction            (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)        Classification Code Number)          Identification No.)



                             8665 New Trails Drive
                          The Woodlands, Texas 77381
                                (281) 465-1200
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                               ----------------
                       Patrick J. McGettigan, Jr., Esq.
                             Senior Vice President
                             8665 New Trails Drive
                          The Woodlands, Texas 77381
                                (281) 465-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ----------------
                                  Copies to:

        Andrew P. Varney, Esq.                John D. Watson, Jr., Esq.
    Fried, Frank, Harris, Shriver &               Latham & Watkins
               Jacobson                    1001 Pennsylvania Avenue, N.W.
    1001 Pennsylvania Avenue, N.W.           Washington, D.C. 20004-2505
      Washington, D.C. 20004-2505                  (202) 637-2200
            (202) 639-7000

                               ----------------
    Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                        Proposed
  Title of each class      Amount   maximum offering Proposed maximum   Amount of
  of securities to be      to be       price per        aggregate      registration
       registered        registered     share(1)     offering price(1)    fee(2)
-----------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share....... 12,305,000      $15.00        $184,575,000      $51,312

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933. The proposed maximum offering price includes amounts attributable to shares that may be purchased by the underwriters to cover over-allotments, if any.

(2) The registrant previously paid $47,955 of the registration fee.

                               ----------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JULY 6, 1999

PROSPECTUS

                             10,700,000 Shares


                        [LOGO OF SPLITROCK APPEARS HERE]

                                  Common Stock

                                  -----------

This is an initial public offering of shares of common stock of Splitrock Services, Inc. We are selling the 10,700,000 shares of common stock offered under this prospectus.

There is currently no public market for our shares. We currently estimate that the initial public offering price will be between $13.00 and $15.00 per share. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "SPLT."

See "Risk Factors" beginning on page 7 to read about risks that you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                       Per Share             Total
                                                       ---------             -----
Public offering price..........................         $                    $
Underwriting discount .........................         $                    $
Proceeds, before expenses, to us...............         $                    $

                                  -----------

The underwriters may purchase up to an additional 1,447,628 shares of common stock from us, and an additional 157,372 shares of common stock from some of our stockholders, at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the shares against payment in New York, New
York on      , 1999.

                                  -----------

Bear, Stearns & Co. Inc.

                         Credit Suisse First Boston

                                                          Prudential Securities



                   The date of this prospectus is     , 1999

Inside front cover (first page of a three-page fold-out):

The text in the upper right corner of the page is: Next-Generation Data Communications Company.

The left side of the page includes the following text:

                            [Splitrock Logo]

                   Vision Splitrock's long-term goal is to build a highly profitable network company that is well-positioned among the top tier providers of data communications services.

        Business Strategy   Create a nationwide, facilities-based, broadband
                            data communications network that targets the needs
                            of Internet and corporate customers with a wide
                            range of high-performance, cost-competitive
                            services.

       Marketing Strategy   A key objective in the networking business is to
   Maximize network usage   load the network with traffic both in the evening
  through a multi-service   and daytime hours. To achieve that goal Splitrock is
  strategy targeting both   targeting both wholesale-consumer and business-
            wholesale and   customer segments with different services. The
       business customers.  company is already established as a major wholesale dial and dedicated access provider in the Internet
                            industry, a major source of evening traffic. We
                            recently began targeting business customers with a
                            range of data communications and value-added
                            services. Splitrock reaches its markets with an
                            experienced direct sales force. We also utilize
                            resellers and partners to reach a variety of
                            markets.

      Splitrock Advantage   Broad Market Coverage
We are positioned to be a   Splitrock provides coverage in 50 states and more
    competitive player in   than 800 cities, including the top 150 markets.  Not
    the Internet and data   only do we connect all of these markets, but our
 communications industry.   platform is uniformly capable of providing the same
                            breadth and quality of service nationwide.  In
                            simple terms, the services we provide in major
                            markets like Boston and Chicago are available at
                            the same level of quality and reliability in
                            smaller markets like Billings and Cheyenne.


                            Network Infrastructure
                            We are building a broadband access platform that will have ATM switches in approximately 370 physical locations. When linked with our fiber backbone, this infrastructure will give us the capability and flexibility to deliver a host of Internet access and data services across a nationwide end-to-end network.


                            Multi-Service Capability
                            We can deliver a wide range of high-speed, high-performance data communications services to corporate and wholesale users. Our marketing, sales, and backoffice service and support capabilities are designed for both types of customers.


                            Management Team
                            Splitrock has assembled a seasoned, highly motivated management team with extensive experience in the data communications industry. We believe that our senior managers include some of the best technical and marketing talent in the industry. Our employees are stakeholders in the company and are committed to making Splitrock the best company in the industry.
























The right side of the page includes a table with the following data:

                        Internet and Data Communications
                              Market Projections

                                                                   Projected
                                       Projected compound         market size
                                       annual growth rate             2003
Target Markets                              1998-2003             ($ billions)
Business Internet/(1)/...............          71%                    $41.9
Consumer Internet/(1)/...............          19%                     19.9
Web Hosting and other
Value-Added Services/(1)/............          76%                     14.7
Frame Relay/(2)/.....................          19%                     10.7
ATM/(2)/.............................          37%                      1.6

Source:   (1)  Forrester Research,Inc.
          (2)  International Data Corporation

Below the table on the right side of the page is a graphic image showing nine different access services connected through an ATM switch to Splitrock's nationwide fiber backbone, as described below.

The captions at the top of the graphic image are:

                          Splitrock Broadband Network
                           Broadband Access Platform
                                ATM-To-The-Edge

Listed down the left side of the graphic image are the following initials: IP, ATM, FR, OC3, DS3, DS1, DSL, ISDN and V.90.

To the right of the initials are a triangle labeled "ATM" and a United States map labeled "Nationwide Fiber Backbone."

The caption at the bottom of the graphic image is:

                  "The Flexible Splitrock network architecture
                 supports a range of broadband access services."

                               PROSPECTUS SUMMARY

   This summary highlights some of the information in this prospectus. The summary may not contain all of the information that is important to you. This prospectus includes forward-looking statements which involve risks and uncertainties. You should carefully read the entire prospectus, including the risk factors and the financial statements, before deciding whether to invest in our common stock.

                            Splitrock Services, Inc.

Our Company

   We are a facilities-based provider of advanced data communications services. We market our services to Internet service providers, telecommunications carriers and other businesses throughout the United States. We own and operate a state-of-the-art, broadband access network that:

  . consistently achieves among the highest performance ratings in the industry for network reliability, speed and throughput;

  .  currently handles more than 1.3 billion minutes of use per month;

  . reaches businesses and households in every U.S. market with a population of at least 100,000 as well as many smaller markets; and

  . employs asynchronous transfer mode (ATM) switches at every point-of-presence (POP).

   The combination of our existing broadband access network with our pending acquisition of significant fiber optic facilities positions us to deliver a broad array of end-to-end data communications services on our own network, including:

  .  dial and dedicated Internet access;

  . Internet access for higher bandwidth services, such as digital subscriber line (DSL) and cable modem;

  .  value-added services such as virtual private networks and web hosting;
     and

  .  bandwidth leasing and colocation services.

   We currently provide Internet dial access and related services to Prodigy Communications Corporation, our primary customer and one of the largest Internet service providers in the United States. Prodigy recently announced a definitive agreement to acquire the Internet access customer base of Cable & Wireless USA, which we believe will result in a significant increase in Prodigy subscribers. We believe that our relationship with Prodigy and our high performance ratings have demonstrated our strength as a network operator and positioned us to expand our customer base and service offerings. Leveraging our demonstrated network capabilities, we have recently entered into significant new customer relationships with Juno Online Services and InfiNet. Juno, a leading provider of Internet and e-mail services, currently has more than 200,000 subscribers for its billable Internet services launched in July 1998 and has created more than 6.8 million free e-mail accounts since April 1996. InfiNet, a consortium sponsored by Knight-Ridder, Gannett and Landmark Communications, provides Internet access and web publishing solutions to nearly 100,000 subscribers nationwide.

Our Strategy

   Our mission is to strengthen our position as a leading facilities-based provider of advanced data communications services. To achieve this objective, our business strategy focuses on the following key principles:

  . expanding our direct marketing activities, increasing the size of our sales force and developing alternative distribution channels to capitalize on the expected growth in demand for network services;

  .  broadening our portfolio of service offerings;

  . exploiting the capabilities of our advanced nationwide communications network;

  .  building strong customer loyalty through superior customer service;

  .  leveraging our experienced management team;

  . increasing and optimizing total network utilization by offering comprehensive services and targeting both daytime business users and evening consumer users to balance our network's usage; and

  . evaluating strategic alliances and acquisitions that increase traffic over our network.

Our Market Opportunity

   According to industry reports, data communications is one of the fastest growing segments of the global telecommunications market. Forrester Research estimates that business Internet access, web hosting and other value-added services will grow from $3.7 billion in 1998 to approximately $57 billion in 2003. Forrester also projects that consumer Internet access spending will grow from approximately $7 billion in 1998 to approximately $19.9 billion in 2003.

Our Network

   As of May 31, 1999, our broadband access network included 239 operational POPs. When our network is completed later this year, we expect to have approximately 370 active POPs with a physical presence in all 50 states, targeting over 90% of all U.S. businesses and households with a local call. We have deployed ATM switches at every core, hub and remote POP of our network. This network architecture, which we call "ATM-to-the-Edge(TM)," enables us to serve as a broad-based provider of data communications services through the creation of a platform that efficiently delivers multiple services, such as Internet access, virtual private networks and web hosting, across multiple protocols, including Internet Protocol (IP), frame relay and ATM. The flexibility inherent in our network design allows us to expand our service offerings to provide fully integrated data, video and voice services. This flexibility also allows us to incorporate future technological innovations into our network architecture with a lower incremental investment than that required by other communications service providers with legacy systems that have separate networks for voice and data.

   As part of our ongoing efforts to further expand and enhance our network and service offerings, we have agreed to acquire the indefeasible rights to use four dark fiber strands in a state-of-the-art fiber optic network currently under construction by Level 3 Communications, with an option to use up to 12 additional fibers. This nationwide fiber network will cover approximately 15,000 route miles and will be delivered in segments that are expected to become available from the end of 1999 through the first quarter of 2001. The combination of this fiber optic backbone with our broadband access network positions us to:

  . deliver, on our own facilities, a broad array of end-to-end data communications services at the high level of quality and reliability increasingly demanded by customers;

  . reduce significantly our network costs as a percentage of revenues as we substitute the acquired bandwidth for existing leased circuit arrangements with various telecommunications carriers;

  . expand our service offerings by providing bandwidth leasing services on a stand-alone basis or bundled with our other services;

  .  increase the reliability and redundancy of our network; and

  . increase the variety of service options and speeds available to customers.

                                ----------------

   We were incorporated in Texas on March 5, 1997 and reincorporated in Delaware on May 8, 1998. Our headquarters are located at 8665 New Trails Drive, The Woodlands, Texas 77381. Our telephone number at that location is (281) 465-1200. Our website address is www.splitrock.net. The information contained on our website is not part of this prospectus.

                                ----------------

   The terms "the Company," "Splitrock," "we," "our," and "us," as used in this prospectus refer to Splitrock Services, Inc. Investors should carefully consider the information set forth under "Risk Factors." Technical terms that are important to an understanding of our business are defined in the Glossary of Terms beginning on page G-1 of this prospectus. Except as otherwise noted, the information in this prospectus (1) assumes that the underwriters' over-allotment option will not be exercised and (2) reflects a 100-for-1 split of our common stock that was effected on June 3, 1997, a 10-for-1 split of our common stock that was effected on August 8, 1997, and a 0.563-for-1 reverse stock split that will be effected prior to the completion of this offering.

                                  The Offering

Common stock offered by
us..........................

                              10,700,000 shares

Common stock to be
outstanding after this
offering....................

                              57,381,427 shares

Use of proceeds.............
                              We intend to use the net proceeds from this offering to fund:

                              .  capital expenditures, including the
                                 acquisition of rights to use dark fiber, the acquisition of related electronics equipment and the completion of our broadband access network;

                              . operating losses, working capital requirements and other general corporate purposes; and

                              . possible future acquisitions or strategic investments.

Proposed Nasdaq National Market   SPLT
symbol..........................

   The number of shares of common stock to be outstanding after this offering is based on the 46,681,427 shares outstanding as of June 30, 1999 and includes the 10,700,000 shares of common stock being sold by us in this offering. The shares of common stock to be outstanding after this offering excludes:

  . any shares of common stock to be issued pursuant to the over-allotment option;

  . 1,487,791 shares of common stock issuable on or after July 26, 1999 upon the exercise of outstanding warrants with an exercise price of $0.02 per share;

  . 2,896,128 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $5.10 per share; and

  . 7,735,845 shares of common stock reserved for issuance upon the exercise of options available to be granted under our stock option plans.

                             SUMMARY FINANCIAL DATA

   Our statement of operations data for the period from inception (March 5, 1997) to December 31, 1997 and for the year ended December 31, 1998, and our balance sheet data as of December 31, 1997 and 1998, shown in the table below are derived from our audited financial statements. Our statement of operations data for the three months ended March 31, 1998 and 1999 and our balance sheet data as of March 31, 1999 have been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods presented. You should read this information together with our financial statements and the notes relating to those statements and with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Results of operations for the periods presented are not necessarily indicative of results of operations for future periods.

   The "As Adjusted" summary balance sheet data reflects the sale of the shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by us. For more information, see "Use of Proceeds."

                          Period from
                           Inception
                           (March 5,   Year Ended
                         1997) through  December    Three Months Ended March 31,
                         December 31,      31,      ------------------------------
                             1997         1998           1998            1999
                         ------------- -----------  --------------  --------------
                             (in thousands, except share and per share data)
Statement of Operations
 Data:
  Revenues..............  $    22,708  $    63,611  $       16,494  $       16,352
  Operating expenses:
    Splitrock network
     costs..............        2,362       32,912           3,955          16,022
    Legacy network
     costs..............       25,804       58,292          12,316          13,029
    Selling, general and
     administrative.....        1,276        6,390             859           2,570
    Depreciation and
     amortization.......        3,500       13,850           2,820           4,635
                          -----------  -----------  --------------  --------------
      Total operating
       expenses.........       32,942      111,444          19,950          36,256
                          -----------  -----------  --------------  --------------
  Loss from operations..      (10,234)     (47,833)         (3,456)        (19,904)
  Other income
   (expense):
    Interest income.....          348        5,393             107           2,604
    Interest expense....         (235)     (15,390)           (349)         (8,191)
                          -----------  -----------  --------------  --------------
  Loss before income
   tax..................      (10,121)     (57,830)         (3,698)        (25,491)
  Provision for income
   tax..................          --           --              --              --
                          -----------  -----------  --------------  --------------
  Net loss..............  $   (10,121) $   (57,830) $       (3,698) $      (25,491)
                          ===========  ===========  ==============  ==============
  Net loss per share--
   basic and diluted....  $     (0.42) $     (1.30) $        (0.09) $        (0.55)
                          ===========  ===========  ==============  ==============
  Weighted average
   shares--basic and
   diluted..............   24,109,912   44,389,172      43,238,400      46,659,188

                                                          As of March 31, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Balance Sheet Data:
  Cash and cash equivalents.............................. $ 23,365  $   162,428
  Unrestricted investments...............................   87,793       87,793
  Restricted investments (1).............................   44,356       44,356
  Property and equipment, net............................   84,833       84,833
  Total assets...........................................  257,065      396,128
  Long-term debt and capital lease obligations (including
   current portion)......................................  272,844      272,844
  Stockholders' equity (deficit).........................  (55,925)      83,138

                                             Period from
                                              Inception
                                              (March 5,
                                            1997) through  Year Ended  Three Months Ended March 31,
                                            December 31,  December 31, ------------------------------
                                                1997          1998         1998            1999
                                            ------------- ------------ -------------- ---------------
                                                                 (in thousands)
Other Financial Data:
  Capital expenditures.....................    $16,969      $ 45,261   $       2,508  $        15,292
  EBITDA (2)...............................     (6,734)      (33,983)           (636)         (15,269)
  Cash provided by (used in):
    Operating activities...................     (2,233)         (735)         (4,874)         (32,052)
    Investing activities...................    (17,198)     (169,512)         (2,740)          29,765
    Financing activities...................     27,141       190,867           3,253           (2,678)

--------

(1) Restricted investments as of March 31, 1999, represent escrowed funds that, together with interest received on those funds, will be sufficient to pay, when due, the next three semi-annual interest payments on our outstanding 11 3/4% senior notes.

(2) EBITDA is defined as net loss plus net interest expense, provision for income taxes, depreciation and amortization. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flow or other income or cash flow data or as a measure of a company's profitability or liquidity and is not a measure calculated in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In this case, the trading price of the common stock could decline, and you may lose all or part of your investment.

   We make many forward-looking statements in this prospectus that are not based on historical facts, but discuss our future expectations. You can identify these statements by our use of forward-looking terms, such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions. Because these forward-looking statements involve risks and uncertainties, there are important factors that may cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including those discussed under this section and elsewhere in this prospectus.

Our business is difficult to evaluate because we have a limited operating history and implementation of our current business plan is not reflected in our historical financial statements.

   We were incorporated and commenced operations in March 1997. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. In addition, we currently derive substantially all of our revenues from Internet dial access services. We are now significantly expanding our sales and marketing effort and our service offerings with the expectation of broadening our customer base. We are also making a substantial capital investment to acquire exclusive rights to use a fiber optic backbone, and neither the revenues nor the expenses that may be associated with this investment are reflected in our historical financial statements. As a result, not only is our operating history limited, but our historical financial statements do not reflect important elements of our business plan on a going forward basis. The combination of these factors may make evaluation of our business and prospects difficult.

As a participant in a new and rapidly evolving business, we face risks and uncertainties relating to our ability to successfully implement our business plan.

   We have developed a business plan in the context of the rapidly evolving data communications industry that leverages our current service offerings and technical expertise and expands our operations into new service areas. The risks and uncertainties associated with implementing our business plan relate to:

  . completing the construction and installation of our broadband access network;

  .  expanding our sales and marketing activities;

  .  expanding and scaling operations support systems for planned services;

  . providing services to our customers that are reliable and cost-effective;

  . responding to technological development or service offerings by competitors;

  .  acquiring and integrating our fiber backbone into our network;

  .  increasing awareness of our brand;

  .  identifying and integrating strategic acquisitions and alliances; and

  .  attracting and retaining qualified personnel.

If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations and financial condition will be materially adversely affected.

We have a history of losses and we expect to continue to incur losses in the foreseeable future.

   We have incurred net losses and negative cash flows from operations since our inception and we expect to continue to do so for the foreseeable future. Starting up our company and building our network has required substantial capital and other expenditures. As a result, we reported net losses of approximately $57.8 million and $25.5 million, respectively during the year ended December 31, 1998 and the three months ended March 31, 1999, and incurred negative cash flows from operations of approximately $0.7 million and $32.1 million for the same periods. As of March 31, 1999, we had an accumulated deficit of $93.4 million. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis.

We currently depend on Prodigy for substantially all of our revenues, and our revenues could decrease significantly if the number or usage of Prodigy subscribers decreases or if Prodigy ceases to be a customer.

   We currently derive substantially all of our revenues from Prodigy. Prodigy accounted for 100%, 99% and 99% of our revenues for the period from inception through December 31, 1997, the year ended December 31, 1998, and the three months ended March 31, 1999, respectively. While we expect revenues from Prodigy to decrease as a percentage of our total revenues in future periods, we believe that Prodigy will continue to account for a significant portion of our revenues. The initial four-year term of our agreement with Prodigy expires on June 30, 2001. Prodigy may also terminate our agreement prior to June 30, 2001 if (1) we fail to meet specified service level objectives or otherwise fail to comply with the agreement or (2) Prodigy gives us 12 months' notice of termination and pays us a termination fee of $3.0 million. The loss of Prodigy as a customer would have a material adverse effect on our business, financial condition and results of operation.

   Prodigy operates in a highly competitive environment and competes with a wide range of national, regional and local Internet service providers. A decrease in the number of Prodigy subscribers or their usage would likely result in a corresponding decrease in our revenues under our agreement with Prodigy. Prodigy reports that a majority of its subscriber enrollments result from bundling arrangements with personal computer manufacturers and Microsoft. Prodigy's loss of these arrangements and relationships or a decrease in the number of enrollments it receives as a result of these marketing channels could adversely affect our results of operations.

   Prodigy's results may be affected by seasonal factors. Historically, the growth in Prodigy subscribers and their total usage has been higher in the first and fourth quarters of the calendar year, in part due to increased marketing efforts and consumer demand during the year-end holiday season. The seasonal nature of Prodigy's business could affect our quarterly revenues.

We may not be able to hire and retain qualified employees.

   Our future success depends on our ability to attract, train, motivate and retain highly skilled employees, especially qualified, competent and motivated sales and marketing staff with contacts and expertise in the communications sector. Competition for employees in the data communications industry, especially sales and marketing personnel, is intense and our business plan depends on hiring a significant number of these individuals. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

We depend on our key management personnel for our future success.

   Our future success depends to a significant extent on the continued service and coordination of our management team, particularly Kwok L. Li, our Chairman of the Board and Chief Technical Officer, and

William R. Wilson, our Chief Executive Officer. The departure of any of our officers or key employees could have a material adverse effect on our business, financial condition and results of operations. Mr. Li currently acts as a consultant for Lucent Technologies, Inc. and is the majority owner of Linsang Partners L.L.C. Mr. Li devotes a portion of his work time to Lucent and Linsang. Mr. Li's inability to devote his time exclusively to our affairs could have a material adverse effect on our business.

Our quarterly financial results may not be a good indicator of future results and may fluctuate significantly and could result in lower prices for our stock.

   We expect our quarterly revenues, expenses and operating results to fluctuate significantly in the future as a result of a variety of factors, some of which are outside of our control. As a result, we believe that quarter to quarter comparisons of our operating results are not a good indication of our future performance and it is possible that our operating results may be below the expectations of securities analysts or investors in some future period. If the latter occurs, the trading price of our common stock would likely decline, perhaps significantly. The factors which affect whether our results fluctuate include:

  .  the number and level of usage of Prodigy subscribers;

  .  demand for network and Internet access services;

  . capital expenditures and other costs relating to the construction and installation of our network;

  .  marketing and other expenses aimed at increasing our customer base;

  . pricing changes and the introduction of new products or services by us or our competitors;

  . our ability to obtain sufficient supplies of sole- or limited-source equipment and telecom facilities on a timely basis;

  .  our ability to balance the use of our network over a 24-hour period;

  .  potential adverse regulatory developments;

  .  delays in the construction of our fiber optic backbone network;

  . technical difficulties, system downtime, undetected software errors and other problems affecting the Internet generally or the operation of our network;

  . economic conditions specific to the Internet and online media and general economic conditions; and

  .  longer sales cycles for newer service offerings.

   We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we expect. Moreover, in an attempt to enhance our long-term competitive position, we may from time to time make decisions regarding pricing, marketing, services and technology that could have a near-term material adverse effect on our business, financial condition and operating results. For more information, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We face intense competition in the data communications services industry.

   The market for data communications, Internet and related services is intensely competitive, quickly evolving and subject to rapid technological change. We anticipate that competition will continue to intensify as the use of data communications and the Internet grows. The tremendous growth and potential size of the market have attracted many new start-ups as well as established businesses from different industries. Our current and prospective competitors fall into three major categories:

  . companies that provide access services to Internet service providers with both residential and small business customers, including Verio, UUNET Technologies, Concentric Network, PSINet, and Netcom On-Line Communications Services;

  . companies that provide access, virtual private network and other value-added services to medium and large businesses, including UUNET Technologies, Concentric Network, GTE Internetworking, and DIGEX, as well as most major long distance telephone companies; and

  . companies with high-speed networks that provide bandwidth capacity and other network services, including IXC Communications, Qwest and Level 3 Communications.

Some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than we do. Many of our competitors may also have the ability to bundle Internet access and data transmission with basic local and long distance telecommunications services. This bundling of services may have an adverse effect on our ability to compete effectively with them and may result in pricing pressure on us.

   We also believe that new competitors will enter the network services market with new technologies and methods of distribution, including large computer hardware, software and media and other technology and telecommunications companies, resulting in greater competition and pricing pressure as more capacity becomes available. For instance, cable companies, AT&T and Microsoft have announced that they are exploring broadband services for high speed Internet connectivity that will rely on cable modems and economical network upgrades. Other companies have announced plans to provide Internet access via wireless terrestrial and satellite-based technologies. This capacity will be added to that of the U.S. long distance fiber optic networks owned by each of AT&T, MCI WorldCom and Sprint, as well as numerous local networks. Others, including Qwest, IXC Communications and Williams Companies, are deploying additional networks that use advanced technology similar to that of our fiber backbone being constructed by Level 3.

   The increase in the number of competitors in this industry has been accompanied by vertical and horizontal integration and consolidation among competitors. The number of businesses providing Internet-related and network services is growing rapidly. We are aware of other companies, in addition to those named above, that have entered into or are forming joint ventures or consortia to provide services similar to those provided by us. Others may acquire the capabilities necessary to compete with us through acquisitions.

   As a result of the increase in the number of competitors and the vertical and horizontal integration in the industry, we currently encounter and expect to continue to encounter significant pricing pressure and other competition in the future. Increased price or other competition could result in erosion of our market share and could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise, portfolio of services or marketing and support capabilities to continue to compete successfully. For more information, see "Business--Competition."

Increased industry capacity and other factors could lead to lower prices for our services.

   The long distance transmission industry has been characterized by overcapacity and falling prices since shortly after the break-up of AT&T in 1984. We expect that prices for communications services generally will continue to fall over the next several years, primarily due to:

  . recent technological advances that permit large increases in the transmission capacity of both new and existing fiber;

  . strategic alliances or similar transactions, such as purchasing alliances for long distance capacity among local exchange carriers that increase the parties' purchasing power; and

  .  construction of new networks and competing satellite systems.

We face risks associated with entering new lines of business that could cause our results to suffer.

   A key component of our strategy is to acquire fiber optic backbone that increases our capacity to deliver services that require higher bandwidth and to lease some of our fiber optic capacity to other companies. The following risks are inherent in entering this new line of business:

  . a potential decrease in the price for our bandwidth capacity resulting from a significant increase in capacity in the marketplace as networks currently under construction come on line;

  . a lack of financial resources to make the necessary capital expenditures to take full advantage of the bandwidth available to us;

  . unexpected changes in regulatory requirements as a result of combining our old lines of business with the new lines of business;

  .  loss of management and marketing staff focus and attention;

  .  problems reaching our new target market for bandwidth leasing services;

  . failure to integrate the sales and marketing of our new lines of business with our existing services; and

  . inability to compete in the new line of business against established brand names.

We have incurred substantial indebtedness and may not be able to service our debt.

   We have and will continue to have a significant amount of outstanding indebtedness and debt service requirements. At March 31, 1999, our total debt (including current portion of capital lease obligations) was $272.8 million and stockholders' deficit was $55.9 million. Interest on this indebtedness totals approximately $33 million per year. Our debt has important consequences for our company and for you, including the following:

  . our ability to obtain additional financing in the future, whether for working capital, capital expenditures, acquisitions or other purposes, may be impaired;

  . a substantial portion of our cash flow from operations is dedicated to the payment of interest on our debt, which reduces the funds available to us for other purposes;

  . our flexibility in planning for or reacting to changes in market conditions may be limited; and

  .  we may be more vulnerable in the event of a downturn in our business.

   Our ability to meet our debt service obligations will depend on our future operating performance and financial results. This ability will be subject in part to factors beyond our control. Although we believe that our cash flow will be adequate to meet our interest payments, we cannot assure you that we will continue to generate sufficient cash flow in the future to meet our debt service requirements. If we are unable to generate cash flow in the future sufficient to cover our fixed charges and are unable to borrow sufficient funds from other sources, then we may be required to:

  .  refinance all or a portion of our existing debt;

  . attempt to issue additional equity securities, which may result in dilution of ownership percentages for our existing shareholders; or

  .  sell all or a portion of our assets.

   We cannot assure you that a refinancing or offering of equity securities would be possible. We cannot assure you that any asset sales would be timely or that the proceeds which we could realize from asset sales would be sufficient to meet our debt service requirements. In addition, the terms of our debt securities and fiber agreements restrict our ability to sell or sublease our assets and our use of the proceeds from any asset sale.

We will need additional capital in the future and additional financing may not be available.

   We currently anticipate that our available cash resources, combined with the net proceeds from this offering, will be sufficient to meet our anticipated working capital and capital expenditure requirements through the end of 2000. We cannot assure you that these resources will be sufficient for unanticipated working capital and capital expenditure requirements during this period. Moreover, we expect that full implementation of our current business plan will require that we raise substantial additional capital for the needs that we anticipate funding during 2001 and 2002. We may also need to raise additional funds in order to:

  . take advantage of unanticipated opportunities, including more rapid international expansion or acquisitions of complementary businesses or technologies;

  .  develop new services; or

  .  respond to unanticipated competitive pressures.

   We may also raise additional funds through public or private debt or equity financings if these sources of financing become available on favorable terms. We cannot assure you that the additional financing we will need will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of unanticipated opportunities, develop new services or otherwise respond to unanticipated competitive pressures. In that case, our business, results of operations and financial condition could be materially adversely affected. Our forecast of the period of time through which our financial resources will be sufficient to support our operations is a forward looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors, including those set forth above.

Restrictions imposed on us as a result of our current indebtedness could adversely affect our ability to raise further capital.

   The terms of our current indebtedness contain financial and operating covenants that limit the discretion of our management. These covenants place significant restrictions on our ability to:

  .  incur additional indebtedness;

  .  create liens or other encumbrances;

  .  make dividend payments and investments;

  .  sell or otherwise dispose of assets; or

  .  merge or consolidate with other companies.

These restrictions could adversely affect our ability to raise further capital.

Any failure or delays by Level 3 in completing our new fiber optic backbone network could materially and adversely affect our business.

   In April 1999, we entered into an agreement with Level 3 Communications which gives us the exclusive right to use portions of Level 3's nationwide fiber network for a 20-year period. Our ability to fully implement our present business plan could be adversely affected if Level 3 fails to perform its obligations under this agreement. Level 3 may be delayed or prevented from completing its fiber network and performing its obligations under our agreement due to:

  .  insufficient capital resources;

  . failure of its suppliers to provide the necessary equipment and services;

  .  regulatory changes affecting its rights of way;

  .  a change in management strategy; or

  .  presently unforeseeable legal, technical or other factors.

   Our business plan assumes that we will use dark fiber strands from Level 3 to deliver our services on the fiber optic portion of our network. If Level 3 does not successfully complete the installation of these dark fiber segments, we may not be able to provide our services or provide them at the level of quality, efficiency and economy assumed in our business plan. While we believe that we could transfer our business to another supplier if Level 3's segments are not available, we may not find an alternate network which would provide comparable technology at a competitive cost. Level 3 has not completed construction of its network segments. Any failure by Level 3 to complete construction of, or deploy and maintain, its dark fiber segments could hurt our business.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we may be required to notify the Federal Trade Commission of the transactions contemplated by our agreement with Level 3. If this notification is required, we will not be able to consummate the transactions contemplated by the Level 3 agreement until the requirements of the Hart-Scott-Rodino Act have been satisfied and any applicable waiting period has expired or terminated.

Our business plan assumes that we will be able to expand and scale our network infrastructure to accommodate increased volumes of traffic and customers; however, our ability to scale our network by large proportions is unproven.

   Our network currently handles approximately 1.3 billion minutes of use per month. However, our ability to scale the network up to meet our expected customer usage levels while maintaining superior performance and integrating and managing the fiber optic backbone is unproven. As the number of our customers grows or as network usage increases, we may need to make additional investments to expand and adapt our network infrastructure and maintain adequate data transmission speeds. Any future expansion and adaptation of our communications and facility infrastructure could require substantial financial, operational, technical and management resources. If we are required to expand our network significantly and rapidly due to increased usage, additional stress will be placed upon our network hardware, traffic management systems and facilities.

Our business depends on the continued growth of the Internet and the demand for data communications services and could suffer if demand declines.

   Our business would be adversely affected if use of the Internet and the data communications industry does not continue to grow or grows more slowly than expected. Factors that may inhibit the continued growth of the Internet and the data communications industry include the following:

  . the ability of the Internet and data networking infrastructure to support the growing demands placed on it;

  .  access costs;

  . the performance and reliability of products and services as the number of users and amount of traffic increases;

  . the ability of businesses to adequately address security and privacy concerns;

  .  the development of legislation or regulation related to the Internet;
     and

  . the nature and pace of technological changes relating to the Internet and data communications.

In addition, websites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly than expected or decline. This would have an adverse affect on our business.

Our network system could fail resulting in losses and loss of user confidence.

   Our success depends upon our ability to deliver reliable, high-speed access to the Internet and upon the ability and willingness of our telecommunications providers to deliver reliable, high-speed telecommunications service through their networks. Our network, and other networks providing services to us, are vulnerable to damage or cessation of operations from fire, earthquakes, severe storms, power loss, telecommunications failures, excessive, sustained, or peak user demand, and similar events, particularly if these events occur within a high traffic location of the network. We cannot assure you that we will not experience failures or shutdowns relating to individual POPs or even catastrophic failure of the entire network. We carry business personal property insurance to protect us against losses due to property damage and business interruption. This coverage, however, may not be adequate or available to compensate us for all losses that may occur. In any event, significant or prolonged system failures or shutdowns could damage our reputation and result in the loss of customers.

Our network is potentially vulnerable to viruses, break-ins or disruptions.

   Despite our security measures, our network's infrastructure is potentially vulnerable to computer viruses, break-ins and similar disruptive problems caused by our customers or others. Computer viruses, break-ins or other problems could lead to interruptions, delays or cessation in service to our customers. Furthermore, inappropriate use of the Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of our customers. This could, in turn, deter potential customers and adversely affect our existing customer relationships. Security problems represent an ongoing threat to public and private data networks. The security services that we offer in connection with our customers' networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in these instances, the occurrence of problems may result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business or reputation or on our ability to attract and retain customers for our products. Moreover, until more consumer reliance is placed on security technologies available, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry and our customer base and revenues.

We must keep pace with technological change and evolving industry standards to remain competitive and increase our revenues.

   The market for data communications and Internet access and related services is characterized by rapidly changing technology, evolving industry standards, changes in customer needs and frequent new product and service introductions. Our future success will depend, in part, on our ability to:

  .  effectively use and develop leading technologies;

  .  continue to develop our technical expertise;

  .  enhance our current services;

  .  develop new services that meet changing customer needs; and

  . respond to emerging industry standards and technological changes in a cost-effective manner.

If our services do not continue to be compatible and interoperable with products and architectures offered by various other members of the industry, our ability to compete could be impaired. We cannot assure you that we will be successful in responding to changing technology or market trends. In addition, services or technologies developed by others may render our services or technologies uncompetitive or obsolete. Furthermore, changes to our services in response to market demand may require the adoption of new technologies that could likewise render many of our assets technologically uncompetitive or obsolete. Even if we do successfully respond to technological advances and emerging industry standards, the integration of new technology may require substantial time and expense, and we cannot assure you that we will succeed in adapting our network infrastructure in a timely and cost-effective manner.

Changes in government regulations could adversely affect our business by increasing costs or imposing limitations on the services we provide.

   To date, we have not been subject to common carrier regulation by the FCC or state public utility commissions, but the growth of Internet telephony and changing technology has led regulators to consider regulating some Internet services. We do not believe that we are subject to this type of regulation. However, if such regulation is applied to us, we could incur substantial regulatory costs, including obligations to contribute directly to federal and state universal service funds. Government entities have also attempted to apply various forms of content regulation to Internet service providers, though in some cases Congress or the courts have made decisions that shielded Internet service providers from liability for the content that they convey. Other legislative and regulatory decisions designed to encourage the development of competition in the provision of telecommunications services could benefit certain of our competitors that are affiliated with facilities-based carriers, and may provide at least a temporary competitive advantage to those companies. For more information, see "Business--Regulation."

The imposition of taxes on our services could adversely affect our business.

   We are uncertain what additional laws and regulations regarding taxation of our services may be adopted due to the increasing popularity, development and use of data communications facilities and services and the Internet in particular. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes. We cannot predict how the activities in our industry will be taxed, and therefore how the costs of supplying our services may be affected, in the future because there is no precedent for many of these activities. The imposition of new taxes, directly or indirectly, on our services could adversely affect our business, financial condition and results of operations depending on their magnitude and our ability to pass on the costs to end-users.

   The services we provide to Prodigy may be subject to sales or use taxes in a number of states. We believe that, under our agreement with Prodigy, we are entitled to be reimbursed by Prodigy for these taxes if they are due. We recently billed Prodigy for $240,000 to cover taxes on services provided during May of 1999 and have informed Prodigy that we will be billing it for prior periods. Prodigy has asserted that we may not be entitled to recover these charges under the terms of our agreement. If our services to Prodigy are ultimately determined to be subject to sales, use or other taxes and we are unable to pass along these charges to Prodigy, our results of operations could be materially adversely affected.

Potential problems related to the Year 2000 may decrease use of Internet services, cause us reputational harm and adversely affect our business.

   Some computer programs and systems use two digits, rather than four digits, to define the applicable year and could fail or misfunction because they cannot distinguish between 20th century and 21st century dates. This, in turn, could result in a major system failure or miscalculations, including an inability to process transactions, send invoices or engage in similar normal business activities. The Internet and related service industries are susceptible to year-2000 problems due to their reliance on computer hardware and software. If these systems and programs should cause widespread problems across the Internet, we expect users to curtail their use of the Internet dramatically with consequent material adverse consequences to our revenues. However, we cannot reasonably assess the magnitude of the consequences and risks of the year-2000 problems on the basis of information currently available to us.

   A failure of our systems or the systems of our suppliers, customers and third parties with whom we do business could result in financial losses, legal liability and reputational harm to our customers. If Internet usage and our customers' subscriber count is reduced, it could result in a significant reduction in our revenues and have a material adverse effect on our business. Furthermore, Prodigy's and our other customers' purchasing patterns may be affected by year-2000 issues as they expend significant resources to correct their current systems for year 2000 compliance. We have not incurred material costs in ensuring year-2000 compliance to date and do not expect to incur material costs to make our software year-2000 compliant.

We depend on sole- and limited-source suppliers for critical products and services.

   We rely on other companies to supply key components of our network, operations support, and administration infrastructure. These components include critical telecommunications services and networking equipment, which, in the quantities and quality demanded by us, are available only from sole- or limited-sources. We depend on sole- or limited-source suppliers for the following products or services:

  . ATM switching products--Lucent Technologies supplies us with all of our ATM switching products, including the AC-120 switch, which is a key component of our network.

  . Internet dial access platform--Bay Networks provides us with its Internet dial access platform.

  .  Routers--Cisco Systems manufactures the routers used in our network.

   We do not carry significant inventories of these components and have no guaranteed supply arrangements for these components. Our suppliers also sell products to our competitors and may in the future themselves become our competitors. We cannot assure you that our suppliers will not enter into exclusive arrangements with our competitors or stop selling their products or components to us at commercially reasonable prices, or at all. Our inability to obtain sufficient quantities of sole- or limited-source components or to develop alternative sources, if required, could result in delays and increased costs in expanding, and overburdening of, our network infrastructure. Any delay, increased costs or overburdening of our network would have a material adverse effect on our business, financial condition and results of operations.

   We also depend on local and long distance telephone companies to provide telecommunications services to us and our customers. We experience delays from time to time in receiving supplies and telecommunications services from our suppliers. We cannot assure you that we will be able to obtain these supplies or services on the scale, of the quality, and within the time frames required by us at an affordable cost, or at all. Any failure to obtain these services on a sufficient scale, on a timely basis or at an affordable cost would have a material adverse effect on our business, financial condition and results of operations.

We may be subject to legal liability for distributing or publishing content over the Internet which could be costly for us to defend.

   Congress and several states have enacted or are considering measures that would, under some circumstances, impose civil and criminal liability upon Internet service providers, or providers of transmission capacity to Internet service providers, for the transmission or dissemination of information and materials. It is possible that costly claims will be made against us in connection with the nature and content of the materials disseminated through our networks. Currently, several private lawsuits of this sort are pending against other online services companies and Internet access providers. Given the heightened attention this topic has recently received, and will continue to receive if any of the current lawsuits are successful, we might be required to respond by investing substantial resources or discontinuing some of our service offerings. These factors may also cause growth of Internet use to decline. Finally, although we carry general liability insurance, it may not be adequate to compensate us or it may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of liability or asserted liability for information carried on or disseminated through our networks could hurt our business.

We depend on other companies for peering and interconnection arrangements.

   We maintain peering and interconnection arrangements with other network service providers so that we can exchange traffic with them. Recently, companies that previously offered peering have eliminated peering relationships or established new, more restrictive criteria for peering. We are uncertain whether other network service providers will continue peering and interconnection arrangements on acceptable terms or impose settlement charges as a result of an increasingly competitive Internet services industry dominated by a smaller group of national network providers. For more information, see "Business--Our Network--Peering and Interconnection."

The network design and technical expertise that we depend on may be developed or similarly deployed by others.

   Our success and ability to compete is dependent in part upon our technical expertise. We do not have proprietary rights that would prevent our competitors from deploying technologies or independently developing a network design and technical expertise that are substantially equivalent or superior to our own. For example, Sprint is in the process of designing a network which will contain ATM switches at every core, hub and remote site. The construction by our competitors of networks similar to our own may adversely affect our ability to compete effectively.

Third parties may claim we infringe their proprietary rights and these claims could result in increased costs.

   Although we do not believe we infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future or that those claims will not be successful. We could incur substantial costs and diversion of management resources to defend any claims relating to proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, parties making those claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. Such a judgment would have a material adverse effect on our business, financial condition and results of operations. In addition, we are obligated under various agreements to indemnify the other party for claims that we infringe on the proprietary rights of third parties. If we are required to indemnify parties under these agreements, our business, financial condition and results of operations could be materially adversely affected. If someone asserts a claim relating to proprietary technology or information against us, we may seek licenses to that intellectual property. We cannot assure you, however, that we could obtain licenses on commercially reasonable terms, if at all. The failure to obtain the necessary licenses or other rights could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our expansion.

   Our anticipated future growth will continue to place a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures. We will also need to continue to expand and maintain close coordination among our technical, accounting, finance and sales and marketing organizations. Key members of our management team, including our Chief Financial Officer, Chief Marketing Officer and Senior Vice President for Network Operations, have joined us within the last few months. These individuals have not previously worked together and are becoming integrated into our management team. They may not be able to work together effectively or successfully manage our growth. Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully acquire other companies, form strategic alliances or successfully integrate any acquisition or alliance.

   We will evaluate strategic alliances and acquisitions both domestically and internationally as they present themselves. Any future strategic alliance or acquisition involves risks commonly encountered in business relationships. We may encounter obstacles while integrating the operations and personnel of the companies and the integration efforts may disrupt our ongoing business. Our management may be unable to successfully incorporate licensed or acquired technology and rights into our service offerings or maintain uniform standards, controls, procedures and policies within the two organizations. Changes in management resulting from an alliance or acquisition could impair relationships with employees and customers. Any international alliance or acquisition would involve the additional risks of doing business abroad, including unexpected changes in the regulatory environments, export controls, tariffs, fluctuations in currency exchange rates and potentially adverse tax consequences. We may not successfully overcome these risks or any other problems encountered in connection with strategic alliances or acquisitions. In addition, we could incur substantial expenses, including the expenses of integrating the parties' businesses in a strategic alliance or after an acquisition, which could, in turn, adversely affect our business, financial condition and results of operations.

Our directors have relationships that could present conflicts of interest.

   Our directors have relationships with other companies that could result in potential conflicts of interest.

  . Since 1991, Mr. Nakfoor has served as the Vice President of Securities Trading for Inversora Bursatil, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiera Inbursa, S.A. de C.V., and an affiliate of our second largest shareholder, Carso Global. Carso Global currently controls our largest customer, Prodigy, on whose board Mr. Nakfoor has served since September 1997. Prodigy's President and Chief Executive Officer, Samer Salameh, was a member of our board of directors until April 1999.

  . Mr. Li was Director, Vice Chairman, Chief Technology Officer and owner of 12.4% of the common stock of Yurie, which was one of our principal suppliers until it was sold to Lucent. In connection with the sale of Yurie to Lucent, Linsang has agreed to make the services of Mr. Li available to Lucent to provide technical guidance for both the Lucent AC-120 and Lucent's entire line of other ATM switches. The agreement has a term of three years and terminates on May 29, 2001. Mr. Li is Chief Technical Officer, Carrier Network Division of Lucent and has agreed not to participate in designing, developing, producing, manufacturing or marketing multi-service access equipment other than for Lucent. Mr. Li and members of his family also control Linsang, which is our largest shareholder.

  . Mr. Turner is also a member of the board of directors of our largest shareholder, Linsang Partners, LLC, a limited liability company controlled by Mr. Li and members of his family.

   As a result of these relationships, there is a potential for conflicts of interest to arise when our directors are faced with a decision that could have different implications for our company and the other companies with which our directors have a relationship. Due to the nature of the potential conflicts of interest presented by these relationships on an ongoing basis, we cannot assure you that the directors involved will act in the best interests of our company and our stockholders.

   Affiliates of ours have engaged in numerous transactions with us in the past. These transactions were not necessarily a result of arms'-length negotiations. We may engage in additional related party transactions in the future and we cannot assure you that these transactions will be on arms'- length terms. For more information, see "Certain Transactions."

Investors in this offering will suffer immediate and substantial dilution.

   The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the common stock outstanding immediately after this offering. Therefore, investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share. You will incur further dilution if outstanding options or warrants to purchase common stock are exercised. For more information, see "Dilution."

We will retain broad discretion in using the net proceeds of this offering and may spend a substantial portion in ways with which you do not agree.

   We will retain a significant amount of discretion over the application of the net proceeds of this offering as well as over the timing of our expenditures. Because of the number and variability of factors that determine our use of the net proceeds of the offering, we may apply the net proceeds of this offering in ways that vary substantially from our current intentions. For more information, see "Use of Proceeds."

Our existing stockholders will maintain control of us following the offering.

   Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately 79.5% of our common stock following this offering and 77.3% if the over-allotment option is exercised in full. These stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company, which could negatively affect our stock price. For more information, see "Principal Stockholders."

Future sales of our common stock may negatively affect our stock price.

   Following the offering, we will have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market following this offering, or the perception that sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information, see "Shares Eligible for Future Sale." Our directors, executive officers, and two largest shareholders, Linsang and Carso Global, who collectively hold a total of 45,508,979 shares of common stock, have agreed not to dispose of any shares of common stock, subject to limited exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

Provisions of our certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

   Our certificate of incorporation and bylaws and the Delaware corporations law contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. For more information, see "Description of Capital Stock."

There has been no prior public market for our common stock, and our stock price may experience extreme price and volume fluctuations.

   Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares will be determined by negotiation between us and the representatives of the underwriters based upon several factors and may not be indicative of prices that will prevail in the trading market. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting."

   The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of technology companies and Internet-related companies in particular have been especially volatile. This volatility has included rapid and significant increases in the trading prices of Internet companies following initial public offerings to levels that do not bear any reasonable relationship to the operating performance of those companies and large inter-day swings in the trading prices of their securities. These fluctuations may materially affect the trading price of our common stock. We cannot guarantee that you will be able to sell your shares at or above the initial public offering price.

   In the past, stockholders have often instituted securities class action litigation following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and the diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

The reliability of market data included in this prospectus is uncertain.

   Since we are a new company and operate in a new and rapidly changing market, we have included market data from industry publications, including reports produced by Forrester Research, Inc. and International Data Corporation. The reliability of these data cannot be assured. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data. We also have not sought the consent of any of these organizations to refer to their reports in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of our common stock offered by this prospectus of approximately $139.1 million, or approximately $157.0 million if the underwriters' over-allotment option is exercised in full. These estimates are based on an assumed initial public offering price of $14.00 per share and include the deduction of the underwriting discount and other estimated fees and expenses payable by us.

   We intend to use the net proceeds from this offering principally for capital expenditures, including:

  . the acquisition of rights to use dark fiber and of the related electronics equipment necessary to transmit data over the fiber;

  .the completion of our broadband access network;

  .the enhancement of our network to provide additional value-added services;
  and

  .the improvement of our network management, billing, and other back office systems.

   We will also use a portion of the net proceeds from this offering to fund operating losses, working capital requirements and other general corporate purposes.

   In addition, we may use a portion of the net proceeds from this offering for possible future investments, acquisitions or strategic alliances in businesses or assets that are related or complementary to our existing business. We periodically evaluate investment, acquisition and strategic alliance candidates as a key part of our growth strategy. We currently have no commitments or agreements and are not involved in any negotiations with respect to these transactions.

   We currently intend to allocate substantial proceeds among the foregoing uses. The precise allocation of funds among these uses will depend on future commercial, technological, regulatory and other developments in or affecting our business, the competitive climate in which we operate and the emergence of future opportunities. Because of the number and variability of factors that determine our use of the net proceeds of the offering, we cannot assure that our application of the net proceeds will not vary substantially from our current intentions. Pending these uses, we intend to invest the net proceeds of this offering in short-term U.S. investment grade and government securities.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Declaration or payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs and plans for expansion. In addition, our ability to pay dividends on the common stock is restricted by certain covenants in the indenture governing our outstanding 11 3/4% senior notes.

                                 CAPITALIZATION

   The following table shows our cash and cash equivalents, investments and total capitalization:

  .  on an actual basis as of March 31, 1999; and

  . as adjusted to reflect the sale of 10,700,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by us.

   You should read this information together with our financial statements and the notes relating to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" appearing elsewhere in this prospectus.

                                                  As of March 31, 1999
                                           -------------------------------------
                                               Actual           As Adjusted
                                           ----------------  -------------------
                                           (in thousands, except share data)
Cash and cash equivalents................. $         23,365   $        162,428
                                           ================   ================
Investments:
  Unrestricted investments--short term.... $         87,793   $         87,793
  Restricted investments--short term......           28,191             28,191
  Restricted investments--long term.......           16,165             16,165
                                           ----------------   ----------------
Total investments......................... $        132,149   $        132,149
                                           ================   ================
Long Term Debt:
  11 3/4% senior notes due 2008........... $        258,257   $        258,257
  Capital lease obligations...............           14,587             14,587
                                           ----------------   ----------------
Total long term debt (including current
 portion).................................          272,844            272,844
Stockholders' Equity (Deficit):
  Preferred stock, $.001 par value,
   25,000,000
   shares authorized, no shares issued....              --                 --
  Common stock, $.001 par value,
   150,000,000 shares authorized,
   46,671,996 shares issued and
   outstanding actual; 57,371,996 shares
   issued and outstanding, as adjusted....               47                 57
  Additional paid-in capital..............           34,816            173,869
  Common stock warrants...................            2,849              2,849
  Accumulated other comprehensive (loss)..             (195)              (195)
  Accumulated deficit.....................          (93,442)           (93,442)
                                           ----------------   ----------------
    Total stockholders' equity (deficit)..          (55,925)            83,138
                                           ----------------   ----------------
Total capitalization...................... $        216,919   $        355,982
                                           ================   ================

The number of shares as adjusted for this offering excludes:

  . any shares of common stock to be issued pursuant to the underwriters' over-allotment option;

  . 1,487,791 shares of common stock issuable on or after July 26, 1999 upon the exercise of outstanding warrants with an exercise price of $0.02 per share;

  . 2,896,128 shares of common stock issuable upon the exercise of outstanding options at June 30, 1999 with a weighted average exercise price of $5.10 per share; and

  . 7,735,845 shares of common stock reserved for issuance upon the exercise of options available at June 30, 1999 to be granted under our stock option plans.

                                    DILUTION

   You will experience immediate and substantial dilution in the net tangible book value per share of your common stock.

   We calculate dilution to new investors by subtracting net tangible book value per share of common stock after this offering from the per share price paid by new investors in this offering. We calculate net tangible book value per share by subtracting total liabilities from total tangible assets and then dividing that number by the number of shares of common stock outstanding at March 31, 1999. The following table illustrates the per share dilution:

Assumed initial public offering price per share.......................  $14.00
Net tangible book value deficit per share as of March 31,
 1999......................................................... $ (1.20)
Increase attributable to new investors........................            2.65
                                                                        ------
Net tangible book value per share after this offering.................    1.45
                                                                        ------
Dilution per share to new investors in this offering..................  $12.55
                                                                        ======

   The following table summarizes, after giving effect to this offering as of March 31, 1999, the total number of shares of common stock purchased from us, the total consideration paid to us and the average consideration per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering at an assumed initial public offering price of $14.00 per share:

                                Shares Purchased  Total Consideration   Average
                               ------------------ -------------------- Price Per
                                 Number   Percent    Amount    Percent   Share
                               ---------- ------- ------------ ------- ---------
Existing stockholders......... 46,671,996  81.3%  $ 34,788,000  18.8%   $ 0.75
New investors................. 10,700,000  18.7%   149,800,000  81.2%    14.00
                               ----------  -----  ------------ ------   ------
  Total....................... 57,371,996   100%   184,588,000 100.0%     3.22
                               ==========  =====  ============ ======   ======

   The calculations above exclude from the number of outstanding shares of common stock:

  . any shares to be issued pursuant to the underwriters' over-allotment option;

  . 1,487,791 shares of common stock issuable on or after July 26, 1999, upon the exercise of outstanding warrants with an exercise price of $0.02 per share;

  . 2,896,128 shares of common stock issuable upon the exercise of outstanding options at June 30, 1999 with a weighted average exercise price of $5.10 per share; and

  . 7,735,845 shares of common stock reserved for issuance upon the exercise of options available at June 30, 1999 to be granted under our stock option plans.

   If all of the options and warrants outstanding as of March 31, 1999, had been exercised at that date, dilution to new investors in this offering would be $12.42 per share.

                            SELECTED FINANCIAL DATA

   Our statement of operations data for the period from inception (March 5, 1997) to December 31, 1997 and for the year ended December 31, 1998, and our balance sheet data as of December 31, 1997 and 1998, shown in the table below are derived from our audited financial statements. Our statement of operations data for the three months ended March 31, 1998 and 1999 and our balance sheet data as of March 31, 1999 have been derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods presented. You should read this information together with our financial statements and the notes relating to those statements and with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

   The "As Adjusted" balance sheet data reflects the sale of the shares of common stock offered by this prospectus at an assumed initial public offering price of $14.00 per share, after deducting the underwriting discount and the estimated offering expenses payable by us.

                          Period from
                           Inception
                           (March 5,
                         1997) through       Year Ended             Three Months Ended March 31,
                         December 31,       December 31,       -----------------------------------------
                             1997               1998                     1998                  1999
                         ------------- ----------------------  -------------------------  --------------
                                       (in thousands, except share and per share data)
Statement of Operations
 Data:
  Revenues..............  $   22,708    $              63,611  $                  16,494  $       16,352
  Operating expenses:
    Splitrock network
     costs..............       2,362                   32,912                      3,955          16,022
    Legacy network
     costs..............      25,804                   58,292                     12,316          13,029
    Selling, general and
     administrative.....       1,276                    6,390                        859           2,570
    Depreciation and
     amortization.......       3,500                   13,850                      2,820           4,635
                          ----------    ---------------------  -------------------------  --------------
      Total operating
       expenses.........      32,942                  111,444                     19,950          36,256
                          ----------    ---------------------  -------------------------  --------------
  Loss from operations..     (10,234)                 (47,833)                    (3,456)        (19,904)
  Other income
   (expense):
    Interest income.....         348                    5,393                        107           2,604
    Interest expense....        (235)                 (15,390)                      (349)         (8,191)
                          ----------    ---------------------  -------------------------  --------------
  Loss before income
   tax..................     (10,121)                 (57,830)                    (3,698)        (25,491)
  Provision for income
   tax..................         --                       --                         --              --
                          ----------    ---------------------  -------------------------  --------------
  Net Loss..............  $  (10,121)   $             (57,830) $                  (3,698) $      (25,491)
                          ==========    =====================  =========================  ==============
  Net Loss per share--
   basic and diluted....  $    (0.42)   $               (1.30) $                   (0.09) $        (0.55)
                          ==========    =====================  =========================  ==============
  Weighted average
   shares--basic and
   diluted..............  24,109,912               44,389,172                 43,238,400      46,659,188

                                               As of          As of March 31,
                                            December 31,           1999
                                           --------------  --------------------
                                            1997   1998    Actual   As Adjusted
                                           ------ -------  -------  -----------
                                                     (in thousands)
Balance Sheet Data:
  Cash and cash equivalents............... $7,710 $28,330  $23,365   $162,428
  Unrestricted investments................    --  120,475   87,793     87,793
  Restricted investments (1)..............  3,472  58,477   44,356     44,356
  Property and equipment, net............. 38,504  73,899   84,833     84,833
    Total assets.......................... 54,388 296,141  257,065    396,128
  Long-term debt and capital lease
   obligations (including current
   portion)............................... 25,120 275,581  272,844    272,844
  Stockholders' equity (deficit).......... 20,407 (30,291) (55,925)    83,138

                          Period from
                           Inception
                           (March 5,
                         1997) through  Year Ended  Three Months Ended March 31,
                         December 31,  December 31, -----------------------------
                             1997          1998         1998            1999
                         ------------- ------------ -------------- --------------
                                             (in thousands)
Other Financial Data:
  Capital expenditures..    $16,969      $ 45,261   $       2,508  $       15,292
  EBITDA (2)............     (6,734)      (33,983)           (636)        (15,269)
  Cash provided by (used
   in):
    Operating
     activities.........     (2,233)         (735)         (4,874)        (32,052)
    Investing
     activities.........    (17,198)     (169,512)         (2,740)         29,765
    Financing
     activities.........     27,141       190,867           3,253          (2,678)

--------

(1) Restricted investments as of March 31, 1999, represent escrowed funds that, together with interest received those funds, will be sufficient to pay, when due, the next three semi-annual interest payments on our outstanding 11 3/4% senior notes.

(2) EBITDA is defined as net loss plus interest expense, provision for income taxes, depreciation and amortization. EBITDA is presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data or as a measure of a company's liquidity and is not a measure calculated in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable with similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion together with our financial statements and the notes to those statements included elsewhere in this prospectus. The results shown in this prospectus are not necessarily indicative of the results we will achieve in any future periods. This discussion contains forward-looking statements based upon our current expectations which involve risks and uncertainties. Our actual results could differ materially from those described in the forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a facilities-based provider of advanced data communications services. We market our services to Internet service providers, telecommunications carriers and other businesses throughout the United States. Our services include an array of Internet access and data communications services delivered over our high capacity, facilities-based network.

   We were founded in March 1997. In July 1997, we acquired the existing legacy network infrastructure of Prodigy Communications Corporation, and agreed to build and operate a nationwide communications network and to provide network services for Prodigy's customers. We initially provided service to Prodigy's subscribers using Prodigy's legacy network. For locations outside the coverage area of the legacy network, we have been using the IBM Global Services network. From September 1997 through April 1998, we deployed our broadband access network in metropolitan areas across the country. Over time, as more coverage has become available on our access network, we have been decommissioning the Prodigy legacy network POPs and reducing our usage of the IBM network. In July 1998, we raised $261 million through the issuance of our 11 3/4% senior notes and warrants to purchase common stock principally to finance capital expenditures related to the construction and installation of our broadband access network. As of May 31, 1999, our network included 239 operational POPs. Later this year, we expect to have approximately 370 active POPs, giving us a physical presence in all 50 states, and targeting 90% of U.S. businesses and households with a local call. Our expanding network is supported by two network operations centers equipped with state-of-the-art network management systems.

   As part of our ongoing efforts to further expand and enhance our network and service offerings, we have agreed to acquire indefeasible rights to use four dark fiber strands in a state-of-the-art fiber optic network currently under construction by Level 3 Communications, LLC, with an option to acquire indefeasible rights to use an additional 12 fibers. This nationwide fiber network will cover approximately 15,000 route miles and will be delivered in segments that are expected to become available from the end of 1999 through the first quarter of 2001. The combination of this fiber optic backbone with our broadband access network positions us to:

  . deliver, on our own facilities, a broad array of end-to-end data communications services at the high level of quality and reliability increasingly demanded by customers;

  . reduce significantly our network costs as a percentage of revenues as we substitute the acquired bandwidth for existing leased circuit arrangements with various telecommunications carriers;

  . expand our service offerings by providing bandwidth leasing services on a stand alone basis or bundled with our other services;

  .  increase the reliability and redundancy of our network; and

  . increase the variety of service options and speeds available to customers.

 Revenues

   Historically, Prodigy has been our primary customer and has accounted for substantially all of our revenues since our inception. For both the year ended December 31, 1998 and the three months ended March 31, 1999 Prodigy accounted for 99% of our revenues. While we expect revenues from Prodigy to decrease as a percentage of our total revenues in future periods, we believe that Prodigy will continue to account for a significant portion of our revenues.

   We provide network services, including Internet dial services and other network connections, to Prodigy in exchange for a monthly service charge. The service charge is calculated based on the lower of two alternative rates, subject to a minimum. One rate is calculated based upon the total hours of usage and the other rate is calculated based upon the total number of subscribers. The minimum monthly service charge is $3.5 million and will increase to $4.0 million and $4.5 million on July 1, 1999 and July 1, 2000, respectively. Through March 31, 1998, our Prodigy revenues were a function of the amount of usage rather than the number of subscribers. However, since April 1998, these revenues have been, and over the long term are expected to continue to be, a function of the number of subscribers rather than the amount of usage. In addition, if the average monthly hours per subscriber exceeds a target amount, we will be entitled to receive additional fees.

   Our original four-year agreement with Prodigy expires on June 30, 2001. After the initial term either party may terminate the agreement upon 12 months' prior written notice. If no notice is received, the term of the agreement is automatically extended for successive 12-month terms. Under the agreement, we are required, among other things, to provide Prodigy with financial and other information and to meet network performance standards. We are required to provide credits to Prodigy if we fail to meet these standards. Prodigy may terminate the agreement following a cure period if we fail to meet specified service level objectives or otherwise fail to comply with our agreement. Prodigy may also terminate the agreement during the initial term without cause by providing 12 months' prior written notice and paying a termination charge of $3.0 million.

   Prodigy has announced plans to discontinue Prodigy Classic, its original on-line service, on or before October 31, 1999 because of a shift in business focus to Internet-based products and services and a determination not to make Prodigy Classic Year 2000 compliant. Prodigy has reported that, although it will continue to encourage Prodigy Classic subscribers to migrate to Prodigy Internet, it has had difficulty in generating this migration and a substantial portion of the remaining Prodigy Classic subscribers lack the minimum hardware requirements for the Prodigy Internet service. While we expect continued growth in Prodigy Internet subscribers, we do not expect that any significant portion of this growth will be attributable to the migration of Prodigy Classic subscribers.

   On May 27, 1999, Prodigy announced that it had entered into a definitive agreement to acquire the Internet access customer base of Cable & Wireless USA, which we believe will result in a significant increase in Prodigy subscribers.

   In addition to providing Internet dial access and related services to Prodigy, we began offering Internet dedicated access services on a limited basis to select customers during the second half of 1998. Given the nature of our network costs and the fact that current network utilization peaks in the evening hours to support Prodigy's residential Internet subscribers, we are targeting providers of daytime intensive traffic as well as providers of evening intensive traffic to maximize network utilization throughout a 24-hour period. We plan to focus on providing virtual private network services, Internet dedicated access, web hosting and Internet dial access services. Historically, in the data communications industry, providing virtual private network services increases the length of the sales cycle when compared to providing Internet dedicated access services. Because we are in the early stages of building our sales force, we expect growth in revenues to fluctuate from quarter to quarter depending on the volume of monthly revenue of our customers and the actual date the service becomes billable to our customers. We cannot assure you that we will achieve the balance of utilization of the network facilities necessary to attain or maximize profitability or positive cash flow from operations.

   Leveraging our demonstrated network capabilities, we have recently entered into significant new customer relationships with Juno Online Services and InfiNet. Juno, a leading provider of Internet and e-mail services, currently has more than 200,000 subscribers for its Internet services launched in July 1998 and has created more than 6.8 million free e-mail accounts since April 1996. InfiNet, a consortium sponsored by Knight-Ridder, Gannett and Landmark Communications, provides Internet access and web publishing solutions to nearly 100,000 subscribers nationwide. We began providing Internet dial access to InfiNet's subscribers in the second quarter of 1999.

   As segments of our fiber backbone are constructed, we plan to use the additional network capacity to offer bandwidth leasing services. However, overcapacity could result from the construction of competing networks, technological advances, strategic alliances, or a decline in the growth rate of demand for bandwidth capacity. If this occurs, we could encounter significant pricing pressure, which could limit the amount we could competitively charge for these services.

 Splitrock Network Costs

   Our Splitrock network costs include all expenses incurred in connection with designing, deploying and operating our network. These costs primarily include leased telecommunication line charges for connecting our POPs to local central offices and for backbone transmission, personnel expenses, and operating expenses related to network operations, maintenance field operations and facility management.

   Increases in Splitrock network operating costs relate to the increase in Splitrock network facilities and line charges incurred in connection with the growth in total subscriber usage. As of May 31, 1999, we had 239 operational POPs and we expect to have approximately 370 operational POPs when our network construction is completed later this year. We anticipate continued increases in our network operating costs as additional lines and facilities are deployed.

   We are deliberately increasing our network operating expenditures to expand our broadband access network and backbone capacity in anticipation of expected increases in dial access and other services. We may incur expenditures to increase our capacity to serve customers in advance of entering into new customer relationships.

   During March 1999, in order to maintain the quality and reliability of our network performance, we entered into an agreement with Lucent Technologies to provide us with maintenance on our broadband access network. Prior to entering into this maintenance arrangement with Lucent, we had performed our own maintenance of equipment and have relied on warranties from our vendors. We expect our maintenance costs to increase as POP sites are added to the maintenance contract through year end.

   We expect our network operating costs to decrease significantly as a percentage of revenues as we substitute our acquired fiber optic backbone network for existing leased circuit arrangements with various telecommunications carriers. Although we expect to incur new costs for maintenance, colocation and software in connection with the fiber optic network, we expect these new costs to be offset in future years by a larger reduction in charges for backbone transmission. In connection with the services we will provide to InfiNet, we will incur additional network operating expenses that will largely offset our revenue from that customer through the end of 1999, while we transition InfiNet traffic from its legacy network to our network.

 Legacy Network Costs

   Legacy network costs include all expenses incurred in connection with operating and decommissioning the Prodigy legacy network. This includes facility leases, line charges for Prodigy legacy network POPs, occupancy costs, equipment maintenance costs and access fees for the IBM network, as well as significant transition costs.

   Legacy network costs are expected to decline, as more coverage becomes available on our own broadband access network. As the construction and installation of our own network progresses, the Prodigy legacy network is being decommissioned and usage of the IBM network is declining. As of April 30, 1999, we had fully deactivated 94% of the original Prodigy legacy network POPs. We do not expect to incur any significant legacy network costs beyond the end of 1999.

   The largest component of our legacy network costs are paid to IBM for usage incurred on the IBM network. We have incurred quarterly costs from IBM of $6.3 million, $7.3 million, $11.0 million, $12.0 million, $12.6 million, and $11.5 million, respectively, for the six quarters from October 1, 1997 through March 31, 1999. The increase in costs through the fourth quarter of 1998 related to a continued quarterly increase in total subscriber usage, coupled with an increase in the hourly usage rate that went into effect at the beginning of the second quarter of 1998. The IBM network costs have declined since the fourth quarter of 1998 and we expect those costs to be substantially eliminated by the end of 1999.

   During construction of new POP sites, access and transmission lines are installed and charges are incurred as a POP site becomes operational. Transition costs result from a duplication of expenses on both the new POP and the associated legacy network POP until the new POP is operational and the associated legacy network POP is decommissioned.

 Selling, General and Administrative Expenses

   Selling, general and administrative expenses consist of personnel and operating costs relating to executive management, accounting and finance, information systems, human resources, sales and marketing, customer support, network planning, development, and administrative employees. We expect our selling, general and administrative expenses to continue to increase in dollar amount and as a percentage of revenue in 1999, 2000 and 2001 principally due to the following factors:

  .  expansion of our sales and marketing force; and

  . expansion of our back-office, customer care, billing, and administrative functions.

   We expect to make a substantial investment in our sales and marketing programs to achieve and properly support the intended expansion in our customer base. Through the combination of a direct sales force and alternative distribution channels, we believe that we will be able to access markets and increase revenue-producing traffic on our network. To implement our distribution strategy, we are developing an in-house direct sales force. We intend to utilize our direct sales force to market our services directly to Internet service providers, carriers, value added service providers, and medium and large businesses. We intend to utilize alternate distribution channels, such as agents, resellers and wholesalers, to market our services to medium and small businesses. We cannot assure you that we will be successful in our marketing plan. In addition to the expanded sales force, we anticipate continued back-office expansion, including the continued implementation of a new customer care and billing system. We have also signed a lease for 69,000 square feet of additional office space, which we expect to be available for occupancy by August 1999. This office lease will increase selling, general and administrative costs and will also require additional capital expenditures for furniture and fixtures and leasehold improvements.

 Depreciation and Amortization

   Depreciation and amortization expense consists primarily of depreciation of network equipment. We anticipate that our depreciation and amortization expenses will increase significantly as we record amortization on amounts expected to be paid to acquire dark fiber rights and depreciation expenses for the related electronic equipment.

 Net Losses

   We have incurred net losses since our inception in March 1997. We anticipate that we will continue to incur net losses while we complete the construction and installation of our nationwide network and expand our sales and marketing force. The extent to which we continue to incur net losses is largely dependent upon the timely deployment of the network, the rate at which we can expand our customer and revenue base and our ability to maximize use of our nationwide network.

Results of Operations

 Three Months Ended March 31, 1999 Compared to Three Months Ended March 31,
 1998

   Revenues. Revenues for the three months ended March 31, 1999 totaled $16.4 million, a decrease of $0.1 million from revenues of $16.5 million for the three months ended March 31, 1998. This decrease was due to a decrease in revenues from Prodigy partially offset by a modest increase in revenues from other customers. The decrease in revenues from Prodigy was a result of a change in the methodology for calculating our charges to Prodigy. Our revenues from Prodigy in the first quarter of 1998 were based upon the total hours of usage. In contrast, our revenues from Prodigy in the first quarter of 1999 were based on the total number of subscribers.

   Splitrock Network Costs. Splitrock network costs for the three months ended March 31, 1999 were $16.0 million compared to $4.0 million for the three months ended March 31, 1998. This increase was due to the growth in the size of our network from 53 operational POPs as of March 31, 1998 to 192 operational POPs as of March 31, 1999. As a percentage of revenues, Splitrock network costs increased to 98.0% of revenue for the three months ended March 31, 1999 from 24.0% of revenues for the three months ended March 31, 1998.

   Legacy Network Costs. Legacy network costs for the three months ended March 31, 1999 were $13.0 million compared to $12.3 million for the three months ended March 31, 1998. This increase was attributable to an increase in total subscriber usage coupled with an increase in the hourly usage rate for the IBM Network. As a percentage of revenues, legacy network costs increased to 79.7% of revenue for the three months ended March 31, 1999 from 74.4% of revenues for the three months ended March 31, 1998.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 1999 were $2.6 million compared to $0.9 million for the three months ended March 31, 1998. The majority of this increase was due to an increase in personnel to support the growth in the size of our network. In addition, in the third quarter of 1998, we moved into a 25,000 square foot office facility in The Woodlands, Texas, which significantly increased our occupancy costs. As a percentage of revenues, selling, general and administrative expenses increased to 15.7% of revenue for the three months ended March 31, 1999 from 5.2% of revenues for the three months ended March 31, 1998.

   Depreciation and Amortization. Depreciation and amortization was $4.6 million for the three months ended March 31, 1999 compared to $2.8 million for the three months ended March 31, 1998. This increase was due to the increase in equipment and facilities placed in service throughout 1998 and 1999.

   Interest Expense. Interest expense was $8.2 million for the three months ended March 31, 1999, compared to $0.4 million for the three months ended March 31, 1998. Historical interest expense was related to capital leases on equipment and loans from a stockholder prior to completion of the senior notes offering in July 1998. Beginning in the third quarter of 1998, interest expense increased significantly due to the issuance of the 11 3/4% senior notes.

   Interest Income. Interest income relates to the interest earned on investments of cash on hand in investment grade commercial paper and money market accounts. Interest income was $2.6 million for the three months ended March 31, 1999, compared to $0.1 million for the three months ended March 31, 1998. This increase is due to the interest earned on the proceeds from our senior notes offering. We anticipate a continued decline in interest income as we use these funds to fund capital expenditures and operations.

   Income Taxes. No provision for income taxes has been recognized because we had operating losses for both tax and financial reporting purposes in all periods.

   On March 31, 1999, we had approximately $35 million of gross deferred tax assets comprised primarily of net operating loss carryforwards. Given our history of operating losses, it is uncertain that we would realize such assets, and so we have provided a reserve to reduce the carrying value of the asset to zero. We will continue to assess the ability to realize the deferred tax assets based on actual and forecasted results.

 Year Ended December 31, 1998 Compared to Period from Inception on March 5, 1997 through December 31, 1997

   From inception on March 5, 1997 through June 30, 1997, we had not yet begun deploying our network nor had we entered into our agreement with Prodigy. As a result, we generated no revenue and incurred limited operating expenses prior to the third quarter of 1997. Thus, any comparison of our results of operations for the year ended December 31, 1998 with those results for the period from our inception to December 31, 1997 is not meaningful.

   Since inception, we have focused on the construction and installation of our network while maintaining and decommissioning, when appropriate, the Prodigy legacy network. Through December 31, 1998, we had not focused on increasing sales, as our network had not yet been completed. Prodigy represented our primary source of revenue during both 1997 and 1998. In the second quarter of 1998, we began our efforts to raise capital to complete the construction and installation of our nationwide network. On July 24, 1998, we issued and sold $261.0 million in senior notes and warrants to acquire 1,487,791 shares of common stock and began a campaign to recruit and employ the personnel necessary to complete, operate and maintain our network.

   To support our expansion, we have been adding employees. At the end of 1997 and 1998, respectively, we had 67 and 188 full time employees and contractors. Additionally, during 1998, we added our second state-of-the-art network operations center in The Woodlands, Texas.

   Many of the employees we added represent field and office personnel for construction management, assembly and installation, provisioning, and related project management services for POP shelters.

Liquidity and Capital Resources

   Our operations have required substantial capital investment for the purchase of communications equipment and the design and development of our network. Capital expenditures were $45.3 million and $15.3 million for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively. We expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of dark fiber and the related facilities and telecommunications equipment.

   Since our inception, we have satisfied our cash requirements primarily through the issuance of equity or debt securities. As of March 31, 1999, we had raised approximately $298.1 million, including:

  . $34.8 million through private sales of our equity securities, including $18.0 million invested by our senior management and directors and $15.6 million invested by another major stockholder; and

  .  $263.3 million through the issuance of debt.

   In addition we have arranged $30.6 million in equipment financing, primarily from equipment vendors and leasing companies.

   As of March 31, 1999, we had an accumulated deficit of $93.4 million, cash and cash equivalents of $23.4 million, and restricted and unrestricted investments of $132.1 million.

   Net cash used in operating activities was $32.1 million during the three months ended March 31, 1999. The net cash used in operating activities in this period was primarily attributable to the Company's net losses. Net cash used in operating activities was $0.7 million for the year ended December 31, 1998. During the year-ended December 31, 1998, the cash flow effect of net losses were largely offset by increases of $42.0 million in current liabilities due to the timing of payments for purchases to equipment vendors and accrued interest to bond holders.

   Net cash provided by investing activities during the three months ended March 31, 1999 was $29.8 million. This consisted of net proceeds of $46.6 million from the liquidation of restricted and unrestricted investments, offset by $15.3 million used for purchases of property and equipment. Net cash used by investing activities for the year ended December 31, 1998 was $169.5 million and consisted primarily of the purchase of unrestricted investments of $119.5 million and $45.3 million in equipment purchases.

   Net cash used in financing activities for the three months ended March 31, 1999 was $2.7 million and consisted primarily of principal payments on capital leases. Net cash provided by financing activities for the year ended December 31, 1998 was $190.9 million, which was derived primarily from the issuance of our senior notes, net of issuance costs and proceeds restricted to finance future interest payments.

   As of March 31, 1999, we had aggregate operating and capital lease payments of $8.3 million remaining in 1999, and $9.0 million, $2.5 million, $1.4 million and $0.9 million due over the next four years.

   We also have agreed to acquire indefeasible rights to use four dark fibers, with an option to use up to 12 additional fibers, in the fiber optic network under construction by Level 3. We are required to pay for the dark fiber in segments as they become available, which is expected to occur from the end of 1999 through the first quarter of 2001.

   We expect our future liquidity and capital requirements to relate primarily to:

  .  capital expenditures;

  .  operating losses;

  .  debt service payments; and

  .  working capital and other corporate purposes.

   We currently estimate that our capital expenditures for 1999, 2000 and 2001 will be approximately $73 million, $139 million and $76 million, respectively, including capital expenditures for:

  . the acquisition of rights to use four dark fiber strands and the related electronics necessary to transmit data over the fiber;

  .  the completion of our broadband access network;

  . the enhancement of our network to provide additional value added services; and

  . the improvement of our network management, billing and other back office systems.

Actual capital expenditures will depend on numerous factors beyond our control or ability to predict, including the availability of financing, the timing of our acquisition of dark fiber, customer demand, competition, regulatory developments, and general economic conditions. Moreover, our capital requirements would increase significantly if we were to exercise our options to acquire rights to use up to 12 additional dark fiber strands over and above the four strands for which we have committed.

   We believe that the net proceeds from this offering will be sufficient to meet our anticipated cash needs through the end of 2000. However, we cannot assure you that our financial resources will be adequate to fund all of our anticipated or unanticipated working capital requirements and capital expenditures during this period. Moreover, we expect that full implementation of our current business plan will require that we raise substantial additional capital for the needs that we anticipate funding during 2001 and 2002. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. The terms of our debt securities restrict our ability to incur indebtedness, create liens, and make dividend payments and investments, and may make it more difficult for us to raise the capital we will need to fully implement our business plan. We cannot assure you that the additional financing we will need, will be available on terms acceptable to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants and significant interest expense.

Year 2000

   The year-2000 issue is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. Programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations, including an inability to process transactions, send invoices or engage in similar normal business activities. Due to its reliance on computer hardware and software, the Internet and related service industries are highly susceptible to the year-2000 issue. If the year-2000 issue should cause widespread problems across the Internet, usage can be expected to decline dramatically. Such an event would have a material adverse effect on our financial condition and results of operations, the nature and extent of which cannot reasonably be determined by us on the basis of information currently available to us.

 Our Year 2000 Program

   We have established a program to ensure that, to the extent reasonably possible, all systems are or will be year-2000 compliant prior to the end of 1999. Our Y2K program, designed with the assistance of an outside consultant, consists of five phases:

  . inventory of our potential exposures, including significant third-party supplier and customer relationships;

  .  analysis of the assets to determine compliance or non-compliance;

  .  remediation and contingency plan development;

  .  remediation; and

  .  testing of affected systems.

   A team consisting of our managers from Information Technology, Finance and Operations has been established as the Y2K Readiness Team. With the assistance of our outside consultant, the Y2K Readiness Team has designed an aggressive schedule to identify information technology (IT) and non-IT assets requiring compliance upgrades and a timetable for performance and testing of the affected systems. In addition, the Y2K Program calls for validation of compliance by significant suppliers and customers.

   Once identified, we will schedule detailed remediation steps to ensure that internal systems and significant external suppliers and customers meet Y2K Program compatibility requirements, or that sufficient contingency plans are in place. Remediation and compliance validation are estimated for completion during the second quarter of 1999.

 Current Status

   Our Year 2000 assessment is approaching final completion. An inventory of computing, communications and facility systems has been prepared and validated. Significant suppliers, including competitive local exchange carriers, have also been identified for validation.

   We have completed the inventory for both our IT and non-IT systems and have completed most of the analysis phase for these systems. We expect to complete the analysis phases for these systems during the second quarter of 1999. The Y2K Program calls for the completion of all phases for both IT and non-IT Systems by the end of the second quarter of 1999.

   We have performed a technical review of significant third party suppliers and customers and, if available, have surveyed the public year-2000 statements issued by them. In addition, we have sent inquiry letters to certain third party suppliers and customers requesting information regarding their vulnerability to year-2000 issues. We will respond to these inquiries and evaluate the responses we receive to determine if alternate business actions will be necessary.

   To date, we have not incurred and do not anticipate incurring a significant amount of costs to implement remedial actions required for year-2000 compliance.

 Contingency Plans

   If any significant systems, customers or suppliers are determined to have questionable remediation potential, the Y2K Readiness Team will establish a contingency plan to address the at-risk area during the analysis phase of the overall project now underway. We are unable at this time to determine what contingency plans, if any, may need to be implemented. As we progress through the Y2K Program and identify specific risk areas, we will take appropriate steps to implement remedial actions and contingency plans as required under the circumstances.

 Risks

   The failure to correct a year-2000 issue could result in the interruption or failure of certain normal business activities or operations. We believe that the most reasonably likely worst-case scenario would result from interruption or failure of third party services. Because we are dependent on a number of third party vendors to provide network services, a significant year-2000-related disruption of these network services could cause customers to consider seeking alternate service providers, decrease Internet traffic generally or cause a significant burden on customer service and technical support.

   We are not presently aware of any vendor-related year-2000 issue that is likely to result in any disruption of this type. Although there is inherent uncertainty in the year-2000 issue, we expect that as we progress in our Y2K Program, the level of uncertainty about the impact of the year-2000 issue will be reduced significantly.

Disclosures about Market Risk

   The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. Market risk generally represents the risk of loss that may result from the potential change in the value of a financial instrument as a result of fluctuations in interest rates and market prices. We have not traded or otherwise bought and sold derivatives nor do we expect to in the future. We also do not invest in market risk sensitive instruments for trading purposes.

   This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth under the captions "Risk Factors-- We have incurred substantial indebtedness and may not be able to service our debt" and "Risk Factors--We may need additional capital in the future and additional financing may not be available."

 Interest Rate Risk

   We may be exposed to market risk related to changes in interest rates. At this time, we have not entered into any interest rate risk arrangements, and while we may enter into interest rate risk hedging arrangements in the future, we cannot assure you that we will be able to find commercially satisfactory terms at that time. Our investment policy is to manage our investment portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We diversify our marketable securities portfolio by investing in multiple types of investment-grade securities. Our investment portfolio is primarily invested in short-term securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold.

   Our Short-Term Investments. As of March 31, 1999, we had unrestricted short-term investments of $87.8 million and restricted short-term investments of $28.2 million. These short-term investments are highly liquid investments with original maturities at the date of purchase of between three and twelve months and consist primarily of money market funds and high-grade securities such as corporate notes, municipal securities and U.S. Treasury notes. We value these investments at fair market value. These investments are subject to interest rate risk and will fall in value if market interest rates increase. A hypothetical increase in market interest rates by 10% from levels at March 31, 1999 would cause the fair value of these short-term investments to decline by an immaterial amount. We have the ability to hold these investments until maturity, and therefore would not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income, especially from money market funds whose rates change on a daily basis. For more information, see Note 1 to the Financial Statements.

   Our Long-Term Investments. As of March 31, 1999, we maintained restricted long-term investments totaling $16.2 million in connection with our 11 3/4% senior notes due 2008. These long-term investments consist of high-grade securities such as corporate notes, municipal securities and U.S. Treasury notes, all of which are considered liquid and available for sale. Certain of these securities will not be held to maturity. A hypothetical increase in market interest rates by 10% from levels at March 31, 1999 would cause the fair value of these securities to decline by an immaterial amount.

   Outstanding Debt. As of March 31, 1999, the carrying value of our outstanding senior notes was approximately $258.3 million at a fixed interest rate of 11 3/4%. In certain circumstances, we may redeem this long-term debt. Because the interest rates on these instruments are fixed, a hypothetical 10% decrease in interest rates would not have a material impact on our financial condition, revenues or operations. Increases in interest rates could, however, increase the interest expense associated with future borrowings, if any. We do not hedge against interest rate increases.

 Equity Price Risk

   We do not own an equity stake or investment in another company or business entity and therefore we do not believe that we have any direct equity price risk. We do not hedge against equity price changes.

 Foreign Currency Exchange Rate Risk

   All of our revenues are realized in dollars and all of our revenues are from customers in the United States. Therefore, we do not believe that we have any significant direct foreign currency exchange rate risk. We do not hedge against foreign currency exchange rate changes.

                                    BUSINESS

Our Company

   We are a facilities-based provider of advanced data communications services. We market our services to Internet service providers, telecommunications carriers and other businesses throughout the United States. We own and operate a state-of-the-art, broadband access network that:

  . consistently achieves among the highest performance ratings in the industry for network reliability, speed and throughput;

  .currently handles more than 1.3 billion minutes of use per month;

  . reaches businesses and households in every U.S. market with a population of at least 100,000 as well as several smaller markets; and

  .employs ATM switches at every POP.

   We recently agreed to acquire indefeasible rights to use four dark fiber optic strands, with an option to use up to 12 additional fibers, in a nationwide network that will cover approximately 15,000 route miles. The combination of our existing broadband access network with our pending acquisition of significant fiber optic facilities positions us to deliver a broad array of end-to-end data communications services on our own network, including:

  .dial and dedicated Internet access;

  . Internet access for higher bandwidth services, such as DSL and cable modem;

  .value-added services such as virtual private networks and web hosting; and

  .bandwidth leasing and colocation services.

   As compared to router-based, data-oriented networks we believe our network platform is more flexible for handling and deploying multiple and new services. Our broadband access network can accept input from a wide range of devices under all widely deployed protocols over all commercially deployed transmission speeds. This enables quicker and more economical deployment of new service offerings when combined with intelligent ATM processing residing solely at the core sites.

   We currently provide nationwide Internet dial access and related services to Prodigy, our primary customer and one of the largest Internet service providers in the United States. We are also offering to businesses nationwide dial and dedicated access for virtual private network services, and plan to begin offering web hosting and other value-added services by year end 1999. We believe that our relationship with Prodigy and our high network performance have demonstrated our strength as a network operator and positioned us to expand our customer base and service offerings. Leveraging our demonstrated network capabilities, we have recently entered into significant new customer relationships with Juno Online Services, Inc. and InfiNet. Juno, a leading provider of Internet and e-mail services, currently has more than 200,000 subscribers for its Internet services launched in July 1998, and has created more than 6.8 million free e-mail accounts since April 1996. InfiNet, a consortium sponsored by Knight-Ridder, Gannett and Landmark Communications, provides Internet access and web publishing solutions to nearly 100,000 subscribers nationwide.

Industry Overview

   Data communications services, including Internet and other network services, is one of the fastest growing segments of the global telecommunications market place. Businesses of all sizes are demanding advanced, highly reliable solutions for their data transmission needs that enhance productivity, improve efficiency and reduce operating expenses. As a result, businesses are seeking communications providers that can securely and efficiently connect geographically-dispersed locations uniformly and offer a full range of value-added services that meet their data networking needs. Businesses have begun to utilize value-added data communications services such as web hosting, e-mail, file transfer and, more recently, intranet and extranet services, e-mail outsourcing, e-mail broadcast and security. High speed data communications access services link businesses or individual consumers to the Internet's resources or to corporate intranets and extranets. Access services include dial-up access for individuals and small businesses and the high-speed dedicated access services used primarily by mid-sized and larger organizations.

   Businesses have also rapidly established corporate websites as a means to expand customer reach and improve communications efficiency. Many businesses are currently using the Internet as a lower cost alternative to building expensive private data communications networks. For example, many corporations are connecting their remote locations using intranets to enable efficient communications with employees, customers and suppliers, reducing telecommunications costs by using IP-based faxing and migrating legacy database applications to run over IP-based networks.

 Market Size and Growth

   According to industry reports, data communications services is one of the fastest growing segments of the global telecommunications market. For example, according to Forrester Research:


   . business Internet access services are projected to grow at a compound annual growth rate of 71% from $2.8 billion in 1998 to $41.9 billion in 2003;

   . consumer Internet access spending will increase from approximately $7 billion in 1998 to approximately $19.9 billion in 2003; and

   . web hosting and other value-added services are projected to grow at a compound annual growth rate of 76% from $0.9 billion in 1998 to $14.7 billion in 2003.

   In addition, according to International Data Corporation:

   . frame relay services are projected to grow at a compound annual rate of 19% from $4.4 billion in 1998 to $10.7 billion in 2003; and

   . ATM services are projected to grow at a compound annual rate of 37% from $0.3 billion in 1998 to $1.6 billion in 2003.

Our Strategy

   Our mission is to strengthen our position as a leading facilities-based provider of advanced data communications services. To achieve this objective, our business strategy focuses on the following key principles:

 Expand Our Marketing Activities to Capitalize on Expected Demand

   We intend to capitalize on the expected growth in demand for network services from businesses by aggressively marketing our services through a variety of distribution channels. We believe that utilizing a range of distribution channels will enable us to cost-effectively reach a broad base of potential customers. We are significantly expanding our direct sales force to attract Internet service providers, telecommunications carriers, value-added service providers and medium and large businesses. We are hiring highly motivated personnel who have a background in or experience with the data communications industry. In addition, we intend to use alternative distribution channels, including agents, resellers and wholesalers, to gain access to a substantially larger base of potential customers than we could otherwise initially address through our direct sales force. Through the combination of a direct sales force and alternative distribution channels, we will seek to rapidly increase network traffic, market penetration and customer base.

 Broaden Our Portfolio of Service Offerings

   We are broadening our portfolio of value-added services to address business customers who are increasingly outsourcing their critical applications and integrating web-based services as part of their core data networking strategy. We are positioned to offer a number of value-added services, including virtual private networks with a wide range of access options and speeds, web hosting and colocation on our nationwide broadband access network. These services can be bundled with Internet access services to provide complete, turnkey solutions. We have begun construction on our first web hosting data center in Houston, Texas and plan to build three additional data centers later this year. In addition, the enhanced capacity resulting from our recent acquisition of dark fiber capacity will enable us to offer a wider variety of data services on our own network, including bandwidth leasing. We believe that providing value-added services not only improves customer loyalty by making our services more attractive as a package but also improves profitability, as value-added services often provide higher margins.

 Exploit the Capabilities of Our Advanced Nationwide Communications Network

   We are completing deployment of our advanced, high-capacity, facilities-based nationwide communications network. We believe that our ATM-to-the-Edge(TM) network results in:

  .an easily scalable network architecture;

  . the ability to efficiently add new services and integrate further technological innovations at a lower incremental investment than that required by other communications service providers with legacy systems that have separate networks for voice and data;

  .interoperability with other network platforms; and

  .improved network manageability.

   To enhance our broadband access network, we have agreed to acquire indefeasible rights to use four dark fiber strands, with options to acquire indefeasible rights to use an additional 12 fibers, in a state-of-the-art nationwide fiber optic network currently under construction by Level 3. We believe that the combination of this fiber optic backbone with our broadband access network positions us to:

  . deliver, on our own facilities, a broad array of end-to-end data communications services at the high level of quality and reliability increasingly demanded by customers;

  . reduce significantly our network costs as a percentage of revenues as we substitute the acquired bandwidth for existing leased circuit arrangements with various telecommunications carriers;

  . expand our service offerings by providing bandwidth leasing services on a stand-alone basis or bundled with our other services;

  .  increase the reliability and redundancy of our network; and

  .increase the variety of service options and speeds available to customers.

 Build Strong Customer Loyalty Through Superior Customer Service

   We believe that superior customer service is a critical element in attracting and retaining customers. Our broadband network is designed to provide uniform quality and consistent service offerings at every point nationwide. We have also made significant investments in personnel and our scalable operating support systems. We believe that these systems give us a competitive advantage relative to traditional network service providers because we can better meet new customer demands and accommodate new service offerings. We oversee our network operations from two existing network operating centers 24 hours a day, seven days a week. With our integrated web-based network management tools we can monitor every POP in our network for quick and efficient problem resolution from our network operations centers.

 Leverage Our Experienced Management Team

   Our senior management team has extensive experience in the data communications industry. Our ten most senior executives have an average of over 15 years of industry experience. We believe that our ability to combine and draw upon the collective talent and expertise of our senior managers gives us a competitive advantage in the effective and efficient execution of network deployment, sales, provisioning, service installation, billing and collection, customer service and delivering communications solutions to businesses. Our co-founders, Mr. Li and Mr. Wilson, were both executives at WilTel and helped establish that organization's ATM and frame relay marketing strategies. Mr. Li was part of the leadership team that established Yurie Systems as a start-up company, took the company public and built it into a successful organization that was sold to Lucent Technology, Inc. for approximately $1 billion in 1998.

   Our senior management team also includes experienced marketing, finance and operating personnel. David Boatner, our Executive Vice President and Chief Marketing Officer, has built effective nationwide sales teams that target business customers in the telecommunications industry for McLeodUSA, LDDS-WorldCom, WilTel, Southwestern Bell and AT&T. Robert Fugate, our Chief Financial Officer, was part of the team that successfully built SkyTel into a leading provider of domestic and international wireless messaging services. Larry Walberg, our Senior Vice President of Operations, has had significant management experience at both WilTel and MCI WorldCom, where he served as Vice President, Global Data Network Operations. Todd Wilkens, our Senior Vice President of Engineering, managed the deployment of a nationwide frame relay/ATM network at GridNet, now a subsidiary of MCI WorldCom. Other key executives have significant experience in the critical functions of network operations, sales and marketing, customer and operations support systems, finance and regulatory affairs.

 Increase and Optimize Network Utilization

   Given the nature of our network costs and the fact that our current network utilization peaks in the evening hours to support Prodigy's residential Internet subscribers, we seek to increase and optimize total network utilization primarily by targeting providers of business services with daytime intensive traffic as well as providers of consumer services with evening intensive traffic. By pursuing this strategy, we believe that we will be able to optimize network utilization throughout a 24-hour period by offering both business-oriented services, such as dial virtual private networks and dedicated and dial Internet access services, during the day, and consumer-oriented services, such as Internet dial access services in the evening.

 Evaluate Strategic Alliances and Acquisitions That Increase Our Network
 Traffic

   We also intend to evaluate strategic alliances and acquisitions that could provide additional traffic over our network. We are primarily focused on the domestic services market and we believe that many opportunities for strategic alliances and acquisitions will be available to us in the future. For example, we may enter into joint marketing relationships with other companies that offer complementary services to business customers. We may also acquire companies that would drive increased traffic on our network without corresponding cost increases.

   We also believe that the demand for Internet services outside the United States will grow over the next few years. We intend to enter into international alliances to originate and terminate international traffic on our network. We will be targeting international Internet service providers and other carriers for two types of opportunities--traffic termination in the United States and data transport via the United States for termination in other countries. For example, in cooperation with Telefonos de Mexico, Mexico's primary telephone company and an affiliate of Prodigy, we intend to test connectivity between our respective data networks. In addition, we have engaged European Marketing Services, a marketing firm that successfully introduced Dell and other technology firms to the European markets, to facilitate our own entry into the European market.

Our Services

   We currently provide Internet dial access services and Internet dedicated access services, as well as value-added services such as dial and dedicated virtual private networks. We also have the ability to provide frame relay and ATM virtual private network services and web hosting and will begin to market these services by the end of this year. The addition of the fiber optic backbone to our network and acquisition of dark fiber will also allow us to offer bandwidth capacity and related colocation services as well.

 Internet Access Services

   Dial Access. Our Internet dial access services offer a cost effective Internet solution with V.90 modem access to our advanced network via ordinary telephone lines. Regional Internet service providers using our Internet dial service can rapidly scale their service from regional or local coverage to national coverage. National Internet service providers can expand their market share by using our extensive local dial and 800 services to reach more customers. We are primarily targeting Internet service providers with business as well as residential customers to maximize traffic throughout our network.

   We currently provide Internet dial access services to Prodigy for its subscribers. Leveraging on our demonstrated network capabilities, we have recently entered into significant new customer relationships with Juno Online Services and InfiNet.

   Dedicated Access. We offer high speed dedicated connectivity to the Internet for both business users and Internet service providers. Our Internet dedicated access services provide connectivity at access speeds ranging from 1.54 Mbps to 155 Mbps. We are targeting corporate users and carriers, including Internet service providers, local exchange companies, regional long distance providers and wireless providers as potential customers for this service.

   In the future, we believe that our fiber backbone positions us to support Internet access for higher bandwidth services, such as DSL and cable modem. These high-speed access methods will enable new Internet services such as video and high quality audio services.

 Value-Added Services

   We believe that business customers will continue to increase their use of the Internet and other data services. Customers increasingly rely on a range of value-added services, including virtual private networks and web hosting. We will continue to develop new services to meet these business needs that capitalize on our technologically advanced, high-speed broadband access network and our fiber optic backbone.

   Virtual Private Network Services. Many companies today have private data communication networks built on expensive leased lines designed to transfer data between office locations. Private data networks are expensive to set up, operate and maintain, requiring the use of leased lines and the purchase of networking hardware and software. Our virtual private network services can provide businesses with a lower-cost alternative to private data networks.

   Virtual private network services are valuable to business customers because they:

  .eliminate the need to invest significant amounts in proprietary equipment and software;

  .securely and efficiently connect multiple, geographically dispersed locations;

  .provide remote access capabilities; and

  .allow businesses to add, delete or move company locations to meet changing needs.

   We have begun offering both dial and dedicated access for frame relay and ATM virtual private network services to businesses, Internet service providers, competitive local exchange carriers and others. We expect that the provision of virtual private network services will be an important focus of our future business.

   Web Hosting. We now offer, on a limited basis, web hosting services bundled with our Internet access services that permit companies to market themselves and their products on the Internet without having to invest in technology, infrastructure and operations staff. We are developing for roll-out later this year a web hosting service that will be marketed on a stand-alone basis or bundled with our Internet access and virtual private network services. Web hosting is an ideal solution for customers who want to "publish" web pages on the

Internet without purchasing, configuring, maintaining and administering the necessary sophisticated hardware and software. Due to economies of scale, we can generally offer more sophisticated web hosting solutions than our customers can provide for themselves. Our data centers will be located at selected core POP sites and will make use of multiple high bandwidth connections to the Internet. File structure directories, domain name registration and security privileges can be set up for customers on our hosting servers, thus enabling customers to remotely "publish" their content for distribution over the Internet. In addition, we can provide network and systems administration and maintenance, tape back-ups and security. In the future, we may also offer applications hosting and other e-commerce services.

 Bandwidth Leasing

   With control over our fiber optic backbone network, we expect to offer bandwidth leasing services that allow Internet service providers and other business customers to transfer their traffic through our network. Bandwidth leasing services will enable customers to reduce their data communications expense by leasing network utilization from us in lieu of leasing point-to-point circuits from other communications providers. We expect to be able to offer high volume transmission capacity at a variety of speeds over our fiber optic network. We may also target large capacity users who want to augment their own networks or provide diverse routing alternatives in strategic areas of their systems. Our potential customers for these services include interexchange carriers, cable, data and transmission companies, the regional Bell operating companies, Internet service providers, and local exchange carriers. We expect to offer a variety of pricing and system options to meet the specific needs of each customer. For instance, a customer may lease the bandwidth capacity on a short or long term basis for extensive or minimal coverage.

 Colocation

   We plan to house business-critical servers and other electrical, networking and communications equipment in our secure network facilities on behalf of our customers. The demand for these colocation services has increased as companies expand into geographic areas in which they do not have appropriate space or technical personnel to support their equipment and operations. Colocation customers are typically larger enterprises employing more sophisticated Internet hardware, software, and web servers, and have the expertise to maintain their own web sites and related equipment. We plan to offer customers, including Internet service providers, the opportunity to colocate their web-server computers at our sites.

Our Network

   We own and operate a state-of-the-art, broadband access network that employs ATM technology at every core, hub and remote POP site. When our broadband access network is completed later this year, it will include approximately 370 active POPs, giving us a physical presence in all 50 states, and targeting over 90% of U.S. businesses and households with a local call.

   We recently agreed to acquire indefeasible rights to use four dark fiber strands, with an option to acquire indefeasible rights to use an additional 12 fibers, in an approximately 15,000 route mile nationwide fiber optic network. The combination of our existing broadband access network with our pending acquisition of significant fiber optic facilities will allow us to deliver a broad array of end-to-end data communications services on our own facilities at the high level of quality, cost-effectiveness and reliability increasingly demanded by customers. The increased bandwidth capacity will allow the network to support advanced services such as DSL and video.

   Through its ATM-to-the-Edge(TM) architecture, our broadband access network allows us to concurrently provide multiple services such as data, video and voice to customers and to incorporate future technology changes at relatively low incremental investments. As a result, we believe that we have created a more efficient network than our competitors, thereby reducing future operating costs and improving reliability to the end user. Older networks were typically designed to provide one type of service, such as voice or data, and are less efficient at carrying other traffic. Unlike many networks which deploy ATM switching only along the core sites in the backbone, our broadband access network deploys ATM switching at every POP site--core, hub and remote. Each POP is supported by the Lucent AC-120 switch which we believe provides significant quality of service advantages over typical ATM switches. Our management believes that our network contains more ATM-based switches than any other commercial network.

   Our network was designed to meet the following strategic goals:

  .provide uniform service nationwide that is reliable, fast, efficient and easy to access;

  .build high capacity to move data more quickly, more efficiently and at greater traffic volumes;

  .provide better quality service than our competitors at a lower cost;

  .provide broad coverage to points not served by other networks;

  .use the industry's best suppliers for network components; and

  .build redundancy into the network for better reliability.

 Network Performance

   We believe that our network delivers the high level of quality increasingly demanded by customers. We have consistently achieved among the highest performance ratings in the industry for network reliability, speed and throughput. Inverse Technology measures and reports on nine network performance parameters of Internet service providers. Our ratings exceeded or equaled the industry average in each of the categories shown below for five of the last six months.

                                                          Inverse 1999 Rating
                                                        -----------------------------
Selected Performance Attributes                         Jan  Feb  Mar  Apr  May  June
-------------------------------                         ---  ---  ---  ---  ---  ----
24-Hour Call Success...................................   A    A+   A    A    A+   A
Evening-Hour Call Success..............................   B    A+   A+   A+   A+   A
Business-Hour Call Success.............................   A    A+   A    A    A+   B
Modem Connect Speed....................................   A+   A+   A+   A+   A+   A+
Average Web Throughput.................................   A+   A+   A+   A+   A+   A+

   Inverse Technology rates the network performance of all major nationwide Internet service providers by making more than 250,000 test calls per month. The national providers compared in the Inverse rating are: AOL, AT&T, Cable & Wireless, CompuServe, Earthlink, GTE, IBM, Microsoft Network, Mindspring, NETCOM, Prodigy (Splitrock) and UUNET. In addition to the performance attributes in the table above, Inverse Technology also rates average time to login, average domain name system lookup time, average download time, and average total web failures/timeouts. In our view, however, these attributes reflect the performance of the Internet service provider and do not reflect the performance of the underlying network. You should not place undue reliance on Inverse Technology's reports as a measure of network performance because these reports do not measure all factors that may affect the quality of our services and are based on a random sampling of our network's POPs.

 Network Infrastructure

   We believe that we have provided for future growth by ensuring that our network is:

  . scalable;

  . flexible;

  . fault tolerant;

  . based on open standards and interoperable; and

  . manageable from remote locations.

   Scalable. Our flexible, multi-layer network architecture utilizes a high-speed switching fabric that enables us to increase the number of POPs and the number of users served in an incremental manner that matches investment with demand. Our network's scalability extends beyond the currently installed base of POPs to allow for growth without fundamental design changes or loss of service quality.

   Flexible. We believe that our network will enable us to adapt to new services and manage network resources according to each service's needs, permitting us to efficiently offer data, video and voice services concurrently.

   Fault Tolerant. Redundancy and adaptive technology in our network reduces the impact of isolated failures. For example, all core sites are interconnected, allowing traffic to be transferred among sites in case of a failure. In addition, key switches, routers and workstations are configured to search for alternate paths if an individual component or transmission line fails. We also have an uninterruptible power supply at each POP, limiting the impact of local power outages on our network.

   Open Standards and Interoperable. Our entire network supports various protocols, including IP, ATM, frame relay, ISDN, video and SS7. This architecture allows us to interconnect freely with other carrier networks or customer networks. As a result, we can extend services of another carrier outside of that carrier's own region. In addition, potential virtual private network clients that use standards-based protocols can easily access our network without having to purchase special equipment that would otherwise be necessary with a proprietary network.

   Manageable. From our network operations centers, we are able to monitor our network remotely, perform network diagnostics and equipment surveillance, and inform customers when a network problem occurs. Our network operations centers are open 24-hours a day, seven days a week. As a result of our network architecture, these tasks may be performed remotely regardless of POP location or network status. This capability allows us to control costs associated with on-site network configuration and repair.

 Broadband Access Network

   Communication service providers have typically provided services using two predominant types of infrastructure, one geared towards voice service and the other designed to optimize data communications. Practical considerations and equipment constraints have led to the development of these two types of distinct network infrastructures. Voice telecommunications service providers historically have needed to provide a high level of reliability and depend upon equipment reliability, network architecture design, network management and maintenance to meet their service needs and reliability constraints. Data telecommunications service providers, on the other hand, benefit from highly intelligent terminals at the end-user that usually can determine if a transmission error has occurred and automatically re-transmit data and even reconnect a session if necessary. With the help of intelligent terminals, data communication networks run complex routing algorithms that allow them to locate and find the best route to transmit data. While providing a high degree of flexibility, data communication service networks often have unpredictable performance.

   In order to create a network which efficiently supplies multiple types of services, such as data, video and voice, a company must make the platform reliable enough to support voice, yet flexible enough to support data. To date, companies successfully providing voice and data concurrently have partitioned their network's bandwidth to support two separate service infrastructures. Part of their bandwidth is used for voice, employing voice telecommunications service switches, and the other part is used for data, employing standard data telecommunication equipment in the network.

   Separating bandwidth use has been a practical way for older networks to provide multiple services. As long as data represents a small portion of network traffic, this partitioning remains practical. However, it is expected that the rapid growth of data will soon cause data to consume more bandwidth than voice. When that occurs, partitioning will make network bandwidth utilization very difficult to optimize while creating significant management complexity.

   Our network was designed to address constraints facing older networks by not requiring the separation of bandwidth for different types of services. In the process of designing our network we sought to create a network infrastructure which could:

  .  efficiently offer data, video, and voice services concurrently;

  .  reduce operating costs by more efficient utilization of network resources;
     and

  .  provide high quality service for all services offered on the network.

   We believe that three features distinguish our network from other data communications networks. First, we use the Lucent AC-120 switch which supports multiple services at every POP of the network. We believe that this "intelligent" ATM switch differs from typical ATM backbone switch engines because it supports many access protocols to the network whereby an array of data, video and voice services can be sent and/or received, including IP, frame relay, ATM, Ethernet, T-1, T-3, OC-3 and many other digital as well as analog interfaces. Also, the Lucent AC-120 is scalable with up to 14 interface module slots designed to house interface cards supporting these various services. The Lucent AC-120 translates these native service protocols into standard ATM format and transports any service as an ATM connection. In addition, the Lucent AC-120 implements a patented queuing algorithm that eliminates the need for bandwidth allocation to different kinds of services and simultaneously supports data, video and voice services on a unified platform without loss of quality of service even during periods of high network utilization.

   Second, to manage the large number of ATM switches in our network, we organized the network architecture into classes and regions. This architecture allows us to introduce new services more quickly because all new services can be layered on the network's ATM switching fabric without alterations being made to the fabric itself. A new network service has two components, the protocol that defines the format of the information payload and the signaling or routing instructions required to direct the information to its destination in the network. Our network ATM switching platform streamlines the signaling process because routing information is concentrated in a limited number of central sites in the network known as core sites rather than having signaling or routing information interpreted by switches or routers at every point of the network as occurs, for example, in a traditional IP-based network. Therefore, to introduce a new service, we only need to deploy the proper signaling or routing processors at a few core sites instead of hundreds of switch or router sites distributed around the network. This reduced number of routing decisions also permits better management and typically faster throughput than other networks.

   Third, most modern networks achieve transmission efficiencies by deploying ATM switching engines in three to 20 access sites only in the core backbone of their network. In contrast, ATM switches are located in all POPs throughout the network. At the completion of our network construction and installation, we expect to have approximately 370 ATM switches deployed in our network. The ATM-to-the-Edge(TM) network forms the basic platform for us to offer multiple services to all users on the network.

 Network Organization

   Our network is organized into three classes of access sites: core sites, hub sites and remote sites. The architecture partitions the entire network into 21 regions, with a core site in each region. The core site is generally located in the city with the most traffic in that region. Users access the network within a region by connecting to either a core, a hub or a remote site. The core sites form the backbone of the network, with the hub and remote access sites extending the reach of the backbone.

   Our 21 core sites are logically and fully meshed to allow traffic to pass directly from any one region to any other region. The core sites are interconnected by standard transmission links such as DS-3 or OC-3. We can purchase bandwidth on an actual need basis between each site and upgrade these links as the bandwidth demand increases because the Lucent AC-120 conforms to standard transmission specifications.

   In addition, each core site is equipped with special protocol processors to enable our network to accommodate demand for a wide variety of services. IP protocol, for instance is supported by routers at each core site as compared to other networks that must install routers at each POP. As a result of our design, each of our routers is directly connected to every other router in the network and can forward packets from region to region efficiently via simple routing tables.

   Hub sites service the major cities within a region and connect to core sites over a DS-3 line or multiple T-1 lines depending on the traffic requirements. Hub sites can be connected redundantly to other hub sites or to core sites to increase network reliability. For IP traffic, all packets from a hub site are forwarded directly to the region's core site, and then forwarded to their destination region by the core site router.

   Our network has a large number of remote sites to reach the smaller cities within a region. These sites allow user access to the same services as elsewhere in the network. Remote access sites connect to a hub site, usually with a T-1 line. The remote sites can also be protected from transmission failures by being connected redundantly to other access sites in the region.

 Fiber Optic Backbone

   As part of our ongoing efforts to further expand and enhance our network, we recently entered into an agreement to acquire long-term indefeasible rights to use four dark fiber strands, with an option to use up to 12 additional fibers, in the nationwide fiber optic network currently under construction by Level 3 Communications.

   Fiber optic technology uses light to transport information from one point to another. Fiber optic strands are thin filaments of glass through which light beams are transmitted over long distances carrying large amounts of data. Modulating light on thin strands of glass produces major benefits including high bandwidth, relatively low cost, low power consumption, small space needs and total insensitivity to electromagnetic interference.

   The optical fiber strands that will comprise our fiber backbone network are designed to accommodate dense wave division multiplexing transmission technology. As a result, we can deploy equipment which transmits signals on 32 or more individual wavelengths of light per strand. This capability will significantly increase the potential capacity of our fiber backbone relative to older networks which generally use fiber optic strands that transmit fewer wavelengths per strand. In addition, we believe that the installation of newer optical fibers will allow a combination of greater wavelengths of light per strand, higher digital transmission speeds, and greater spacing of network electronics.

 Network Management and Customer Service

   We believe that superior customer service is a critical element in attracting and retaining new customers and expanding value-added services to existing customers. In particular, we believe that it is critical to maintain two geographically dispersed network operations centers, each of which enables us to monitor our entire network and provide rapid problem resolution. We have established two 24-hours per day, seven days per week network operations center facilities located in The Woodlands, Texas and Yorktown Heights, New York. Each of these network operations centers permits us to manage traffic, monitor system status and remotely implement solutions to system interruptions.

   In the first half of 1998, we implemented a number of new systems and procedures to provide superior customer service. We have installed a leading customer support trouble ticketing and workflow management system to track, route and report on customer service issues. We also implemented new industry-standard billing systems in late 1998. We expect to offer wholesale customers a system that generates invoices tailored to the client's service mix and use a second billing system for retail customers that authenticates and bills through credit cards. To support anticipated growth in customers on our network, we have established a customer call center to provide customer support 24 hours per day, seven days a week.

   Through the development of scalable operating support systems, we believe that we have the opportunity to establish a competitive advantage relative to traditional network service providers. Traditional network service providers typically operate extensive legacy operating support systems with compartmentalized architectures that limit their ability to scale rapidly and introduce enhanced services and features. In connection with the expansion of our network, we are creating operating support systems with an architecture designed to maximize both reliability and scalability. Furthermore, in establishing our operating support systems, we have attempted to develop company-wide standardization of hardware, software, database platforms and problem solving in order to maximize system automation and minimize employee manual processing. Operating support systems are, or will be, distributed throughout our network, which improves network performance, recovery and reliability, while also providing real-time capture of statistical and accounting data. We utilize, when available, industry-standard software systems developed and maintained by third party vendors but customized for our specific needs.

   We believe that an up-to-date management platform is critical for us to be competitive and provide customers with quality services. We have put in place a modern management platform to manage our extensive network. The new management platform performs operations, administration and management tasks. We have customized most of these platforms to ensure maximum network flexibility and efficiency.

 Peering and Interconnection

   Peering and interconnection agreements with other carriers enable us to exchange traffic destined for other networks and allow external traffic access to our network. With Prodigy as a customer, we carry a significant amount of Internet traffic. Currently, we have direct connection with all major carriers, including Cable & Wireless, MCI WorldCom, PSINet, Sprint, UUNET and others, and we are currently in discussions with other Internet service providers in order to broaden our interconnection capabilities. We interconnect with other networks from a core site through an industry standard Cisco router, which promotes proper protocol exchange between us and other Internet service providers.

 Transmission Services

   We lease long distance connections of various bandwidths to connect sites in our network. The choice of long distance carriers is based on their network reliability, bandwidth availability, responsiveness and pricing. We currently lease a majority of our long distance connections from MCI WorldCom and periodically review the capability and costs of these services by other suppliers, such as Sprint and Qwest. Prior to the completion of our fiber network, we expect to receive interim backbone transmission services from Level 3 beginning in the third quarter of 1999. As these services become available, they will replace backbone transmission services we currently receive from third parties. As segments of our fiber optic backbone network are constructed, we will use this bandwidth in lieu of existing leased circuit arrangements.

   We lease local connections (DS-1, T-1 or ISDN PRI) to access the end-user. The local service providers are selected based on their reliability, service availability, responsiveness, pricing and minimum switch congestion during busy hours. Based on these criteria, we have existing relationships with many competitive local exchange carriers and all major incumbent local exchange carriers in the country.

Sales and Marketing

   We are deploying multiple distribution sales channels to rapidly increase our market penetration and customer base. The primary sales distribution channel will be a direct sales force. Additional channels will include agents, wholesalers and resellers.

   Our focus on multiple, leading-edge offerings makes it essential to create a sophisticated sales organization. We began developing our direct sales force in the first quarter of 1999 and are actively recruiting highly experienced data communications sales professionals. This sales force will have a nationwide presence, and will market our services directly to Internet service providers, telecommunications carriers, value-added service providers, and medium and large businesses. To support our direct sales force, we are developing web-based tools, such as sales automation and sales tracking systems, that will integrate pricing, order management, provisioning and billing systems. Additionally, the salesforce will be equipped with customer-tailored marketing material.

   We also intend to utilize alternate distribution channels, which include agents, resellers and wholesalers, to market our products and services to medium and small businesses. As independent entities, agents sell our services under the Splitrock brand name to end-users in exchange for revenue based commissions. We intend to identify agents that generally focus on specific market segments, such as medium and small businesses, and have existing customer bases. Resellers are independent companies that would purchase our services and then "repackage" under their own brand name these services for sale to their customers. Finally, wholesalers are independent companies that will purchase network service capabilities in large quantities from us in order to market their own services under a brand name other than Splitrock. These alternative channels are expected to optimize revenue growth and market penetration.

   We are creating a marketing infrastructure with three primary areas of responsibility: marketing communications, marketing management and product development.

     Marketing communications builds Splitrock's image and provides communications interface to customers on services. Marketing communications will also promote Splitrock's services at industry conferences, trade shows and other events.

     Marketing management develops service literature, price positioning, sales support materials, service revenue forecasts, competitive industry and service analysis for our suite of service offerings.

     Product development will work with internal organizations such as information technology, engineering, operations and billing to develop and enhance our services.

Relationship with Level 3 Communications

   On April 26, 1999, we entered into a Cost Sharing National IRU Agreement with Level 3 Communications, LLC, a subsidiary of Level 3 Communications, Inc. Under this agreement, Level 3 has granted to us indefeasible rights to use four dark fibers, with an option to use up to 12 additional fibers, in the nationwide multiconduit fiber optic communications system currently under construction by Level 3. The fiber will be delivered in segments that are expected to become available from the end of 1999 through the first quarter of 2001. When completed, the fiber network will cover approximately 15,000 route miles. If Level 3 expands its nationwide fiber optic network by adding additional routes or otherwise enhances its network, Level 3 has agreed to give us the opportunity to participate in that expansion or enhancement, subject to Level 3's own business needs and subject to our agreeing on the allocation of costs in the expansion or enhancement. Our agreement with Level 3 relates to dark fiber only and does not include the electronic equipment necessary to allow the fiber to transmit communications.

   Under our agreement, we have made a down payment of $11.2 million to Level 3 and we are required to make additional payments as we accept delivery of segments of the dark fiber. The total amount we will be required to pay Level 3 is dependent on the number of fibers we acquire and the number of actual route miles. In addition to IRU payments, we are required to make payments to Level 3 for facilities, maintenance and utilities charges.

   We anticipate that the acquisition of the right to use the four dark fiber strands and the related electronics equipment, will require capital expenditures of approximately $34 million, $89 million, and $27 million in 1999, 2000 and 2001, respectively.

   We have agreed that prior to the fourth anniversary of the agreement, we will not grant any dark fiber IRU or assign or transfer any IRU or other similar right or interest in any IRU to anyone other than an affiliate of ours. However, the agreement allows us to sell or lease capacity over the fibers.

   Our agreement with Level 3 has an initial term of 20 years and may be extended. If we default in any payments due to Level 3 under the agreement, Level 3 may terminate the agreement, provided that Level 3 may not terminate the agreement or our rights to use fiber in segments for which we have paid in full. We have the right to terminate the agreement prior to October 31, 1999, under certain circumstances, but we would forfeit up to 80% of our down payment if we exercise that right.

   Level 3 has agreed to provide interim backbone transmission services at capacities ranging from DS-3 to OC-48 for a monthly charge per DS-0 mile, subject to an aggregate monthly minimum of $0.5 million. We expect to receive these services beginning in the third quarter of 1999. As these services become available, they will replace backbone transmission services we currently receive from other third parties.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, we may be required to notify the Federal Trade Commission of the transactions contemplated by our agreement with Level 3. If this notification is required, we will not be able to consummate the transactions contemplated by the Level 3 agreement until the requirements of the Hart-Scott-Rodino Act have been satisfied and any applicable waiting period has expired to terminated.

Suppliers

   We depend on third parties for key components of our network infrastructure, including leased lines, transmission services and networking equipment, such as routers, switches and modems. The quantities and quality of such networking equipment that we require are available only from limited sources. We currently utilize Lucent for ATM switching products, Bay Networks for our Internet dial access platform, Cisco for routers and Sun Microsystems and Compaq for servers. We also depend upon a variety of local exchange carriers and interexchange carriers to provide telecommunication services, including leased line and colocation facilities. For long distance connections and backbone long distance transmission facilities, we currently use MCI WorldCom. In addition, we obtain bandwidth capacity under leased line connection agreements with local exchange carriers, including regional Bell operating companies. We also obtain telecommunications services and lease physical space under local access/colocation agreements with various competitive local exchange carriers. We continue to monitor our needs for greater bandwidth and may enter into agreements to enlarge our bandwidth capability.

   We have entered into an agreement with IBM to use the IBM network to cover market areas that are not served by our network or the Prodigy network. Under this agreement, either party may terminate its obligations under the contract for the remaining POP sites, upon 60 days prior notice. During March 1999, we entered into an agreement with Lucent to provide us with maintenance on our broadband access network in order to maintain the quality and reliability of our network performance. Prior to entering into this maintenance arrangement with Lucent, we had performed our own maintenance of equipment and have relied on warranties from our vendors.

   We rely upon third parties to provide equipment and services to assist in the construction and installation of our broadband access network. As of May 31, 1999, we had 239 operational POPs and we expect to have approximately 370 operational POPs when our construction is completed later this year.

   As previously disclosed in our annual report on Form 10-K for 1998, we entered into an agreement with a contractor to construct 99 POP sites on a turnkey basis. By November 1998, the contractor had failed to meet construction milestones under our agreement. As a result, we had to hire other service providers and suppliers in addition to supervisory field and office personnel to complete the network on schedule. We also incurred additional expenses to maintain POP sites on our legacy network. We have received invoices totaling $9.1 million from the contractor and we are disputing the amount due. The contractor has indicated that it will seek to secure payment of these invoices. We believe that the amounts the contractor has claimed are not owed because of the contractor's failure to perform under the terms of our agreement and the offsetting expenses we incurred to complete the work. We also believe that resolution of this matter will not have a material adverse effect on our business.

Competition

   The data communications service industry is highly competitive. We expect that competition will continue to intensify as customers seek additional capacity to satisfy the continued growth of the Internet. In addition, numerous competitors, including major telecommunications carriers such as AT&T, MCI WorldCom, Sprint and Cable & Wireless, are rapidly expanding their data network capabilities. We believe that the primary competitive factors for the provision of data network services are quality of service, network coverage, reliability, price, and service innovation.

   Our current and prospective competitors generally may be divided into three groups:

  . companies that provide access services to Internet service providers with both residential and small business customers, including UUNET Technologies, Verio, Concentric Network, PSINet, and Netcom On-Line Communications Services;

  . companies that provide access, virtual private network and other value-added services to medium and large businesses, including Concentric, UUNET, GTE Internetworking, and DIGEX, as well as most major long distance telephone companies; and

  . companies with high-speed networks that provide bandwidth capacity and other network services, including IXC Communications, Qwest and Level 3.

 Internet Service Providers

   According to International Data Corporation, there are over 4,000 Internet service providers in the United States, consisting of national, regional and local providers. We intend to market Internet dial access services to these Internet service providers. Our competitors in this market will be other companies that provide Internet access service to Internet service providers as well as Internet service providers which possess backbone networks enabling them to provide capacity to other Internet service providers. While we believe that our status as an independent service provider distinguishes us from many of these competitors, some of these competitors have significantly greater market presence, brand recognition and financial, technical and personnel resources than we do.

 Corporate Internet Access and Virtual Private Networks

   In the corporate Internet access and virtual private network markets, the competitors include Internet service providers as well as traditional telecommunications carriers. Many of these competitors, in addition to their substantially greater market presence and financial, technical and personnel resources, also have large existing commercial customer bases. Furthermore, many of these competitors have the ability to bundle Internet dial access and virtual private network services with other services such as web hosting or long distance services. This bundling of services may have a material adverse effect on our ability to compete effectively and thus could have an adverse effect on our business, financial condition and results of operations.

 Other Network Services

   We believe that significant new competitors will enter the data network services market. Other companies are in the process of building or expanding networks that will have the ability to provide services comparable to ours. In addition, many of our competitors have the financial and operational resources to construct networks similar to our own. For example, Sprint is in the process of designing a network which will contain ATM switches at every core, hub and remote site. We cannot assure you that we will be able to compete effectively with these companies. The market for the colocation of web-servers is extremely competitive. In this market, we would compete with Internet service providers and network providers as well as others, including inter exchange carriers, companies that provide only web hosting and IP colocation services and a number of companies in the computer industry.

   There are currently three principal facilities-based long distance fiber optic networks, as well as numerous incumbent local exchange carrier and competitive local exchange carrier networks. Others, including Qwest, IXC and Williams, are building additional networks that employ advanced technology similar to that of the Level 3 network and offer significantly more capacity to the marketplace. The additional capacity that is expected to become available in the next several years may cause significant decreases in the prices for services. Our ability to compete effectively in this market will depend upon our ability to maintain high quality services at prices equal to or below those charged by our competitors. Interexchange carriers and competitive local exchange carriers with excess fiber optic strands may be competitors in the dark fiber business.

   Recent reforms in the federal regulation of the telecommunications industry have also created greater opportunities for local exchange carriers, including the regional Bell operating companies, to enter the Internet network services market and therefore compete with us. This increased competition could have a material adverse effect on our business. We believe that there is a trend toward horizontal integration through acquisitions of, joint ventures with, and the wholesale purchase of connectivity from, Internet service providers. The WorldCom/MFS/UUNET/MCI consolidation, the Netcom/ICG Communications merger, the Intermedia/DIGEX merger and GTE's acquisition of BBN are indicative of this trend. These consolidations may increase competition.

Regulation

 Overview

   Although we are not currently subject to direct regulation by the FCC, the telecommunications industry is highly regulated. As a result, changes in the regulatory environment relating to the Internet and telecommunications services, including regulatory changes which directly or indirectly affect telecommunications costs or increase the likelihood or scope of competition from regional Bell operating companies or other telecommunication companies, could have a material adverse effect on our financial position or results of operations.

   Various existing federal and state regulations are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which the industry operates. We cannot predict the outcome of these proceedings, or the impact they may have on the telecommunications or Internet services industries generally, or on us particularly. In addition, over the past several years both the federal and state governments have adopted new legislation and rules profoundly affecting the telecommunications and Internet services industries. We cannot assure you that the changes in current legislation or new legislation, and the regulations adopted by the FCC or state regulators pursuant to that legislation, would not have a material adverse impact on our business.

 Regulation of Internet Communications

   In 1980, the FCC created a distinction between "basic" services, which it regulated as common carrier services, and "enhanced services," which it deregulated. The FCC exempted enhanced service providers from federal regulations governing common carriers, including the obligation to pay access charges and contribute to universal services.

   The Federal Telecommunications Act of 1996 established a similar distinction between "telecommunications services" and "information services," but a combination of changing technology and other provisions of the Federal Telecommunications Act have made it increasingly difficult to discern the boundary between unregulated and regulated services. The act directs the FCC to adopt regulations requiring all telecommunications service providers to contribute to the federal Universal Service Fund. When fully implemented, that fund will be greatly enlarged. This distinction greatly magnifies the significance of the boundary between regulated and unregulated services.

   Since the Federal Telecommunications Act was adopted, several companies have begun providing voice telephony services over Internet-style packet-switched networks, and traditional long distance telephone companies have announced plans to migrate their services to packet-switched networks. As a consequence, the regulatory status of communications services over Internet-style packet-switched networks is presently uncertain. In an April 10, 1998 Report to Congress regarding Universal Service, the FCC concluded that the provision of underlying transmission capacity to Internet service providers constitutes "telecommunications" under the Federal Telecommunications Act. The FCC has also indicated in the report that it would consider, in an upcoming proceeding, issues related to whether Internet service providers that own transmission facilities and engage in data transport over those facilities in order to provide information services are providing telecommunications to themselves, and therefore ought to be required to contribute to universal service. While the report containing this conclusion does not have the force of law, it provides a strong indication of regulatory action that may be taken by the FCC in the future. A finding by the FCC that Internet service providers and carriers providing service to Internet service providers must make universal service contributions could increase our cost of doing business and have a material adverse effect on our business.

   On April 5, 1999, US WEST, Inc. filed a petition asking the FCC to rule that providers of certain forms of IP telephony services must pay the same charges that traditional interexchange carriers pay for access to local telephone exchanges. If US WEST's request is granted, we could be subjected to regulation that would have the practical effect of forcing us to differentiate data transmission provided in support of black phone to black phone IP telephony from data transmission provided in support of other services. This type of regulation could impose substantial operational inefficiencies and attendant costs upon us depending upon the method of implementation required. We cannot predict how or when the FCC will respond to the US WEST petition.

 We operate as an Information Services Provider

   We operate as an unregulated provider of information services, as that term is defined in the Federal Telecommunications Act, and as an enhanced service provider, as that term is defined in FCC rules. Because the regulatory boundaries in this area are unclear and subject to dispute, however, the FCC could seek to characterize some or all of our services as "telecommunications services." If that happens, we will be required to contribute directly to universal service.

   Our status as a reseller of underlying telecommunications services provided by others has reinforced our status as an unregulated information service provider. A longstanding FCC policy holds that, when a reseller enhances some of the transmission capacity that it obtains from an unaffiliated facilities-based common carrier by modifying or adding content to transmitted messages, the entire package of resold services will be classified as an unregulated enhanced service, even if much of the resold transmission capacity is not being modified by the reseller. By contrast, the FCC has required some enhanced service providers that use their own facilities to segregate those facilities and subscribe to them as regulated common carrier offerings. To the extent that we begin to provide our own transmission facilities, parts of our company could thus become exposed to common carrier regulation.

   Recently, we obtained rights to use several strands of unlit fiber, referred to as "dark fiber," on another company's nationwide fiber network. The FCC and at least one federal district court have taken the position that provision of dark fiber is a form of "wire communications," not a sale of facilities. On that basis, we believe that our acquisition of previously installed dark fiber capacity does not transform us into a facilities-based provider of telecommunications, and that we remain a reseller and provider of unregulated, enhanced services. The treatment of dark fiber under these circumstances is an unsettled area of the law, however, and we cannot predict with certainty whether the FCC, or state regulatory commissions, will regulate this kind of service.

   Under current FCC policy, enhanced service providers are exempted from having to pay access charges to local telephone companies. Without this exemption, the local telephone companies could charge enhanced service providers for connecting the customer to the enhanced service provider. Recently, the FCC has determined that both dedicated access and dial-up calls from a customer to an Internet service provider are interstate, not local, calls, and, therefore, are subject to the FCC's jurisdiction. The FCC determined that, for the time being, it will allow states to continue tariffing dial-up Internet access as a local business line service. However, it did not require states to do so. If the access charge exemption for enhanced service providers is eliminated, our costs of providing service may increase substantially, which could have a detrimental effect on our business.

 Universal Service Proceeding

   If we maintain our current unregulated status, we may contribute indirectly to universal service to the extent that we are billed by telecommunications providers for the underlying service. Beginning on July 1, 1999, the federal universal service program is scheduled to provide subsidy support for service to high-cost areas served by so-called "non-rural" incumbent local exchange carriers. We cannot predict the potential impact of these universal service funding reforms on the rates that we are charged for the underlying telecommunications services we receive from our telecommunications providers.

 Regulatory Safeguards Affecting Underlying Service Providers

   We are heavily dependent upon telecommunications carriers for the transmission capacity that underlies our enhanced network. Some of these carriers are considered dominant in their geographic markets and may compete with us in providing enhanced services. This creates an incentive and potential means for those carriers to discriminate against us. At present, the regional Bell operating companies are allowed to provide information services within local access and transport areas (LATAs) but they are restricted from providing information services on an inter-LATA basis.

   Under Section 271 of the Federal Telecommunications Act, the regional Bell operating companies will be allowed to provide inter-LATA service, including inter-LATA information services, when the FCC determines that they satisfy a regulatory checklist of local competition requirements. No regional Bell operating company has yet obtained a determination by the FCC that it has satisfied the checklist of local competition requirements, but it is likely that such determinations will eventually be issued. We cannot assure you that we will be able to compete effectively with the regional Bell operating companies once they are permitted to provide inter-LATA services.

 Potential Liability of Internet Service Providers

   Because we do not hold ourselves out as editing or otherwise controlling the content of communications that traverse our network, we are generally unaffected by government content regulation. However, the law in the United States relating to the liability of Internet service providers and providers of transmission capacity for information carried on, disseminated through or hosted on their systems is currently unsettled. Congress and several states have enacted or are considering measures that would, under some circumstances, impose civil and criminal liability upon Internet service providers, or providers of transmission capacity to Internet service providers, for the transmission or dissemination of information and materials. The imposition of this type of liability, if upheld by the courts, may require us to implement measures to reduce our exposure to this liability, which may require us to expend substantial resources and could affect the demand for our services.

Trademarks and Trade Names

   We filed federal trademark applications for the marks "Splitrock" and "A Carrier of Wisdom" on September 18, 1997, and "splitrock.net" on March 6, 1998. We also filed separate federal trademark applications for logos on the above dates, for the Splitrock with triangle design on June 16, 1998, for the mark "splitrock.com" on July 27, 1998, and for the mark "ATM-to-the-Edge" in March, 1999. We have also filed trademark applications for the marks "Splitrock", "A Carrier of Wisdom" and the Splitrock with triangle design in numerous foreign countries. These applications are pending and we cannot assure you that they will be granted. "Splitrock Services, Inc." is a trade name of our company.

Insurance

   We have insurance coverage that we believe to be adequate for the risks of our business. We carry property, general liability and directors and officers liability insurance. In addition, we have an umbrella policy applicable to general liability, auto liability, and employer's liability. Our insurance coverage may not be adequate or available to compensate us for all losses that may occur. The occurrence of a significant loss not fully covered by insurance could have a material adverse effect on our company.

Employees

   As of May 31, 1999, we had 272 full-time employees and 27 independent contract workers. None of our employees is represented by a union, and we have experienced no strikes or work stoppages. Our management believes that we have good relations with our employees.

Properties

   We are headquartered in The Woodlands, Texas in a leased facility consisting of approximately 25,000 square feet. This facility houses our principal executive and administrative offices as well as one of our network operations centers. The lease on this facility expires in 2003. In March 1999, we entered into a long-term lease agreement for approximately 69,000 square feet in The Woodlands, Texas and expect the new facility will be ready for occupancy not later than August 1999. The new facility will become our headquarters, and the existing space will continue to be utilized as a network operations center and customer care center.

   We also sublease from Prodigy a facility of approximately 12,500 square feet in Yorktown Heights, New York for our Yorktown Heights office and network operations center. This lease expires on February 28, 2001 but is subject to early termination on December 31, 1999 upon three months written notice. We intend to exercise the early termination provision, and currently plan to move our Yorktown Heights, New York facility to another location in the New York metropolitan area.

   In connection with our network operations, we lease commercial space or have colocation agreements for our installed communications equipment throughout the United States.

   We believe that our facilities are adequate for our present purposes and that suitable additional facilities will be available as needed.

Legal Proceedings

   We are not currently a party to any material legal proceedings.

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

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers are as follows:

Name                     Age                            Position
----                     ---                            --------
Kwok L. Li ............. 42  Chairman of the Board of Directors and Chief Technical Officer
William R. Wilson ...... 51  President, Chief Executive Officer and Director
J. Robert Fugate ....... 38  Executive Vice President and Chief Financial Officer
David M. Boatner ....... 51  Executive Vice President and Chief Marketing Officer
Larry A. Walberg ....... 50  Senior Vice President of Network Operations
Todd W. Wilkens ........ 32  Senior Vice President of Engineering
Patrick J. McGettigan,
 Jr. ................... 46  Senior Vice President, Secretary and General Counsel
Roy A. Wilkens ......... 56  Director
Marshall C. Turner ..... 57  Director
James M. Nakfoor ....... 35  Director

   Kwok L. Li has served as Chairman of the Board since July 1997 and has served as Chief Technical Officer of Splitrock since April 1998. Mr. Li is a co-founder of Splitrock. Mr. Li has also been the Chairman and managing member of Linsang since July 1997. Linsang is a technology investment company in which Mr. Li owns a controlling interest. Mr. Li was a director of Yurie Systems from 1995 until the consummation of the sale of Yurie to Lucent in 1998. Mr. Li also served as Vice Chairman of Yurie from June 1997 until the sale, as President and Chief Operating Officer of Yurie from March 1996 to June 1997, and as Executive Vice President and Chief Technical Officer of Yurie from August 1994 through March 1996. From 1991 to 1994, Mr. Li was Director of Strategic Planning at WilTel. Mr. Li is the primary technical architect of the Lucent AC-120 switch technology. Mr. Li received a B.E.S. in electrical engineering from The Johns Hopkins University in 1979.

   William R. Wilson has served as President of Splitrock since its inception and as Chief Executive Officer since April 1997. Mr. Wilson is a co-founder of Splitrock. Prior to joining Splitrock, Mr. Wilson was the Chief Executive Officer of OneLine Management, a telecommunications consulting firm specializing in strategic positioning founded by Mr. Wilson in 1995. In that capacity, Mr. Wilson advised Carso Global and Telmex on strategic matters. From 1989 to 1995, Mr. Wilson was Vice President of Strategic Planning at WilTel. Previously, Mr. Wilson taught at Rice University, The University of Texas at Austin, and The University of Michigan. Mr. Wilson holds a Ph.D. in Social Psychology from The University of Michigan and an M.B.A. from The University of Texas at Austin.

   J. Robert Fugate joined Splitrock as Executive Vice President and Chief Financial Officer in March 1999. From 1997 to 1999, Mr. Fugate served as Executive Vice President and Chief Financial Officer of Fuego Technology Corporation, a privately held software development company based in Dallas, Texas. From 1996 to 1997 Mr. Fugate was Vice President, Corporate Development for General Wireless Inc., a private Dallas-based company with licenses to develop personal communications services. In addition, Mr. Fugate served as Senior Vice President, Finance and Chief Financial Officer of Mobile Telecommunication Technologies Corp. (since renamed SkyTel Communications, Inc.) from 1988 to 1996, a publicly traded nationwide and international provider of personal messaging services. Mr. Fugate received an M.B.A. from Harvard University and a B.B.A. from The University of Mississippi.

   David M. Boatner joined Splitrock in March 1999 as Executive Vice President and Chief Marketing Officer. Prior to joining Splitrock, Mr. Boatner was the President of Business Services for McLeodUSA, an integrated telecommunications provider in the Midwest, where he was responsible for sales, marketing and customer support for business subscribers. From January 1995 to February 1996, Mr. Boatner served as Regional Vice President of Sales for LDDS-WorldCom, where he was responsible for business telecommunications sales in the central, southwest and western United States. Mr. Boatner was employed as Vice President of Sales for WilTel from 1985 until WilTel was acquired by LDDS-WorldCom in 1995. In this capacity he managed the nationwide data and long distance sales for WilTel. Prior to joining WilTel, Mr. Boatner held numerous sales and marketing positions at Southwestern Bell and AT&T.

   Larry A. Walberg joined Splitrock as Senior Vice President of Network Operations in April 1999. Prior to joining us, Mr. Walberg was Vice President, Global Data Network Operations, at MCI WorldCom, where he managed the operational expansion of a data network from North America into five continents, directed the merger of operations of local and long-distance data network platforms and integrated and migrated the data network platforms of WorldCom, MCI, MFS and BrooksFiber into a single network architecture. Previously, Mr. Walberg served as Director/Manager of Advanced Product Support for WilTel and successor entities from May 1992 to May 1997 where he established the operational model for the first public frame relay offering.

   Todd W. Wilkens has served as Vice President of Engineering of Splitrock since July 1997 and as Senior Vice President since April 1999. From 1996 to 1997, Mr. Wilkens was Vice President, Engineering and Operations, at GridNet International, where he helped GridNet, a start-up Internet services company, implement a nationwide frame relay/ATM network. From 1994 to 1996, Mr. Wilkens was Manager, Advanced Products Support, at WorldCom where he helped build the Internet Support Organization which specialized in building and operating Internet service provider backbones. Prior to that, Mr. Wilkens supported offshore communications in the Gulf of Mexico for Conoco/Dupont. Mr. Wilkens holds a B.S.E.E. from Oklahoma State University. Mr. Wilkens is the son of Roy A. Wilkens, a director of Splitrock.

   Patrick J. McGettigan, Jr., has served as General Counsel of Splitrock since September 1997, as Secretary since March 1998, and as Senior Vice President since April 1998. Prior to joining Splitrock, Mr. McGettigan was in the private practice of law, having been a partner in the firm he founded in the early 1980s. Mr. McGettigan served as outside counsel to Splitrock when it was formed in March 1997. Mr. McGettigan received a B.A. degree from The University of Texas and his J.D. degree from South Texas College of Law, and is a member of the State Bar of Texas.

   Roy A. Wilkens has served as a director of Splitrock since April 1998. Mr. Wilkens was President of The Williams Pipeline Company when he founded WilTel in 1985. He was Founder/Chief Executive Officer of WilTel Network Services from 1985 to 1995. In 1995, WilTel Network Services was acquired by LDDS Communications, which now operates under the name WorldCom. Mr. Wilkens served as Vice Chairman of WorldCom until his retirement in 1997. In 1992, Mr. Wilkens was appointed by President George Bush to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association (CompTel) and the National Telecommunications Network. Mr. Wilkens is a member of the board of directors of Paging Network, Inc., UniDial Inc., Invensys Corporation Inc. and Williams Communications. Mr. Wilkens is the father of Todd Wilkens, Splitrock's Vice President of Engineering.

   Marshall C. Turner joined our board of directors in April 1999. Since 1990 Mr. Turner has been an independent consultant and technology venture investor. From 1981 through 1998, Mr. Turner was General Partner of Taylor & Turner Associates, Ltd., which itself was a general partner of several venture capital partnerships. Mr. Turner has been a venture capital principal or operating executive in technology industries for 25 years. He is a director of the Alliance Technology Fund, Inc., DuPont Photomasks, Inc., and four privately-held companies, including Linsang Partners, LLC, one of our largest shareholders. In June 1999, Mr. Turner was appointed as acting Chief Executive Officer and Chairman of the Board of DuPont Photomasks, Inc. Mr. Turner is also a Vice Chairman of the board of the Public Broadcasting Service, of the Smithsonian Museum of Natural History, and director of the George Lucas Educational Foundation. Mr. Turner received B.S. and M.S. degrees in Mechanical Engineering and Product Design from Stanford University and an M.B.A. from Harvard University.

   James M. Nakfoor joined our board of directors in April 1999. Since 1991, Mr. Nakfoor has served as Vice President of Securities Trading for Inversora Bursatil, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiero Inbursa, S.A. de C.V., which is engaged in the securities brokerage, investment banking and money management business in Mexico. Grupo Financiero, which is affiliated with Carso Global Telecom, is a Mexican financial group whose businesses include banking, brokerage, insurance, leasing, factoring and other financial services. Since September 1997, Mr. Nakfoor has been a member of the Board of Directors of Prodigy Communication Corporation. Mr. Nakfoor holds a B.A. degree in Economics and an M.B.A. degree from The University of Texas at Austin.

Other Significant Employees

   Tracy Hammond joined Splitrock as Controller in September 1997. In October of 1998, Ms. Hammond was named Vice-President and Controller. From 1995 to 1997, Ms. Hammond served as Vice President--Finance and Administration of Comsul, Ltd., a privately held national communications consulting firm. From 1992 to 1995, Ms. Hammond was Principal Financial Officer at Optex Biomedical, a high-tech biomedical start-up company. Previously, Ms. Hammond worked for seven years in Arthur Andersen's emerging business practice group, achieving the level of audit manager. Ms. Hammond is a CPA, and holds a B.S. in Accountancy from The University of Missouri.

   Frank W. Williams joined Splitrock in December of 1998 as Vice President of Operations. Prior to joining Splitrock, Mr. Williams held several management and senior executive positions with WilTel. His most recent position was as Senior Operations Executive where he directed and developed the National Technical Resource Center. This center supported 2,500 field technicians servicing digital communications products manufactured by Nortel, NEC, Octel, Cisco, Bay Networks and 3Com. Mr. Williams received a B.A. in Business from Trinity University and an Associate of Arts from the Marion Institute in Marion, Alabama.

   Ralph Freeman joined Splitrock as Vice President of Information Services in February 1999. From 1996 to June 1998, Dr. Freeman was Chief Information Officer at American Telco. In June 1998, he became Vice President of Information Systems at Logix Communications Enterprises, one of the largest competitive local exchange carriers in the country, which acquired American Telco. During this tenure, he helped build a new multi-state network architecture. From 1991 to 1994, Dr. Freeman was the manager in the electronics and software departments of Walt Disney Imagineering. Dr. Freeman holds a B.S. in Engineering Management from the Air Force Academy; a M.S. in Business Administration, Computer Methods from The University of California at Los Angeles; and a Ph.D. in Information Technology from George Mason University.

Board of Directors

   Our board of directors is divided into three classes. Each class consists of up to two directors elected for staggered, three-year terms.

        Directors whose               Directors              Directors whose
      terms expire in 2000    whose terms expire in 2001   terms expire in 2002
      --------------------    --------------------------   --------------------
      Marshall C. Turner          William R. Wilson             Kwok L. Li
                                    Roy A. Wilkens           James M. Nakfoor

Committees of the Board of Directors

   Our board has standing audit and compensation committees. The compensation committee currently consists of Kwok L. Li, William R. Wilson and Roy A. Wilkens, although membership may change to consist solely of non-employee directors after the 1999 stock incentive plan is adopted. The audit committee members are Roy A. Wilkens, Marshall C. Turner and James M. Nakfoor.

Director Compensation

   Directors who are employed by our company are not entitled to receive any additional compensation for serving on our board of directors. We pay each of our non-employee directors an annual fee of $10,000 and a fee of $500 for attending each committee meeting not held on the same date as a regular meeting of directors. We also reimburse directors for reasonable expenses incurred in conjunction with attending meetings. We did not make any cash compensation payments to our directors in 1998, except for the reimbursement of expenses. Each of our non-employee directors waived all cash compensation for 1998. Directors are also eligible for grants of awards under our stock option plan. On May 28, 1998, we granted our outside directors --Messrs. Salameh and Wilkens-- options to purchase 45,040 shares of common stock at $1.95 per share, with options to purchase 11,260 shares vesting on each of the first four anniversaries of the date of grant. On April 22, 1999, our board accelerated the vesting of 11,260 of Mr. Salameh's options otherwise due to vest on May 28, 1999 as a result of his service on the board. On April 22, 1999, we granted each of our new outside directors --Messrs. Turner and Nakfoor-- options to purchase 45,040 shares of common stock at $9.77 per share, with options to purchase 11,260 shares vesting on each of the first four anniversaries of the date of grant.

Executive Compensation

   The following table sets forth certain information regarding the compensation earned by or awarded to our Chief Executive Officer and each executive officer whose compensation exceeded $100,000 for the year ended December 31, 1998.

                           Summary Compensation Table

                                                                     Long-term
                                                                    Compensation
                                        Annual Compensation            Awards
                                   -------------------------------  ------------
                                                                     Securities
                                                     Other Annual    Underlying
                                   Year Salary ($) Compensation ($)  Options(#)
                                   ---- ---------  ---------------  ------------
Kwok L. Li, Chairman of the Board
 and Chief Technical Officer.....  1998      --            --             --
                                   1997      --        $10,600            --
William R. Wilson, President and
 Chief Executive Officer.........  1998 $151,440           --             --
                                   1997   62,980       $16,400
Patrick J. McGettigan, Jr.,
 Senior
 Vice President, Secretary and
 General Counsel.................  1998 $150,833           --             --
                                   1997   46,933       $65,000        140,750

   The other annual compensation for services rendered by Mr. Li and Mr. Wilson was paid in the form of shares of common stock in May 1997. Mr. McGettigan became an employee of Splitrock in September 1997. Prior to being employed by Splitrock, Mr. McGettigan performed legal services on behalf of Splitrock and his former law firm received approximately $18,000 from Splitrock in 1997. The other annual compensation for Mr. McGettigan was granted to him as a bonus upon becoming an employee of Splitrock. In 1997 Mr. McGettigan also received options to acquire 140,750 shares of our common stock with an exercise price of $1.12, of which 45,040 vested immediately and the balance vests over four years in equal installments.

Option Grants in Fiscal Year 1998

   We did not grant any stock options to the executive officers named in the Summary Compensation Table during 1998.

Aggregated Fiscal Year-End Option Values

   The following table shows information with respect to unexercised options held by the executive officers named in the Summary Compensation Table as of December 31, 1998. No stock options were exercised by any executive officers during the year ended December 31, 1998.

                             Number of Securities
                                  Underlying           Value of Unexercised
                              Unexercised Options      In-the-Money Options
                             at December 31, 1998      at December 31, 1998
                           ------------------------- -------------------------
                           Exercisable Unexercisable Exercisable Unexercisable
                           ----------- ------------- ----------- -------------
Kwok L. Li................      --           --            --           --
William R. Wilson.........      --           --            --           --
Patrick J. McGettigan,
 Jr.......................   68,967       71,783      $333,813     $347,438

   Options are "in-the-money" if the value of our common stock exceeds the exercise price of the options. There was no public market for our common stock as of December 31, 1998. Accordingly, we have calculated these values on the basis of a valuation of our common stock made by an independent firm and which was determined to be $5.95 per share.

Employment Agreements

   We have entered into employment agreements with Messrs. Wilson, McGettigan, Boatner and Fugate.

   Under Mr. Wilson's employment agreement, which terminates on March 15, 2002, he is entitled to receive an annual base salary of $150,000, subject to adjustment by the board of directors or the Compensation Committee. The board adjusted Mr. Wilson's annual salary to $200,000 as of January 1, 1999. If Mr. Wilson's employment is terminated upon his death or disability or by us without cause, then he is entitled to continue to receive his base salary through the remaining term of the agreement. The agreement further provides that Mr. Wilson may engage in other business endeavors without violating any of provisions of the agreement.

   Under Mr. McGettigan's employment agreement, which terminates on August 31, 1999, he is entitled to receive an annual base salary of $140,000, subject to adjustment by the board of directors or the Compensation Committee. We adjusted Mr. McGettigan's annual salary to $180,000 as of January 1, 1999. If we terminate Mr. McGettigan's employment without cause, then he is entitled to continue to receive his base salary through the remaining term of the agreement. Under his employment agreement, Mr. McGettigan received a signing bonus of $65,000 and was granted options to purchase 140,750 shares of our common stock at an exercise price of $1.12 per share. 45,040 shares of these options vested immediately and the remaining 95,710 shares will vest in four equal annual installments.

   Under Mr. Boatner's employment agreement, which terminates on February 28, 2001, he is entitled to receive an annual base salary of $175,000. Mr. Boatner also received a signing bonus of $75,000 and was granted options to acquire 225,200 shares of our common stock at an exercise price of $9.77 per share. These options vest in four equal annual installments beginning on March 1, 2000. If we terminate Mr. Boatner's employment without cause, then he is entitled to continue to receive his base salary through the remaining term of his agreement.

   Under Mr. Fugate's employment agreement, which terminates on March 21, 2001, he is entitled to an annual base salary of $185,000. Mr. Fugate also received a signing bonus of $50,000 and was granted options to purchase 197,050 shares of our common stock at an exercise price of $9.77 per share. These options vest in four equal annual installments beginning on March 21, 2000. If we terminate Mr. Fugate's employment without cause, then he is entitled to continue to receive his base salary for 12 months following termination, if his employment is terminated before March 21, 2000, or for six months following termination, if his employment is terminated after March 21, 2000.

Stock Incentive Plans

 1997 Incentive Share Plan

   Our 1997 incentive share plan became effective on June 16, 1997. On April 1, 1998, our board of directors approved and adopted an amendment and restatement of the plan which was subsequently approved and adopted by our stockholders on April 27, 1998. The purpose of the plan is to provide employees, and non-employee directors, and consultants with additional incentives by increasing their ownership interests in our company.

   Individual awards under the plan may take the form of one or more of :

  .  either incentive or non-qualified stock options;

  .  stock appreciation rights;

  .  restricted stock; and

  . other awards, the value of which is based in whole or in part upon the value of our common stock.

   Options under the 1997 plan have a term of ten years and are generally granted with an exercise price equivalent to fair market value at the date of grant. Individual option grants vest over time, based upon a schedule approved by our board of directors, which is generally four years. All of our common stock options vest automatically upon a change in control, as defined in the 1997 plan.

   Our compensation committee administers the 1997 plan, determines the persons who will receive awards and establishes the terms and conditions of those awards. Our President is also authorized to grant awards to other employees who are not executive officers. The maximum number of shares of common stock that may be subject to outstanding awards is 11,260,000. As of June 30, 1999, options for 3,702,908 shares had been granted, of which:

  . options to purchase 628,027 shares had been exercised, including an option to purchase 563,000 shares granted to a former director of our company;

  .  options to purchase 2,896,128 shares were outstanding; and

  . options to purchase 178,753 shares, which were previously granted, had been canceled or forfeited.

Shares of common stock which are attributable to awards which have expired, terminated or been canceled or forfeited are available for issuance or use in connection with future awards.

   Awards under the 1997 plan may be made until January 1, 2007, although we do not expect to make additional grants under the 1997 plan after the 1999 stock incentive plan described below goes into effect. The 1997 plan may be amended by our board of directors without the consent of our stockholders.

 1999 Stock Incentive Plan

   We intend to adopt the Splitrock Services, Inc. 1999 stock incentive plan prior to completion of this offering. The 1999 stock incentive plan will become effective upon its adoption by our board of directors and ratification by our stockholders. The purpose of the 1999 stock incentive plan is to strengthen our company by providing an incentive to our employees, officers, consultants, directors and advisors through the granting or awarding of incentive and nonqualified stock options, stock appreciation and dividend equivalent rights, restricted stock, performance units, performance shares, share awards and phantom stock awards, thereby encouraging these individuals to devote their abilities and energies to our success.

   The 1999 stock incentive plan will be administered by our compensation committee, which will consist of non-employee directors, although our President may be authorized to grant options or awards to eligible persons who are not executive officers. Under the 1999 stock incentive plan, the compensation committee will have the authority to, among other things:

  . select the employees to whom stock options and other incentive awards will be granted;

  . determine the type, size and the terms and conditions of stock options and other incentive awards; and

  . establish the terms for treatment of stock options and other incentive awards upon a termination of employment.

The 1999 stock incentive plan will replace the 1997 plan on a going-forward basis, but the adoption of the 1999 plan will not increase the total number of shares available for the grant of options or awards. Upon the effective date of the 1999 plan:

  .  no further options will be granted under the 1997 plan;

  . each option outstanding under the 1997 plan will remain outstanding and continue to be subject to the terms of the 1997 plan and the agreement under which it was granted;

  . the shares initially available for options or awards under the 1999 plan will be equal to the approximately 7.7 million shares currently available for option grants under the 1997 plan; and

  . any shares that are the subject of an option granted under the 1997 plan, but not exercised prior to the time the option expires or is otherwise terminated, will become available for the granting of additional options or awards under the 1999 plan.

   We will authorize shares of common stock for issuance under the 1999 stock incentive plan for the grant of stock options and other incentive awards to eligible individuals. The 1999 stock incentive plan will terminate on the day preceding the tenth anniversary of the date of its adoption by our board of directors. The board of directors will be able to at any time and from time to time amend or terminate the 1999 stock incentive plan; provided, however, that, to the extent necessary under applicable law, no such change will be effective without the requisite approval of our stockholders. In addition, no such change will alter or adversely impair any rights or obligations under any stock options and other incentive awards previously granted, except with the written consent of the grantee.

Compensation Committee Interlocks and Insider Participation

   In 1997, the compensation of our executive officers was determined by our board of directors. In April 1998, the board of directors appointed a compensation committee that now consists of Kwok L. Li, William R. Wilson, and Roy A. Wilkens, who will determine the compensation of our executive officers consistent with guidelines established by the board of directors. Mr. Li and Mr. Wilson are executive officers of Splitrock.

   Kwok L. Li, our Chairman and Chief Technical Officer, was also the Vice Chairman and a director of Yurie, one of our principal suppliers, until its acquisition by Lucent. Mr. Li acts as a consultant to Lucent. As of March 31, 1999, we had purchased approximately $12.4 million of products and $1.5 million of services from Yurie.

   Samer Salameh, a member of our board of directors until April 1999, is chairman of the board of directors and Chief Executive Officer of Prodigy, our principal customer, and James M. Nakfoor, a current member of our board of directors, has been a member of Prodigy's board of directors and its compensation committee since September 1997. We have entered into an agreement to provide network services to Prodigy for its subscribers in exchange for a monthly service charge. During the fiscal year ended December 31, 1998, we received approximately $63.6 million in revenues from Prodigy.

                              CERTAIN TRANSACTIONS

Financings

   In March 1997, we issued to our founders, Kwok L. Li and William R. Wilson, 225,200 and 337,800 shares, respectively, of our common stock for $0.00297 per share. In May 1997, we issued 6.0 million and 9.2 million shares of our common stock, respectively, to Mr. Li and Mr. Wilson in consideration of services performed since March 1997.

   In June 1997, Mr. Li advanced $10.0 million to us, evidenced by a $10.0 million convertible note. Mr. Li subsequently assigned the convertible note to Linsang, which converted it into 9.0 million shares of common stock on August 9, 1997.

   In August 1997, Linsang acquired 6.8 million shares in a private transaction for $7.5 million. In December 1997, we borrowed $1.0 million from Linsang. This loan was repayable 30 days after written demand or, if no demand was made, on December 1, 2002 and bore interest at the rate of 9.75% per annum beginning in February 1998. In January, March and June 1998, we borrowed an additional $3.0 million, $2.0 million and $5.0 million, respectively, from Linsang on similar terms. In July 1998, outstanding indebtedness was refinanced in connection with our senior notes offering. In connection with this refinancing, Linsang purchased 11,000 units in the senior notes offering.

   In August 1997, Roy Wilkens and Sandra Wilkens purchased 450,400 shares of our common stock for $0.5 million. Mr. Wilkens became a member of our board of directors in April 1998.

   In September 1997, Orient Star, a wholly owned subsidiary of Carso Global, purchased 11.3 million shares of our common stock for $12.5 million. Orient Star subsequently acquired, pursuant to an option, an additional 2.8 million shares for $3.1 million and merged into Carso Global. Carso Global currently holds approximately 30.2% of our outstanding common stock at April 30, 1999. Samer Salameh, the Chairman of Prodigy, an affiliate of Carso Global, was a member of our board of directors from April 1998 to April 1999, when he was succeeded on the board of directors by James Nakfoor, another director of Prodigy. Mr. Nakfoor is Vice President of another Carso Global affiliate, Inversora Bursatil, S.A. de C.V., a wholly-owned subsidiary of Grupo Financiero Inbursa, S.A. de C.V. Carso Global is a controlling stockholder of Prodigy and an affiliate of Telefonos de Mexico. We are currently testing connectivity between our network and Telmex's network in anticipation of possible future business relationships. As a result of Mr. Nakfoor's relationships with Carso Global and Prodigy, conflicts of interest may arise, including conflicts relating to potential corporate opportunities. If any conflict arises, we anticipate that the non-interested members of the board of directors will pass on the appropriateness of any particular matter.

   In June 1998, Clark McLeod, Chief Executive Officer of McLeodUSA, then one of our directors, exercised in full a stock option previously granted to him and purchased 563,000 shares of our common stock for $1.1 million. Mr. McLeod was a member of our board of directors from May 1998 to May 1999.

   On July 24, 1998, we offered and sold 261,000 units pursuant to the senior notes offering, of which 250,000 units were resold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and 11,000 units to Linsang, as stated above. Each unit consisted of a senior note and a warrant to purchase approximately 5.7 shares of our common stock at an exercise price of $0.02 per share. We received gross proceeds of $261.0 million from the senior notes offering.

Other

   Kwok L. Li, our Chairman and Chief Technical Officer, was also the Vice Chairman and a director of Yurie, one of our principal suppliers, until its acquisition by Lucent. Mr. Li acts as a consultant to Lucent. As of March 31, 1999, we had purchased approximately $12.4 million of products and $1.5 million of services from Yurie. As a result of Mr. Li's relationship with Lucent and with Linsang, each of which has business relationships with us, there may be conflicts of interest that arise including conflicts relating to potential corporate opportunities. If any conflict arises we anticipate that the non-interested members of our board of directors will pass on the appropriateness of any particular matter.

   In March and April 1999, we granted executive officers options to purchase a total of 506,700 shares of our common stock as follows: David Boatner, 225,200 shares; Robert Fugate, 197,050 shares; and Larry Walberg, 84,450 shares. These options were granted under our 1997 incentive plan, are exercisable at a price of $9.77 per share, and vest in four equal annual installments beginning on the first anniversary of the grant date.

                             PRINCIPAL STOCKHOLDERS

   The following table provides information regarding the beneficial ownership of our common stock as of June 30, 1999 by:

  . each stockholder known by us to own beneficially 5% or more of our outstanding common stock;
  .  each of our current directors;
  . our Chief Executive Officer and each executive officer whose compensation exceeded $100,000 during 1998; and
  .  all of our directors and executive officers as a group.

   As of June 30, 1999, there were 46,681,427 shares of our common stock outstanding. Following this offering, there will be 57,381,427 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable with 60 days of June 30, 1999, are treated as outstanding. However, these shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

                                      Beneficially Owned Securities
                                      Number of Shares Beneficially      Percentage of Shares
                                             Owned Includes               Beneficially Owned
                                      --------------------------------   ------------------------
                         Total Number
                          of shares     Securities       Securities
                         Beneficially   Underlying       Underlying        Before        After
                            Owned        Warrants         Options         Offering      Offering
                         ------------ --------------   ---------------   ----------    ----------
Kwok L. Li..............  21,599,143            62,704              --           46.2%         37.7%
Linsang Partners,
 L.L.C..................  15,425,848            62,704              --           33.0%         27.0%
 8301 Professional Drive
 Landover, MD 20785
William R. Wilson.......   9,571,000               --               --           20.5%         16.7%
Roy A. Wilkens..........     309,650               --            11,260             *             *
Marshall C. Turner......      28,150               --               --              *             *
Patrick J. McGettigan,
 Jr.....................      92,895                             92,895             *             *
James M. Nakfoor........         --                --               --            --            --
Carso Global Telecom,
 S.A. de C.V............  14,075,000               --               --           30.2%         24.5%
 Paseo de las Palmas
  #736
 Col Lomas de
  Chapultepec
 Mexico DF CP 11000
Directors and executive
 officers
 as a group (10 people)
 .......................  31,882,338            62,704          385,655          67.6%         55.2%

--------
* Less than 1%.

   The shares beneficially owned by Mr. Li include 1,182,300 shares owned by his spouse, 30,402 shares owned by his minor children, and 15,425,848 shares owned beneficially and of record by Linsang, a limited liability company controlled by Mr. Li, and members of his family.

   The shares beneficially owned by Linsang include 62,704 shares issuable upon exercise of warrants included as part of the units purchased by Linsang in the senior notes offering.

   The shares beneficially owned by Mr. Nakfoor exclude stock owned by Carso Global Telecom, S.A. de C.V. Carso Global is an affiliate of Grupo Financiera Inbursa, S.A. de C.V. and Mr. Nakfoor is a Vice President of Inbursa. Mr. Carlos Slim Helu, a Mexican citizen, and members of his immediate family, directly and through their ownership of a majority of the voting and economic interests in two trusts, own a majority of the outstanding voting equity securities of Carso Global.

   The shares beneficially owned by Mr. Wilkens are held by Mr. Wilkens and Sandra L. Wilkens jointly. These shares exclude 281,500 shares attributable to vested options beneficially owned by Mr. Wilkens' son and 152,010 shares owned by other family members of Mr. Wilkens.

   The shares beneficially owned by Mr. Turner do not include shares beneficially owned by Linsang, of which Mr. Turner is a director.

   Messrs. William R. Wilson, Patrick J. McGettigan, Jr., and six other selling stockholders have granted the underwriters an option to purchase up to 100,000, 25,000 and 32,372 shares of common stock, respectively, at the initial public offering price less the underwriting discount, as part of the underwriters' over-allotment option. The six stockholders other than Messrs. Wilson and McGettigan are partners or advisors of Linsang Partners, L.L.C. but otherwise have no relationship to us. If the underwriters' over-allotment is exercised in full, after the offering Mr. Wilson will beneficially own 9,471,000 shares, or 16.1% of our outstanding common stock, and Mr. McGettigan will own 67,895 shares, or less than 1% of our outstanding common stock. The other six selling stockholders will own 136,528 shares in the aggregate, which is also less than 1% of our outstanding common stock.

                     DESCRIPTION OF LONG-TERM INDEBTEDNESS

11 3/4% Senior Notes

   On July 24, 1998, we issued $261.0 million aggregate principal amount of our 11 3/4% senior notes. The senior notes are due July 15, 2008 and are senior obligations, ranking pari passu with all of our existing and future senior indebtedness and senior to all of our future subordinated obligations. The senior notes bear interest at a rate of 11 3/4% per year, payable semi-annually on January 15 and July 15 of each year. We have deposited into an escrow account funds that, together with interest on those funds, will be sufficient to pay the first four semi-annual interest payments on the senior notes. Except as described in the preceding sentence, the senior notes are unsecured obligations.

   The senior notes may be redeemed at any time, in whole or in part, on or after July 15, 2003 at a redemption price equal to 105.875% of the principal amount of the notes in the first year and declining yearly to par at July 15, 2006, plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to July 15, 2001, we may also redeem with the proceeds of one or more equity offerings up to 35% of the original aggregate principal amount of the notes originally issued at a redemption price equal to 111.75% of the aggregate principal amount of the notes plus accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the original aggregate principal amount of the notes remain outstanding immediately after each redemption.

   Upon the occurrence of a change of control, we will be required to make an offer to repurchase all notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

   The indenture governing the notes contains covenants that limit our ability, directly or through our subsidiaries, to:

  . incur additional indebtedness or liens or enter into sale/leaseback transactions;

  .  pay dividends or make other distributions;

  .  make investments;

  .  repurchase equity interests or subordinated obligations;

  .  consummate asset sales;

  .  enter into transactions with affiliates;

  .  engage in any business other than a telecommunications business; and

  . merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

                          DESCRIPTION OF CAPITAL STOCK

Authorized stock; issued and outstanding shares

   Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.001 per share.

 Common Stock

   Following this offering 57,381,427 shares of our common stock will be outstanding. All of the issued and outstanding shares of common stock are and, upon the completion of this offering, the shares of common stock offered in this offering will be, fully paid, validly issued and non-assessable.

   The following summarizes the rights of holders of our common stock:

  . each holder of shares of common stock is entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;

  .  there are no cumulative voting rights;

  . the holders of our common stock are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

  . upon our liquidation, dissolution or winding up, the holders of shares of common stock will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

  . the holders of common stock have no preemptive or other subscription rights to purchase shares of our stock, nor will holders be entitled to the benefits of any redemption or sinking fund provisions.

   As of June 30, 1999, there were 46,681,427 shares of our common stock outstanding, held of record by 52 persons.

 Preferred Stock

   Our certificate of incorporation authorizes our board of directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series within the limits set forth in our certificate of incorporation and applicable law. Among other rights, the board of directors may determine, without further vote or action by our stockholders:

  . the number of shares constituting the series and the distinctive designation of the series;

  . the dividend rate on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

  . whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

  . whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

  . whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

  . whether the series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of the sinking fund; and

  . the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payment of shares of the series.

   Unless otherwise provided by our board of directors, the shares of all series of preferred stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, any future issuance of shares of preferred stock, or the issuance of rights to purchase preferred shares, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

 Warrants

   As part of the senior notes offering, we have issued warrants to purchase 1,487,791 shares of our common stock at an exercise price of $.02 per share. The warrants become exercisable on July 26, 1999 and expire on July 15, 2008.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

 Section 203 of the Delaware General Corporation Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, business combinations between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an interested stockholder are generally prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

  . the corporation has elected in its original certificate of incorporation not to be governed by Section 203. We did not make this election;

  . the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

  . upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan; or

  . the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the voting stock not owned by the interested stockholder.

   The three-year prohibition also does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally under Section 203 to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally under Section 203 as a stockholder who, together with affiliates and associates, owns or within three years prior did own 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of Splitrock and therefore could discourage attempts to acquire us.

   Board of Directors Vacancies. Our certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

   Special Meeting of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by the board of directors.

   Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary of the previous year's annual meeting of stockholders. If no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be received not later than the later of:

  .  90 days prior to the annual meeting of stockholders or

  . the close of business on the 10th day following the date on which notice of the date of the meeting is mailed to stockholders or made public, whichever occurs first.

   According to our bylaws, stockholders seeking to nominate candidates for election as directors at special meetings of stockholders must also provide timely notice in writing in accordance with restrictions similar to those for annual meetings.

   Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

   Authorized But Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation provides that the liability of our directors shall be eliminated or limited to the fullest extent permitted by Delaware law. Under Delaware law, the directors have a fiduciary duty to us that is not eliminated by this provision of our certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under Delaware law for:

  .  breach of the director's duty of loyalty to us or our stockholders;

  . acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law;

  .  actions leading to improper personal benefit to the director; and

  . payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Delaware law.

This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws.

   Our certificate of incorporation also generally provides that we are required to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that that person is or was a director or officer of Splitrock, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers expenses including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.


Transfer agent and registrar

   The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Immediately following this offering, there will be 57,381,427 shares of our common stock issued and outstanding. Of these shares, the 10,700,000 shares of common stock to be sold in this offering will be immediately eligible for sale in the public market, except for shares owned at any time by our affiliates within the meaning of Rule 144 under the Securities Act. The remaining 46,681,427 issued and outstanding shares are restricted securities within the meaning of Rule 144 and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144.

   Outstanding warrants to purchase 1,487,791 shares of common stock at a purchase price of $.02 per share become exercisable on July 26, 1999. Shares issued upon the cashless exercise of these warrants will be immediately eligible for sale in the public market, except for shares owned at any time by our affiliates.

Rule 144

   In general, under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including a person who may be deemed affiliate, is entitled to sell within any three month period a number of our shares of common stock that does not exceed the greater of:

  .  1% of the then-outstanding shares of our common stock; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

   Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. A person who is not our affiliate at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years would be entitled to sell shares following this offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions or notice requirements of Rule 144.

Rule 701

   Our employees, directors, officers or consultants who purchased our shares in connection with a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule
144. Affiliates may sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions. In each of these cases, Rule 701 allows the shareholders to sell 90 days after the date of this prospectus.

Lock-up agreements

   Our directors, executive officers, and our two largest shareholders, Linsang and Carso Global, who collectively hold 45,508,979 of the outstanding shares of our common stock, have agreed, subject to limited exceptions, not to sell, offer to sell or otherwise dispose of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

Registration Statement on Form S-8

   Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock reserved for issuance under our employee benefit plans. The stock registered under that registration statement will thereafter be available for sale in the public market, subject to the resale limitations of Rule 144 applicable to our affiliates.

   Prior to the date of this prospectus, no public market has existed for our common stock. We expect that trading of our common stock on the Nasdaq National Market will commence on the date of this prospectus. We do not make any prediction regarding the effect, if any, that future sales of shares, or the availability of our shares for future sale, will have on the market price of our common stock. The market price of our common stock can be adversely affected by sales of substantial amounts of common stock or by the perception that these sales could occur.

              U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder, as defined below. As used herein, the term "Non-U.S. Holder" means a holder that for United States federal income tax purposes is an individual or entity other than:

  .  a citizen or individual resident of the United States,

  . a corporation or partnership created or organized in or under the laws of the United States or of any state thereof, unless in the case of a partnership or in the District of Columbia, U.S. Treasury regulations provide otherwise,

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source or

  . a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

   In general, an individual may be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for these purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

   This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their personal circumstances, including the fact that in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of shares of common stock may be affected by determinations made at the partner level, or that may be relevant to various types of Non-U.S. Holders which may be subject to special treatment under United States federal income tax laws, including, for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities and holders of securities held as part of a "straddle," "hedge," or "conversion transaction," and does not address U.S. state or local or foreign tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary is included herein for general information. Accordingly, prospective investors may wish to consult their tax advisers regarding the United States federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of common stock.

Dividends

   We do not anticipate declaring or paying cash dividends on our common stock in the near future. However, if dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or the lower rate provided by the income tax treaty between the United States and a foreign country if the Non-U.S. Holder is treated as a resident of that foreign country within the meaning of the applicable treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

   Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are generally subject to U.S. federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor, which form under U.S. Treasury regulations generally requires the Non-U.S. Holder to provide a U.S. taxpayer identification number. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also be subject to an additional "branch profits tax" at a 30% rate or the lower rate specified by an applicable income tax treaty.

   Under currently applicable U.S. Treasury regulations, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under U.S. Treasury regulations generally effective for payments made after December 31, 2000 (the Final Regulations), however, a Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of our common stock held by a foreign partnership, (1) the certification requirement will generally be applied to the partners of the partnership and (2) the partnership will be required to provide certain information, including a United States taxpayer identification number. The Final Regulations also provide look-through rules for tiered partnerships. Further, the Internal Revenue Service intends to issue regulations under which a foreign trustee or foreign executor of a U.S. or foreign trust or estate, depending on the circumstances, will be required to furnish the appropriate withholding certificate on behalf of the beneficiaries, grantor trust or estate, as the case may be.

   A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

   The Final Regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction, or both. In addition, recently enacted legislation, effective August 5, 1997, denies income tax treaty benefits to foreigners receiving income derived through a partnership, or another otherwise fiscally transparent entity, in certain circumstances. Prospective investors should consult with their own tax advisers concerning the effect, if any, of Final Regulations and this recent legislation on an investment in our common stock.

Gain on disposition of common stock

   A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our common stock unless:

  (a) the gain is U.S. trade or business income, in which case, the branch profits tax described above may also apply to a corporate Non-U.S. Holder,

  (b) the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements,

  (c) the Non-U.S. Holder is subject to tax under the provisions of the U.S. tax law applicable to United States expatriates or

  (d) we are or have been a "U.S. real property holding corporation" for federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we have not been, are not currently, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. The tax with respect to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. If we were, or were to become, a U.S. real property holding corporation, we believe that our common stock would be treated as "regularly traded."

   If a Non-U.S. Holder who is an individual is subject to tax under clause
(a) above, the individual generally will be taxed on the net gain derived from a sale of common stock under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder is subject to tax under clause (b) above, the individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by particular United States capital losses, notwithstanding the fact that the individual is not considered a resident alien of the United States. Thus, individual Non-U.S. Holders who have spent, or expect to spend, more than a de minimis period of time in the United States in the taxable year in which they contemplate a sale of common stock are urged to consult their tax advisers prior to the sale concerning the U.S. tax consequences of that sale.

   If a Non-U.S. Holder that is a foreign corporation is subject to tax under clause (a) above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits," within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty.

Federal estate tax

   Common stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident, as defined for United States federal estate tax purposes, at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, maybe subject to United States federal estate tax.

Information reporting and backup withholding tax

   Under United States Treasury regulations, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

   United States backup withholding, which generally is a withholding tax imposed at the rate of 31% on payments to persons that fail to furnish information under the United States information reporting requirements, generally will not apply:

  . to dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding or

  . before January 1, 2001, to dividends paid to a Non-U.S. Holder at an address outside of the United States unless the payor has actual knowledge that the payee is a U.S. Holder.

Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of our common stock to beneficial owners that are not "exempt recipients" and that fail to provide identifying information in the manner required.

   The payment of the proceeds of the disposition of our common stock by a holder to or through the U.S. office of a broker or through a non-U.S. branch of a U.S. broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S.

Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding or information reporting unless the non-U.S. broker has particular types of U.S. relationships. In the case of the payment of proceeds from the disposition of our common stock effected by a foreign office of a broker that is a U.S. person or a "U.S. related person," existing regulations require information reporting on the payment unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files as to the Non-U.S. Holder's foreign status and the broker has no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

  .  a "controlled foreign corporation" for U.S. federal income tax purposes;
     or

  . a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment or for such part of the period that the broker has been in existence is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

   The Final Regulations alter the foregoing rules in certain respects. Among other things, these regulations provide presumptions under which a Non-U.S. Holder is subject to backup withholding at the rate of 31% and information reporting unless we receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification will need to be provided:

  .  directly by the Non-U.S. Holder;

  . in the case of a Non-U.S. Holder that is treated as a partnership or other fiscally transparent entity, by the partners, stockholders or other beneficiaries of that entity; or

  . by particular qualified financial institutions or other qualified entities on behalf of the Non-U.S. Holder.

   Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement
dated    , 1999, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, and Prudential Securities Incorporated, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus:

Underwriters                                                    Number of Shares
------------                                                    ----------------
Bear, Stearns & Co. Inc........................................
Credit Suisse First Boston Corporation.........................
Prudential Securities Incorporated ............................
                                                                   ----------
    Total......................................................    10,700,000
                                                                   ==========

   The underwriting agreement provides that the obligations of the several underwriters are subject to approval of legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess
of $   per share. The underwriters may allow, and dealers may re-allow,
concessions not in excess of $   per share on sales to other dealers. After the
initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   We and some of our stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 1,447,628 and 157,372 additional shares, respectively, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter's initial purchase commitment as indicated in the preceding table.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Our directors and executive officers and Linsang and Carso Global, who collectively hold a total of 45,508,979 shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

   In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell or otherwise dispose of any shares of common stock except for the shares offered in this offering and any shares offered in connection with employee benefit plans, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

   Prior to the offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be:

  .  our results of operations in recent periods;

  .  estimates of our business potential;

  .  an assessment of our management;

  .  prevailing market conditions; and

  .  the prices of similar securities of generally comparable companies.

   We have applied to have our common stock listed on the Nasdaq National Market under the symbol "SPLT." We cannot assure you, however, that an active or orderly trading market will develop for the common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

   The underwriters have reserved for sale, at the initial public offering price, up to 535,000 shares of common stock for employees, directors and other persons associated with us who express an interest in purchasing these shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

   The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business. Prudential Securities acted as our financial advisor in connection with our agreement to acquire rights to use dark fiber from Level 3, for which Prudential Securities will be entitled to receive customary compensation.

   The following table shows the underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share..................................................   $       $
   Total......................................................   $       $

   Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) payable by us are expected to be approximately $1 million.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Washington, D.C., and for the underwriters by Latham & Watkins, Washington, D.C.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and for the period from inception (March 5, 1997) to December 31, 1997 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. Particular items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information about our company and the common stock offered by this prospectus, we refer you to the registration statement, including its exhibits and schedules. You may read and copy the registration statement at the Securities and Exchange Commission's following locations:

Public Reference Room      New York Regional Office       Chicago Regional Office
Room 1024                  Seven World Trade Center       Citicorp Center
450 Fifth Street, N.W.     Suite 1300                     500 West Madison Street
Washington, DC 20549       New York, NY 10048             Suite 1400
                                                          Chicago, IL 60661-2511

   You may also obtain copies of the registration statement by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or by telephone at 1-800-SEC-0330. The registration statement is also available to the public from commercial document retrieval services and at the Securities and Exchange Commission's World Wide Web site located at http://www.sec.gov. Upon approval of our common stock for quotation on The Nasdaq Stock Market's National Market, you will be able to read our filings with the Securities and Exchange Commission at the office of Nasdaq Operations, 1734 K Street, N.W. Washington, DC 20006.

   Statements in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the full text of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

   We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information.

                            SPLITROCK SERVICES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Financial Statements:
  Report of Independent Accountants....................................... F-2
  Balance Sheets as of December 31, 1997 and 1998 and March 31, 1999
   (unaudited)............................................................ F-3
  Statements of Operations and Comprehensive Loss for the Period from
   Inception (March 5, 1997) Through December 31, 1997, the year ended
   December 31, 1998 and the three months ended March 31, 1998 and 1999
   (unaudited)............................................................ F-4
  Statements of Stockholders' Equity (Deficit) for the Period from
   Inception (March 5, 1997) Through December 31, 1998 and the three months ended March 31, 1999 (unaudited)................................ F-5
  Statements of Cash Flows for the Period from Inception (March 5, 1997)
   Through December 31, 1997, the year ended December 31, 1998 and the three months ended March 31, 1999 (unaudited).......................... F-6
  Notes to Financial Statements........................................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Splitrock Services, Inc.

   The reverse stock split described in Note 12 to the financial statements has not been consummated at July 2, 1999. When it has been consummated, we will be in a position to furnish the following report:

   "In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of Splitrock Services, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (March 5, 1997) to December 31, 1997 and the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above."

PricewaterhouseCoopers LLP

Houston, Texas

March 24, 1999

                            SPLITROCK SERVICES, INC.

                                 BALANCE SHEETS
               (in thousands, except share and per share amounts)

                                                    December 31,
                                                  ------------------   March 31,
                                                    1997      1998       1999
                                                  --------  --------  -----------
                                                                      (unaudited)
                     ASSETS
 Current assets:
   Cash and cash equivalents....................  $  7,710  $ 28,330   $ 23,365
   Unrestricted investments--short term.........       --    120,475     87,793
   Restricted investments--short term...........     3,472    39,476     28,191
   Accounts receivable, net of $0, $537 and
    $537, respectively..........................     4,252     3,205      4,134
   Prepaid expenses and other current assets....       221       480        319
                                                  --------  --------   --------
     Total current assets.......................    15,655   191,966    143,802
 Property and equipment, net....................    38,504    73,899     84,833
 Restricted investments--long term..............       --     19,001     16,165
 Other assets, net..............................       229    11,275     12,265
                                                  --------  --------   --------
                                                  $ 54,388  $296,141   $257,065
                                                  ========  ========   ========
 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
 Current liabilities:
   Current maturities of capital lease
    obligations.................................  $ 11,010  $  9,121   $  9,051
   Accounts payable.............................     3,086    21,582     18,467
   Accrued interest payable.....................       --     13,375      6,475
   Accrued liabilities and other current
    liabilities.................................     5,775    15,894     15,204
                                                  --------  --------   --------
     Total current liabilities..................    19,871    59,972     49,197
 Senior notes payable ($261,000 face value net
  of $2,783 and $2,743 unamortized discount,
  respectively (Note 5))........................       --    258,217    258,257
 Capital lease obligations......................    13,110     8,243      5,536
 Note payable to stockholder....................     1,000       --         --
                                                  --------  --------   --------
     Total liabilities..........................    33,981   326,432    312,990
 Commitments and contingencies (Note 7)
 Stockholders' equity (deficit):
   Preferred stock, $.001 par value, 25,000,000
    shares authorized, no shares issued.........       --        --         --
   Common stock, $.001 par value, 150,000,000
    shares authorized, 43,238,400, 46,624,845,
    and 46,671,996 shares issued and outstanding
    as of December 31, 1997, 1998, and March 31,
    1999, respectively..........................        43        47         47
   Additional paid-in capital...................    30,485    34,717     34,816
   Common stock warrants........................       --      2,849      2,849
   Accumulated other comprehensive income
    (loss)......................................       --         47       (195)
   Accumulated deficit..........................   (10,121)  (67,951)   (93,442)
                                                  --------  --------   --------
     Total stockholders' equity (deficit).......    20,407   (30,291)   (55,925)
                                                  --------  --------   --------
                                                  $ 54,388  $296,141   $257,065
                                                  ========  ========   ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
               (in thousands, except share and per share amounts)

                            Period from
                             Inception                         Three Months   Three Months
                         (March 5, 1997) to    Year Ended         Ended          Ended
                         December 31, 1997) December 31, 1998 March 31, 1998 March 31, 1999
                         ------------------ ----------------- -------------- --------------
                                                               (unaudited)    (unaudited)
Revenue.................     $   22,708        $   63,611       $   16,494     $   16,352
Operating expenses:
  Splitrock network
   costs................          2,362            32,912            3,955         16,022
  Legacy network costs..         25,804            58,292           12,316         13,029
  Selling, general and
   administrative.......          1,276             6,390              859          2,570
  Depreciation and
   amortization.........          3,500            13,850            2,820          4,635
                             ----------        ----------       ----------     ----------
                                 32,942           111,444           19,950         36,256
                             ----------        ----------       ----------     ----------
Loss from operations....        (10,234)          (47,833)          (3,456)       (19,904)
Other income (expense):
  Interest income.......            348             5,393              107          2,604
  Interest expense......           (235)          (15,390)            (349)        (8,191)
                             ----------        ----------       ----------     ----------
Loss before income
 taxes..................        (10,121)          (57,830)          (3,698)       (25,491)
Provision for income
 taxes..................            --                --               --             --
                             ----------        ----------       ----------     ----------
Net loss................        (10,121)          (57,830)          (3,698)       (25,491)
Other comprehensive
 income (loss):
  Unrealized gain (loss)
   on securities........            --                 47              --            (242)
                             ----------        ----------       ----------     ----------
Comprehensive loss......     $  (10,121)       $  (57,783)      $   (3,698)    $  (25,733)
                             ==========        ==========       ==========     ==========
Net loss per share--
 basic and diluted......     $    (0.42)       $    (1.30)      $    (0.09)    $    (0.55)
                             ==========        ==========       ==========     ==========
Weighted average
 shares--basic and
 diluted................     24,109,912        44,389,172       43,238,400     46,659,188
                             ==========        ==========       ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
          Period From Inception (March 5, 1997) Through March 31, 1999
               (in thousands, except share and per share amounts)

                            Common Stock                        Accumulated
                          ---------------- Additional  Common      Other
                                      Par   Paid-in    Stock   Comprehensive Accumulated
                            Shares   Value  Capital   Warrants    Income       Deficit    Total
                          ---------- ----- ---------- -------- ------------- ----------- --------
Initial capitalization..  15,764,000  $16       $12       --         --            --    $     28
 Issuances of Common
  Stock for cash of
  $1.12 per share and
  warrant...............  18,466,400   18   $20,482       --         --            --      20,500
 Conversion of note
  payable to Common
  Stock at $1.12 per
  share.................   9,008,000    9     9,991       --         --            --      10,000
 Net loss...............         --   --        --        --         --       $(10,121)   (10,121)
                          ----------  ---   -------    ------      -----      --------   --------
Balance at December 31,
 1997...................  43,238,400   43    30,485       --         --        (10,121)    20,407
 Unrealized gain on
  securities............         --   --        --        --       $  47           --          47
 Issuance of warrants to
  purchase 1,487,791
  shares of Common Stock
  in connection with
  Senior Notes (Note
  5)....................         --   --        --     $2,849        --            --       2,849
 Exercise of stock
  options and Warrant...   3,386,445    4     4,232       --         --            --       4,236
 Net loss...............         --   --        --        --         --        (57,830)   (57,830)
                          ----------  ---   -------    ------      -----      --------   --------
Balance at December 31,
 1998...................  46,624,845  $47   $34,717    $2,849      $  47      $(67,951)  $(30,291)
 Net loss (unaudited)...         --   --        --        --         --        (25,491)   (25,491)
 Unrealized loss on
  securities
  (unaudited)...........         --   --        --        --        (242)          --        (242)
 Exercise of stock
  options (unaudited)...      47,151  --         99       --         --            --          99
                          ----------  ---   -------    ------      -----      --------   --------
Balance at March 31,
 1999 (unaudited).......  46,671,996  $47   $34,816    $2,849      $(195)     $(93,442)  $(55,925)
                          ==========  ===   =======    ======      =====      ========   ========


   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                             Period from
                          Inception (March                     Three Months   Three Months
                          5, 1997) through     Year Ended         Ended          Ended
                          December 31, 1997 December 31, 1998 March 31, 1998 March 31, 1999
                          ----------------- ----------------- -------------- --------------
                                                               (Unaudited)    (Unaudited)
Cash flows from
 operating activities:
 Net loss...............      $(10,121)         $(57,830)        $(3,698)       $(25,491)
 Adjustments to
  reconcile net loss to
  net cash used by
  operating activities:
 Depreciation and
  amortization..........         3,500            13,850           2,820           4,635
 Amortization of debt
  discount and deferred
  financing costs.......           --                467             --              277
Changes in assets and
 liabilities:
 (Increase) decrease in
  accounts receivable,
  net...................        (4,252)            1,047          (2,356)           (929)
 (Increase) decrease in
  prepaid and other
  current assets........          (221)             (259)            (91)            161
 Increase (decrease) in
  accounts payable and
  accrued liabilities...         8,861            28,615          (1,549)         (3,805)
 Increase (decrease) in
  accrued interest
  payable...............           --             13,375             --           (6,900)
                              --------          --------         -------        --------
 Net cash used in
  operating activities..        (2,233)             (735)         (4,874)        (32,052)
                              --------          --------         -------        --------
Cash flows from
 investing activities:
 Purchase of equipment..       (16,969)          (45,261)         (2,508)        (15,292)
 Increase in
  unrestricted
  investments...........           --           (119,462)            --              --
 Use of unrestricted
  investments...........           --                --              --           32,664
 Use of restricted
  investments...........           --                --             (232)         13,897
 Reinvestment of
  interest earned on
  unrestricted
  investments...........           --               (966)            --              --
 Reinvestment of
  interest earned on
  restricted
  investments...........           --             (1,725)            --              --
 Increase in other
  assets................          (229)           (2,098)            --           (1,504)
                              --------          --------         -------        --------
 Net cash used by
  investing activities..       (17,198)         (169,512)         (2,740)         29,765
                              --------          --------         -------        --------
Cash flows from
 financing activities:
 Proceeds from senior
  notes payable and
  warrants issued.......           --            261,000             --              --
 Proceeds from notes
  payable to
  stockholder...........        11,750            10,000           5,000             --
 Repayments of notes
  payable to
  stockholder...........          (750)          (11,000)            --              --
 Proceeds from notes
  payable...............           --              1,477             --              --
 Repayments of notes
  payable...............           --             (1,477)            --              --
 Financing costs
  incurred..............           --             (9,501)            --              --
 Restriction of cash
  under senior note
  agreement.............           --            (56,752)            --              --
 Sale of common stock
  and exercise of stock
  options and warrant...        20,528             4,236             --               99
 Proceeds from sale-
  leaseback of
  equipment.............         1,152               960             --              --
 Principal payments on
  capital lease
  obligations...........        (2,067)          (11,548)         (5,219)         (2,777)
 Restriction of cash
  under credit
  agreement.............        (3,472)            3,472           3,472             --
                              --------          --------         -------        --------
 Net cash provided by
  financing activities..        27,141           190,867           3,253          (2,678)
                              --------          --------         -------        --------
Increase (decrease) in
 cash and cash
 equivalents............         7,710            20,620          (4,361)         (4,965)
Cash and cash
 equivalents:
 Beginning of period....           --              7,710           7,710          28,330
                              --------          --------         -------        --------
 End of period..........      $  7,710          $ 28,330         $ 3,349        $ 23,365
                              ========          ========         =======        ========
Supplemental cash flow
 information:
 Cash paid for
  interest..............      $    235          $  1,536         $   316        $ 14,816
                              ========          ========         =======        ========
 Approximately $18,400
  of the increase in
  accounts payable and
  accrued liabilities at
  December 31, 1998, was
  related to equipment
  purchases.............
Noncash investing and
 financing activities:
 Assumption of capital
  lease obligations and
  other liabilities
  (Note 2)..............      $  5,900          $    --          $   --         $    --
                              ========          ========         =======        ========
 Capital lease
  obligations incurred..      $ 20,916          $  4,792         $ 2,314        $    --
                              ========          ========         =======        ========
 Conversion of note
  payable to stockholder
  into common stock.....      $ 10,000          $    --          $   --         $    --
                              ========          ========         =======        ========

   The accompanying notes are an integral part of these financial statements.

                            SPLITROCK SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (amounts in thousands, except share and per share amounts)

1. Organization and Summary of Significant Accounting Policies

   Splitrock Services, Inc. (the "Company") was formed on March 5, 1997 as a Texas corporation and was reincorporated in Delaware on May 8, 1998. The Company was formed to build a nationwide, facilities-based telecommunications network with the goal of providing telecommunications services. The Company has designed and is in the process of deploying a network based on Asynchronous Transfer Mode ("ATM") switching technology which it believes will provide high-quality communications services on a flexible multi-service platform. On June 24, 1997, the Company entered into a four-year service agreement to provide Internet dial access services to Prodigy (Note 2).

   During 1997, the Company began building its "ATM-to-the-Edge"(TM) network. The Company expects to have approximately 370 points of presence operational in the United States upon completion of its network build in mid-1999. This network is currently supported by two network operating centers equipped with state-of-the-art network management systems. In July 1998 the Company issued Senior Notes (Note 5) in order to finance the expansion of the network. Upon completion of the network build, the Company expects to offer value-added data, video and voice products to business customers.

   Interim Financial Information. The accompanying unaudited interim condensed financial statements, as of March 31, 1999, and for the three months ended March 31, 1999 and 1998, reflect all adjustments (consisting of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. The results for the interim period ended March 31, 1999, are not necessarily indicative of results to be expected for the entire year ending December 31, 1999, or future operating results. Certain amounts previously reported have been reclassified in order to ensure comparability among the periods reported.

   The following is a summary of the Company's significant accounting policies:

   Use of Estimates. The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as disclosures of contingent assets and liabilities. Because of inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes the estimates are reasonable.

   Cash and Cash Equivalents and Investments. The Company considers highly liquid investments with an original maturity of three months or less from the date of purchase to be classified as cash and cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

   Short-term investments have original maturities of more than three months and a remaining maturity of less than one year at the date of purchase. At December 31, 1998, cash equivalents and short-term investments consisted primarily of money market funds and securities of the highest grade. All short-term investments have been classified as available for sale under the provisions of Statement of Financial Accounting Standards No. ("SFAS") 115, Accounting for Certain Investments in Debt and Equity Securities, and have various maturity dates which do not exceed one year. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined on the specific identification or the first-in, first-out method.

                            SPLITROCK SERVICES, INC.

   The following is a summary of the investments classified as restricted and unrestricted as of December 31, 1998:

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- --------
   Available for sale securities:
     Money market funds.............. $ 23,557     $--       $ --     $ 23,557
     Corporate notes.................  108,496        3        (80)    108,419
     Municipal securities............   12,061      --          (6)     12,055
     U.S. Treasury notes.............   34,791      181        (51)     34,921
                                      --------     ----      -----    --------
                                      $178,905     $184      $(137)   $178,952
                                      ========     ====      =====    ========

   The following is a summary of the investments classified as restricted and unrestricted as of March 31, 1999 (unaudited):

                                                  Gross      Gross
                                      Amortized Unrealized Unrealized   Fair
                                        Cost      Gains      Losses    Value
                                      --------- ---------- ---------- --------
   Available for sale securities:
     Money market funds.............. $ 12,353    $  --     $   --    $ 12,353
     Corporate notes.................   81,931     4,485     (4,626)    81,790
     Municipal securities............    6,000       --          (1)     5,999
     U.S. Treasury notes.............   32,060        47       (100)    32,007
                                      --------    ------    -------   --------
                                      $132,344    $4,532    $(4,727)  $132,149
                                      ========    ======    =======   ========

   The restricted investment at December 31, 1997 was a three-month time deposit held as collateral on a letter of credit. In the first quarter of 1998, the letter of credit was retired with the Company's exercise of its early purchase option with regard to the related capital lease. The restricted investments at December 31, 1998 and March 31, 1999, relate to funds held in escrow to pay future semi-annual interest payments due under the terms of the Senior Note obligation (Note 5).

   Concentration of Credit Risk. Financial instruments which potentially subject the Company to concentration of credit risk are primarily cash and cash equivalents, investments and receivables. The Company's cash investment policies limit investments to short-term, investment grade instruments with quality financial institutions. The Company's revenues and its trade receivable balances for the periods ended December 31, 1997 and 1998, were derived primarily from services provided to Prodigy, the Company's major customer during the periods. Any interruption of this relationship could adversely affect the Company. Management believes that the risk of incurring material losses related to credit risk is remote.

   Fair Values of Financial Instruments. Due to the short-term nature of the Company's financial instruments, management believes the carrying values of the Company's assets, short-term liabilities and lease obligations approximate their fair values. The fair value of the Company's Senior Notes (Note 5) at December 31, 1998 and March 31, 1999, approximated $227,000 and $249,255, respectively, based upon quoted market prices.

   Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization of telecommunications network equipment, including assets under capital leases, is provided when placed into service using the straight-line method over the estimated useful lives of three years from the date of installation. Shelters are depreciated using the straight-line method over its estimated useful life of twenty

                            SPLITROCK SERVICES, INC.

years. Software, furniture, fixtures and office equipment is depreciated using the straight-line method over the useful lives of the assets, which range from three to ten years. Equipment acquired from Prodigy is depreciated over its estimated useful life of nine months to three years.

   Other Assets. Other assets consist primarily of debt issuance costs, net of accumulated amortization. Amortization is computed using the effective interest rate method.

   Long-Lived Assets. The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The Company believes that no material impairment exists at December 31, 1998.

   Income Taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered with the exception of enacted changes in the tax law or rates.

   Stock-Based Compensation. The Company has adopted SFAS No. 123, Accounting for Stock-Based Compensation, for disclosure purposes. Under SFAS No. 123, the Company measures compensation expense for its stock-based employee compensation plan using the intrinsic value method prescribed in Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees. The Company provides disclosure of the effect on net loss as if the fair value-based method prescribed in SFAS No. 123 has been applied in measuring compensation expense.

   Revenue Recognition. The Company recognizes revenue when services are provided and collectibility is deemed probable under its agreement with the customer. Prodigy was the Company's only customer through December 31, 1997 and the Company's major customer (99% of revenue) through December 31, 1998 and March 31, 1999.

   Legacy Network Costs. The Legacy Network refers to the operations related to certain assets which the Company acquired from Prodigy on July 1, 1997 related to Prodigy's existing network infrastructure, in order to provide services to Prodigy while the Splitrock Network is being deployed (Note 2). These costs contain all expenses incurred in connection with operating and decommissioning of the Legacy Network. This includes facility fees, line charges for Prodigy Legacy Network POPs, certain personnel costs, occupancy costs, equipment maintenance costs and access fees for the IBM Global Services Network.

   Comprehensive Income. Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, as displayed in its Statements of Operations for all periods presented. This SFAS establishes standards for reporting and display of comprehensive income and its components. The Company's comprehensive income is comprised of net loss and unrealized gains and losses on available for sale securities.

   Net Loss Per Share. Basic and diluted net loss per share have been computed in accordance with SFAS No. 128, Earnings Per Share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding. At December 31, 1997, options to acquire 1,058,440 shares of Common Stock at the weighted-average exercise price of $1.12 and a warrant to purchase 2,815,000 shares of Common Stock at $1.12 and at December 31, 1998, options to acquire 1,801,882 shares of Common Stock at the weighted-average exercise price of $2.31 and warrants to acquire 1,487,791 shares of Common Stock at an exercise price

                            SPLITROCK SERVICES, INC.

of $0.02 were not included in the computation of diluted earnings per share because their effect is anti-dilutive. At March 31, 1998, options to acquire 1,320,517 shares of Common Stock at the weighted-average exercise price of $1.12 and a warrant to acquire 2,815,000 shares of Common Stock at an exercise price of $1.12 were not included in the computation of diluted earnings per share because their effect is anti-dilutive. At March 31, 1999, options to acquire 2,421,604 shares of Common Stock at the weighted average exercise price of $4.03 and warrants to acquire 1,487,791 shares of Common Stock at an exercise price of $0.02, were not included in the computation of diluted earnings per share because their effect is anti-dilutive.

   Segment Reporting. The Company conducts its business within one industry segment. The Company presents its financial statements to reflect how the "key operating decision maker" views the business and has made the appropriate enterprise-wide disclosures in accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information.

   New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999, and establishing accounting and reporting standards for derivative instruments. The Company has historically not engaged in derivative instrument activity. The adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This standard requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. This SOP also requires that costs related to the preliminary project stage, data conversion and the post-implementation/operation stage of an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The adoption of this Statement did not have a material effect on the Company's financial position or results of operations.

2. Prodigy Transactions

   On June 24, 1997, the Company entered a four-year Full Service Agreement with Prodigy, in which the Company agreed to provide certain network services to Prodigy from July 1, 1997 through June 30, 2001 for the lower of a price per hour of usage or a price per subscriber as stipulated. Monthly minimum service charges under this contract has increased from $3,500 to $4,000 and will increase $4,500 July 1, 2000. Monthly maximum service charges are based on average usage per subscriber and the number of subscribers. Prodigy may terminate the Full Service Agreement without termination charges in an event of default by the Company; such defaults include documented failures (without cure) to meet certain network performance standards. The agreement also allows Prodigy to terminate its arrangement with the Company at any time upon the payment of a termination charge.

   The Company also entered into a transition agreement with Prodigy in which Prodigy agreed to provide certain network infrastructure support for the Company for the period July 1, 1997 through December 31, 1997. The infrastructure support included the services of selected Prodigy employees and services provided under vendor arrangements related to the Prodigy network infrastructure. The costs of these services and other reasonable and customary charges incurred by Prodigy in connection with the continued operations of the network during this transition period are included in Legacy Network costs. The Company assumed no contractual liabilities of any services related to Prodigy's existing network infrastructure as part of the transition agreement.

   Also on June 24, 1997, the Company entered into a Definitive Agreement with Prodigy pursuant to which the Company acquired selected data transmission equipment from Prodigy. In consideration for the equipment, the Company assumed approximately $5,900 in equipment lease obligations and other liabilities.

                            SPLITROCK SERVICES, INC.

3. Property and Equipment

   Property and equipment consisted of the following:

                                                  December 31,
                                                -----------------   March 31,
                                                 1997      1998       1999
                                                -------  --------  -----------
                                                                   (unaudited)
   Telecommunications network equipment and
    shelters................................... $ 3,464  $ 43,275   $ 51,778
   Software....................................      94     2,186      2,682
   Furniture, fixtures and office equipment....     --      1,749      1,775
   Telecommunications network equipment under
    construction...............................  12,248    13,289     19,556
                                                -------  --------   --------
                                                 15,806    60,499     75,791
   Less--accumulated depreciation..............    (103)  (10,392)   (13,007)
                                                -------  --------   --------
     Purchased property and equipment, net.....  15,703    50,107     62,784
                                                -------  --------   --------
   Leased telecommunications network
    equipment..................................  13,648    29,102     29,102
   Leased office equipment.....................     388     1,496      1,496
   Leased telecommunications network equipment
    under construction.........................  12,162       --         --
                                                -------  --------   --------
                                                 26,198    30,598     30,598
   Less--accumulated amortization..............  (3,397)   (6,806)    (8,549)
                                                -------  --------   --------
     Leased property and equipment, net........  22,801    23,792     22,049
                                                -------  --------   --------
   Property and equipment, net................. $38,504  $ 73,899   $ 84,833
                                                =======  ========   ========

4. Accrued Liabilities

   Accrued liabilities consisted of the following:

                                                  December 31,
                                                -----------------   March 31,
                                                 1997      1998       1999
                                                -------  --------  -----------
                                                                   (unaudited)
   Telecommunications network equipment and
    shelters................................... $   --   $  9,900   $  7,994
   Access and transmission telecommunications
    line costs (Note 7)........................      41     3,172      4,307
   Other.......................................   5,734     2,822      2,903
                                                -------  --------   --------
     Accrued liabilities....................... $ 5,775  $ 15,894   $ 15,204
                                                =======  ========   ========

5. Indebtedness

   The components of indebtedness are summarized as follows:

                                                  December 31,
                                                -----------------   March 31,
                                                 1997      1998       1999
                                                -------  --------  -----------
                                                                   (unaudited)
   Senior Notes................................ $   --   $258,217   $258,257
   Capital lease obligations...................  24,120    17,364     14,587
   Note payable to stockholder.................   1,000       --         --
                                                -------  --------   --------
                                                 25,120   275,581    272,844
   Less--current maturities.................... (11,010)   (9,121)    (9,051)
                                                -------  --------   --------
                                                $14,110  $266,460   $263,793
                                                =======  ========   ========

                            SPLITROCK SERVICES, INC.

   On July 24, 1998, the Company sold 261,000 units consisting of $261,000 principal amount of 11 3/4% Senior Notes due 2008 ("Senior Notes") and warrants to purchase 1,487,791 shares of common stock ("the Senior Notes Offering"). Upon issuance, the Senior Notes were recorded in the Company's financial statements net of a $2,849 discount. The discount was attributable to the Company's estimate of the value of the warrants based on an independent third party valuation. The discount is amortized as a component of interest expense over the life of the Senior Notes using the effective interest rate method. This amortization will result in an increase in the financial statement balance of the Senior Notes to a $261,000 face value by 2008.

   Upon the occurrence of a change of control (as defined in the Indenture for the Senior Notes) the Company will be required to make an offer to repurchase all Senior Notes properly tendered at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase. The indenture also provides for redemption of the Senior Notes at any time, in whole or in part, on or after July 15, 2003 at a premium through July 15, 2005. In addition, on or prior to July 15, 2001, the Company may redeem up to 35% of the original aggregate principal amount of the Senior Notes at a premium with the proceeds of one or more equity offerings.

   The Senior Note indenture also restricts the Company's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of a substantial portion of assets to, or merge or consolidate with, an unaffiliated entity.

   In connection with the Senior Notes Offering, the Company repaid $1,477 outstanding under a credit facility and refinanced $11,000 of indebtedness owed to Linsang Partners L.L.C. ("Linsang"), a stockholder of the Company. In connection with the refinancing, Linsang acquired 11,000 units in the Senior Notes Offering. The net proceeds to the Company, after the Senior Notes Offering expenses and retirement and refinancing of debt, approximated $239,000.

   In November 1998, the Senior Notes were exchanged in an offering registered under the Securities Act of 1933 for $261,000 in principal amount of Series B Senior Notes, which have substantially the same terms as the Senior Notes, except that there is no restriction on transferability.

   Capital leases require payments on a monthly basis over periods ranging from 24 to 48 months, with implicit interest rates of 9% to 12%.

   In December 1997, the Company borrowed $1,000 from Linsang. The unsecured note had a stated rate of interest of 9.75% and provided for monthly interest payments beginning February 1, 1998, with the principal due on demand after December 31, 1998, and maturing December 31, 2002. During 1998, the Company borrowed $10,000 from Linsang on terms substantially the same as the previous note. The Linsang notes were refinanced in July 1998, in connection with the Senior Notes Offering, as stated above.

6. Income Taxes

   A provision for income taxes for the periods ended December 31, 1997 and 1998 has not been recognized as the Company had operating losses for both tax and financial reporting purposes. Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has recorded a full valuation allowance against its net deferred tax asset.

                            SPLITROCK SERVICES, INC.

   Deferred tax assets (liabilities) consist of the following:

                                                                December 31,
                                                              -----------------
                                                               1997      1998
                                                              -------  --------
   Net operating loss carryforward........................... $ 3,248  $ 22,465
   Depreciation..............................................     167     3,325
   Other.....................................................      21       429
                                                              -------  --------
     Deferred tax assets.....................................   3,436    26,219
                                                              -------  --------
   Leases....................................................     --       (474)
                                                              -------  --------
     Deferred tax liabilities................................     --       (474)
                                                              -------  --------
   Net deferred tax assets...................................   3,436    25,745
   Valuation allowance.......................................  (3,436)  (25,745)
                                                              -------  --------
   Net deferred tax assets................................... $   --   $    --
                                                              =======  ========

   The Company's net operating loss carryforward totaled approximately $59,000 at December 31, 1998, of which approximately $9,500 expires in 2012 and the remainder expires in 2013. Certain changes in ownership of the Company could result in limitations on the Company's ability to utilize the losses.

7. Commitments and Contingencies

   The Company leases office space, equipment facilities and equipment under noncancelable operating and capital leases expiring through the year 2003. Rent expense for noncancelable operating leases amounted to $218 in 1997 and $663 in 1998.

   Future minimum payments by year and in the aggregate related to noncancelable operating and capital leases at December 31, 1998 are:

                                                    Capital  Operating
                                                    Leases    Leases    Total
                                                    -------  --------- -------
   1999............................................ $10,576   $1,049   $11,625
   2000............................................   7,101      903     8,004
   2001............................................     746      801     1,547
   2002............................................      37      422       459
   2003............................................     --       265       265
                                                    -------   ------   -------
     Total minimum lease payments..................  18,460   $3,440   $21,900
                                                              ======   =======
     Less amount representing interest.............  (1,096)
                                                    -------
   Present value of minimum capital lease
    payments....................................... $17,364
                                                    =======

   In March 1999, the Company signed a lease for sixty-nine thousand square feet of additional office space, which the Company expects to be available for occupancy in August 1999. In connection with this lease, the Company issued a $850 letter of credit.

   The Company leases telephone lines from competitive local exchange suppliers, interexchange carriers and long distance telephone companies primarily for access and transport purposes ("line costs"). These line costs are leased under both cancelable and noncancelable operating leases over periods ranging from month-to-month to five years and are included in Splitrock network costs on the statement of operations. The Company has commitments to certain of these telecommunication vendors to meet minimum usage volumes. Additionally,

                            SPLITROCK SERVICES, INC.

the Company is subject to cancellation penalties which could become applicable upon termination of a number of these agreements. The cancellation penalties typically require a payment of a percentage of the remaining amounts due under the contract, depending on the year in which cancellation may occur.

   Line costs included in the Splitrock network costs were $547 and $22,617 during the period from inception (March 5, 1997) to December 31, 1997 and the year ended December 31, 1998, respectively. Line costs incurred during the period from inception (March 5, 1997) to December 31, 1997 and the year ended December 31, 1998, comprise a substantial portion of the Legacy network costs.

   The Company is in the process of resolving certain issues related to the collection and remittance of certain taxes. The Company believes resolution of these issues will not have a material adverse effect on the Company's financial condition or results of operations.

   The Company had an outstanding letter of credit in the amount of $3,472 as of December 31, 1997. This letter of credit was maintained as security for performance under a certain capital lease obligation and was retired in the first quarter of 1998 with the Company's exercise of its early purchase option on the related capital lease.

   The Company has an agreement with a telecommunication supplier to provide certain installation services for the Company. The minimum amount of services for which the Company is required to pay is approximately $1,300. As of December 31, 1998, the Company has incurred approximately $700 of such amount in connection with this agreement.

8. Equity Transactions

   The Company effected a 100-for-1 stock split on June 3, 1997 and a 10-for-1 stock split on August 8, 1997. All share amounts included in these financial statements have been adjusted to reflect the effect of the stock splits.

   Warrants issued in connection with the Company's Senior Note Offering are exercisable at $.02 per share at any time on or after July 26, 1999 through July 15, 2008 for 1,487,791 shares of Common Stock.

9. Stock Options

   The Company's 1997 Incentive Share Plan (the "Plan") provides that options to purchase up to 11,260,000 shares of common stock may be granted to certain directors, employees or consultants of the Company. Options under the Plan have a term of ten years and are granted with an exercise price equivalent to estimated fair market value at the date of grant which has been determined by the Board of Directors for periodic intervals based upon actual issuances of shares in exchange for cash, third party appraisals and significant events effecting the value of the Company. Individual option grants vest over time, based upon a schedule approved by the Board of Directors, which is generally four years. All of the Company's common stock options vest automatically upon a change in control of the Company, as defined in the Plan.

                            SPLITROCK SERVICES, INC.

   The following summarizes the activity for the Plan:

                                    1997               1998          March 31, 1999
                             ------------------ ------------------ ------------------
                                       Weighted           Weighted           Weighted
                                       Average            Average            Average
                                       Exercise           Exercise           Exercise
                              Shares    Price    Shares    Price    Shares    Price
                             --------- -------- --------- -------- --------- --------
                                                                      (unaudited)
   Options outstanding at
    beginning of fiscal pe-
    riod...................        --     --    1,058,440  $1.12   1,801,882  $2.31
     Granted...............  1,058,440  $1.12   1,443,251  $2.97     675,882  $8.53
     Exercised.............        --     --      571,445  $1.94      47,151  $1.92
     Canceled..............        --     --      128,364  $1.49       9,007  $5.95
                             ---------          ---------          ---------
   Options outstanding at
    end of period..........  1,058,440  $1.12   1,801,882  $2.31   2,421,604  $4.03

   The following table summarizes information about the Company's stock options outstanding at December 31, 1998:

                              Options Outstanding          Options Exercisable
                       ---------------------------------- ---------------------
                          Number     Weighted-               Number
                       Outstanding    Average    Weighted Exercisable  Weighted
        Range of            At       Remaining   Average       at      Average
        Exercise       December 31, Contractual  Exercise December 31, Exercise
         Prices            1998     Life (Years)  Price       1998      Price
        --------       ------------ ------------ -------- ------------ --------
   $1.12..............  1,193,842       8.71      $1.12     446,670     $1.12
   $1.95..............    197,050       9.37      $1.10         704     $1.95
   $5.95..............    410,990       9.75      $5.95         --      $ --
                        ---------                           -------
   $1.12--$5.95.......  1,801,882       9.02      $2.31     447,374     $1.12

   In October 1996, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which allows the Company to account for its employee stock-based compensation plans under APB No. 25 and the related interpretations. According to APB No. 25, deferred compensation is recorded for stock-based compensation grants based on the excess of the market value of the common stock on the measurement date over the exercise price. The deferred compensation is amortized over the vesting period of each unit of stock-based compensation grant. If the exercise of the stock-based compensation grants is equal to the market price of the Company's stock on the date of grant, no compensation expense is recorded.

   During the year ended December 31, 1998, the Company recognized compensation expense of $46 for options granted at a discount from the then estimated fair market value of the Company's Common Stock.

   Had compensation cost for the Company's stock option plan been determined based on the estimated fair market value at the grant date, consistent with the provisions of SFAS No. 123, the Company's pro forma net loss would have been as follows:

                                                        Pro forma
                                                       Period from
                                                        Inception
                                                        (March 5,
                                                          1997)      Pro forma
                                                         through     Year ended
                                                       December 31, December 31,
                                                           1997         1998
                                                       ------------ ------------
   Net loss...........................................   $(10,141)    $(58,254)
   Net loss per share--basic and diluted..............      (0.42)       (1.31)

                            SPLITROCK SERVICES, INC.

   Options granted in 1997 and 1998 had weighted-average fair values of $0.14 and $1.78, respectively. For purposes of estimating the fair value of options granted, the Company used no future dividends, used average U.S. government security interest rates for its risk-free interest rates of 5.80% and 4.39%, assumed no volatility and 70.5% volatility, and assumed expected life of the options of five and four years in 1997 and 1998, respectively.

10. Related Party Transactions

   The Company's chairman of the Board of Directors (the "Chairman") was also the Vice Chairman and a director of Yurie Systems, Inc. ("Yurie"), a principal supplier of the Company until its acquisition by Lucent Technologies. The Company purchased from Yurie approximately $11,000 in equipment through December 31, 1997 and approximately $1,400 during the year ended December 31, 1998.

   The Company also retained Yurie to perform assembly services related to the deployment of network equipment to the field during 1997. The Company incurred approximately $1,500 for these services of which approximately $990 were expensed in 1997. As of December 31, 1997 and 1998, the Company owed $1,461 and $0 to Yurie, respectively.

   Linsang, an affiliate of the Chairman, loaned $1,000 to the Company for the purchase of certain network equipment in December 31, 1997. During 1998, the affiliate made further advances of $10,000 under this agreement. The unsecured notes had a stated rate of interest of 9.75% and provided for monthly interest payments beginning February 1, 1998, with the principal due on demand after December 31, 1998, and maturing December 31, 2002. The Notes were refinanced in July 1998, in connection with the Senior Notes Offering (Note 5).

   A director of the Company exercised an option to purchase 563,000 shares of the Company Common Stock for $1,100 in June 1998.

   In September 1997, Orient Star Holdings, a wholly-owned subsidiary of Carso Global Telecom, S.A. de C.V. (the controlling stockholder of Prodigy), purchased 11,260,000 shares of the Company for $1.12 per share and paid $0.1, for a warrant to purchase an additional 2,815,000 shares of the Company through September 18, 1998 for $1.12 per share. The warrants were exercised in September 1998 (Note 8).

11. Subsequent Events (unaudited)

   In April 1999, the Company entered into a cost sharing agreement with a national telecommunications provider (the Provider). The agreement grants the Company an exclusive indefeasible right of use (IRU) in 4 dark fibers in the nationwide fiber optic communication system currently under construction by the Provider with an option to acquire the indefeasible rights to use an additional 12 dark fibers. The Company made an initial payment of $11,200 to the Provider and is required to make additional payments as dark fiber segments are accepted, which is expected to occur from the end of 1999 through the first quarter of 2001. The Company expects to incur approximately $150,000 in capital expenditures over the next three years related to its current network fiber optic deployment plans, including the electronic equipment necessary to operate its fiber optic network. The Company does not currently expect to deploy all 16 dark fiber strands in the next two years. The Company may terminate the agreement prior to October 31, 1999, under certain circumstances, but the Company would forfeit up to 80% of its initial payment to the Provider if it exercises that termination right.

12. Subsequent Event--Reverse Stock Split

   On June 28, 1999, the Company's Board of Directors approved a 0.563-for-1 reverse stock split of the Common Stock of the Company that will be effected prior to completion of the Company's initial public offering of its common stock. All share and per share amounts included in these financial statements have been retroactively adjusted to give effect to the reverse stock split.

                               GLOSSARY OF TERMS

   Set forth below are definitions of some of the technical terms used in this prospectus.

ATM..........................  Asynchronous Transfer Mode. A communications standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver data, video and voice traffic at varying rates.

backbone.....................  A centralized high-speed network that interconnects smaller, independent networks.

bandwidth....................  The number of bits of information which can move over a communications medium in a given amount of time; the capacity of a telecommunications circuit/network to carry data, video and voice information. Typically measured in Kbps and Mbps. Bandwidth from public networks is typically available to business and residential end-users in increments from 56 Kbps to T-3.

competitive local exchange     A category of telephone service provider that
carrier......................  offers services similar to the former monopoly local telephone company and other types of telecommunications.

dark fiber...................  Fiber which does not have connected to it the electronics required to transmit data on that fiber.

DSL..........................  Digital Subscriber Line. A high-speed data delivery technology that uses standard copper wires and is the main broadband alternative to cable modems.

DS-3 or T-3..................  A data communications line capable of transmitting data at 45 Mbps

Ethernet.....................  A local area network protocol which supports data transfer rates of up to 10 Mbps.

Extranet.....................  An Intranet expanded to include selected business partners through secured links on the Internet.

56k..........................  Equivalent to a single high-speed telephone service line; capable of transmitting one voice call or 56 Kbps of data. Currently in widespread use by medium and large businesses primarily for entry level high-speed data and very low-speed video applications.

frame relay..................  A communications standard that is optimized for efficient switching of variable-length data packets.

host.........................  A computer with direct access to the Internet.

incumbent local exchange
carrier......................  The local carrier exchange that was the monopoly carrier, prior to the opening of local exchange services to competition.

Internet.....................  An open global network of interconnected commercial, educational and governmental computer networks which utilize TCP/IP, a common communications protocol.

Internet dial access.........  Communications circuit that is established by a switched-circuit connection using the telephone network.

intranet....................   A TCP/IP based network and Web site which is
                               securely isolated from the Internet and serves the internal needs of a company or institution.

IP..........................   Internet protocol. Network protocols that allow
                               computers with different architectures and operating system software to communicate with other computers on the Internet.

ISDN........................   Integrated Services Digital Network. A network
                               that provides digital, voice and data services through a single medium.

Internet service
providers...................   Companies formed to provide access to the
                               Internet to consumers and business customers via local networks.

interexchange carrier.......   A telecommunications company that provides
                               telecommunications services between local exchanges on an interstate or intrastate basis.

IRUs........................   Indefeasible rights of use in network bandwidth
                               capacity.

K or Kbps...................   Kilobits per second. A measure of digital
                               information transmission rates. One kilobit equals 1,000 bits of digital information.
                               Normally, 10 bits are used for each alpha-numeric character.

local area network..........   A data communications network designed to
                               interconnect personal computers, workstations, minicomputers, file servers and other communications and computing devices within a localized environment.

local exchange carrier......   A telecommunications company that provides
                               telecommunications services in a geographic area in which calls generally are transmitted without toll charges. Local exchange carriers include both regional Bell operating companies and competitive local exchange carriers.

Mbps........................   Megabits per second. A measure of digital
                               information transmission rates. One megabit equals 1,000 kilobits.

modem.......................   A device for transmitting information over an
                               analog communications channel such as a
                               telephone circuit.

network.....................   A collection of distributed computers which
                               share data and information through inter-connected lines of communication.

OC-3........................   A high capacity optical data communications
                               line capable of transmitting data at 155 Mbps.

OC-48.......................   A high capacity optical data communications
                               line capable of transmitting data at 2488 Mbps.

peering.....................   The commercial practice under which nationwide
                               Internet service providers exchange each other's traffic, in most cases without the payment of settlement charges.

POPs........................   Points-of-Presence. An interlinked group of
                               modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Internet through a local telephone call or using a short-distance permanent data circuit.

PRI..........................  Primary Rate Interface. ISDN interface to primary rate access.

protocol.....................  A formal description of message formats and the rules two or more machines must follow in order to communicate.

regional Bell operating
company......................  One of the local exchange carriers created by the divestiture of the local exchange business by AT&T. These include BellSouth, Bell Atlantic, Ameritech, US West, SBC, and PacTel.

route mile...................  One mile of actual geographic length of the high capacity telecommunications fiber route.

router.......................  A device that receives and transmits data packets between segments in a network or different networks.

server.......................  Software that allows a computer to offer a service to another computer. Other computers contact the server program by means of matching client software. The term also refers to the computer on which server software runs.

SS7..........................  Signaling System No. 7. The current(seventh)
                               version of the protocol used by switches to establish a connection or call feature between central offices.

T-1..........................  A data communications line capable of transmitting data at 1.5 Mbps.

T-3 or DS-3..................  A data communications line capable of transmitting data at 45 Mbps.

virtual private network......  A network providing secure transmission of IP traffic through the Internet.

Web or World Wide Web........  A network of computer servers that uses a special communications protocol to link
                               different servers throughout the Internet and permits communication of graphics, video and sound.

                                    NEXT-GENERATION DATA COMMUNICATIONS COMPANY


                       [LOGO OF SPLITROCK APPEARS HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Prospective investors may rely only on the information contained in this prospectus. Neither Splitrock Services, Inc. nor any underwriter has authorized anyone to provide prospective investors different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities.
   No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to in-form themselves about and to observe the restrictions of that jurisdiction re-lated to this offering and the distribution of this prospectus.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   7
Use of Proceeds............................................................  20
Dividend Policy............................................................  20
Capitalization.............................................................  21
Dilution...................................................................  22
Selected Financial Data....................................................  23
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................  25
Business...................................................................  35
Management.................................................................  53
Certain Transactions.......................................................  60
Principal Stockholders.....................................................  61
Description of Long-Term Indebtedness......................................  63
Description of Capital Stock...............................................  64
Shares Eligible for Future Sale............................................  68
U.S. Federal Tax Considerations for
 Non-U.S. Holders..........................................................  69
Underwriting...............................................................  73
Legal Matters..............................................................  75
Experts....................................................................  75
Where You Can Find More Information........................................  75
Index to Financial Statements.............................................. F-1
Glossary of Terms.......................................................... G-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                        [LOGO OF SPLITROCK APPEARS HERE]

                             10,700,000 Shares

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------



                            Bear, Stearns & Co. Inc.

                           Credit Suisse First Boston

                             Prudential Securities

                                     , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth expenses and costs payable by Splitrock (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers' filing fee.

                                                                       Amount
                                                                     ----------
      Registration fee under Securities Act......................... $   51,312
      NASD filing fee...............................................     17,750
      The Nasdaq National Market fees...............................     95,000
      Legal fees and expenses.......................................    350,000
      Accounting fees and expenses..................................    150,000
      Printing and engraving expenses...............................    280,000
      Registrar and transfer agent fees.............................     10,000
      Miscellaneous expenses........................................     45,938
                                                                     ----------
      Total......................................................... $1,000,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers.

   Splitrock is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware (Section 145) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, including an employee benefit plan. The indemnity may include expenses, such as attorneys' fees, as well as judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Section 145 also provides that to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith. Section 145 further provides that any indemnification, unless ordered by a court, must be made only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth above. Section 145 further provides that a corporation may purchase and maintain liability insurance covering such liability and expenses under the provisions described in the preceding paragraphs. Splitrock maintains liability insurance covering its directors and officers.

   Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a Delaware corporation to include a provision in its Certificate of Incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,(iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. Article VI of Splitrock's Amended and Restated Certificate of Incorporation eliminates liability of directors of Splitrock to Splitrock or its shareholders for monetary damages for breach of fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware.

   Article VII of Splitrock's Amended and Restated Certificate of Incorporation requires Splitrock to indemnify Splitrock's directors and officers to the extent permitted under Section 145.

   Article VII of Splitrock's Amended and Restated Certificate of Incorporation also provides that Splitrock shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of Splitrock, or is or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, in accordance with provisions corresponding to
Section 145. Further, Splitrock's Bylaws provide that any person, other than an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was an employee or agent of Splitrock, or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, and who desires indemnification shall make written application for such indemnification to the Board of Directors for its determination that indemnification is appropriate, and if so, to what extent.

   Splitrock's Amended and Restated Certificate of Incorporation also provide that Splitrock may indemnify, to the extent of the provisions set forth therein, any person other than an officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was serving at the request of Splitrock as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if such person makes written application for such indemnification to the Splitrock Board and the Splitrock Board determines that indemnification is appropriate and the extent thereof. Splitrock's Amended and Restated Certificate of Incorporation further provide that the indemnification described therein is not exclusive, and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and to his action in another capacity while holding such office.

   The above discussion of Section 145 and of Splitrock's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute, the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws.

   Splitrock intends to obtain primary and excess insurance policies insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of Splitrock, may also pay amounts for which Splitrock has granted indemnification to the directors or officers.

   Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of Splitrock, its directors and officers who sign the registration statement and persons who control Splitrock, under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

   Splitrock has issued securities in the following transactions, each of which, unless otherwise indicated, was intended to be exempt from the registration requirements of the Securities Act by virtue of Section 4(2) or Regulation D thereunder.

   In March 1997, the Company issued shares to its founders, William R. Wilson and Kwok L. Li, in the amounts of 600 and 400 shares of common stock, respectively (337,800 and 225,200 shares following three subsequent stock splits). In June of 1997 Mr. Wilson and Mr. Li were each granted additional shares for services rendered in the amounts of 1,640,000 shares and 1,060,000 shares, respectively (9,233,200 and 5,967,800 on a post-split basis).

   In August 1997, Linsang acquired 6,756,000 shares in a private transaction for $7,500,000 and converted a $10,000,000 note into an additional 9,008,000 shares. In that same month, Roy Wilkens purchased 450,400 shares in a private transaction for $500,000.

   In September 1997, Orient Star acquired 11,260,000 shares and a warrant to acquire an additional 2,815,000 shares exercisable on or before September 18, 1998 in a private transaction for $12,500,100.

   In June 1998, Clark McLeod acquired 563,000 shares pursuant to the exercise of an option issued in a private offering at an aggregate exercise price of $1,100,000.

   On July 24, 1998, the Company offered and sold 261,000 Units to a broker-dealer, of which 250,000 Units were resold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and 11,000 Units to Linsang, a stockholder of the Company. Each Unit consisted of an 11 3/4% Senior Note due 2008 ("Senior Notes") in the principal amount of $1,000 and a Warrant to purchase 5.7 shares of Common Stock of the Company. On August 12, 1998, the Company filed an exchange offer registration statement offering to exchange a substantially similar 11 3/4% Series B Senior Note due 2008 ("Series B Notes") for each outstanding 11 3/4% Senior Note due 2008 held by a qualified institutional buyer. In October 1998, Linsang exchanged its Senior Notes for Series B Notes in a private offering.

   From July 1997 through June 28, 1999, the Company granted options under its 1997 stock option plan to purchase an aggregate of 3,702,908 shares of Common Stock at exercise prices ranging from $1.12 per share to $9.77 per share to employees and officers and directors. The Company issued an aggregate of 628,027 shares of Common Stock pursuant to option exercises under the 1997 Plan at exercise prices ranging from $1.12 to $1.95 per share through June 28, 1999. In addition, each non-employee director as of April 1998 was granted an option to purchase 45,040 common shares under the 1997 Incentive Share Plan, to vest in installments of 11,260 shares per year beginning one year from the date of grant, May 28, 1998, at an exercise price of $1.95 per share. On April 22, 1999, the Company granted each of the two new non-employee directors options to purchase 45,040 shares of Common Stock pursuant to the 1997 stock option plan at an exercise price of $9.77 per share. The options vest at a rate of 11,260 upon each anniversary of the grant date. The Company accelerated the vesting of 11,260 of Mr. Salameh's options on April 22, 1999 when his term as a director expired; those options were scheduled to vest on May 28, 1999.

Item 16. Exhibits and Financial Statement Schedules.

   a. The following documents are filed as exhibits to this registration statement:

 Exhibit Description
 ------- -----------
   1.1   Form of Underwriting Agreement. (3)
   3.1   Form of Restated Certificate of Incorporation of the Company.
   3.2   Form of Restated By-laws of the Company.
   4.1   Form of certificate of common stock. (3)
   4.2   Indenture dated as of July 24, 1998, by and between Bank of Montreal
         Trust Company (as trustee) and the Company. (1)
   4.3   Specimen 11 3/4% Series B Senior Note due 2008. (1)
   4.4   Escrow and Disbursement Agreement dated as of July 24, 1998, among the
         Chase Manhattan Bank (as escrow agent), the Bank of Montreal Trust
         Company, and the Company. (1)

  4.5 Exchange and Registration Rights Agreement dated as of July 24, 1998, by and between Chase Securities, Inc. and the Company. (1)
  4.6 Warrant Agreement dated as of July 29, 1998, by and between the Company and Bank of Montreal Trust Company. (1)
  5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson. (3)
 10.1 Purchase Agreement dated as of July 21, 1998, by and between the Company and Chase Securities, Inc. (1)
 10.2  Plan of Merger dated as of May 7, 1998, by and between Splitrock
       Services, Inc. (a Texas Corporation) and Splitrock Services, Inc. (a
       Delaware Corporation). (1)
 10.3 Splitrock Full Service Agreement dated as of June 24, 1997, by and between the Company and Prodigy Services Corporation (certain portions omitted based on grant of confidential treatment and filed separately with the Commission). (1)
 10.4  Amendment to Full Service Agreement between the Company and Prodigy
       Communications Corporation dated May 18, 1999. (2) (4)
 10.5  Definitive Agreement dated as of June 24, 1997, by and between Prodigy
       Services Corporation and the Company. (1)
 10.6  Transition Services Agreement dated as of June 24, 1997, by and between
       Prodigy Services Corporation and the Company. (1)
 10.7 Network Implementation Agreement effective as of April 23, 1998, by and between the Company and Ericsson, Inc. (1)
 10.8 Purchase Agreement effective July 1, 1997, by and between the Company and Yurie Systems, Inc.(1)
 10.9  Customer Service Agreement effective April 1, 1998, by and between the
       Company and International Business Machines Corporation ("IBM"). (1)
 10.10 IBM Customer Agreement effective April 1, 1998, by and between the
       Company and IBM. (1)
 10.11 Product Support Services Agreement dated February 27, 1998, together with Addendum effective March 1, 1998. (1)
 10.12 Splitrock Services, Inc. 1997 Incentive Share Plan. (1)
 10.13 Employment Agreement effective March 15, 1997, between William R. Wilson and the Company. (1)
 10.14 Employment Agreement effective September 1, 1998, between Patrick J.
       McGettigan, Jr. and the Company. (1)
 10.15 Employment Contract, effective March 1, 1999, between the Company and
       David M. Boatner. (2)
 10.16 Employment Contract, effective March 22, 1999, between the Company and
       J. Robert Fugate. (2)
 10.17 Cost Sharing National IRU Agreement effective April 26, 1999 by and between Level 3 Communications, LLC and the Company. (2) (4)
 10.18 First Amendment to Cost Sharing National IRU Agreement by and between
       Level 3 Communications, LLC and the Company. (2) (4)
 23.1  Consent of PricewaterhouseCoopers LLP.
 23.2  Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit
       5.1 above). (3)
 24.1  Power of Attorney. (2)
 27.1  Financial data schedule
 99.1  Schedule II: Valuation and Qualifying Accounts
 99.2  Report of Independent Accountants on Financial Statement Schedule

--------

(1) Incorporated by reference to our Registration Statement on Form S-4, File No. 333-61293.

(2) Previously filed.

(3) To be filed by amendment.

(4) Portions of this exhibit have been redacted and are subject to a request for confidential treatment that has been or will be filed with the Securities and Exchange Commission.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

  (1) To provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit proper delivery to each purchaser.

  (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424b(1) or
      (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (3) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on July 2, 1999.

                                          SPLITROCK SERVICES, INC.

                                          By:    /s/ William R. Wilson
                                              ----------------------------
                                                     William R. Wilson
                                               President and Chief Executive
                                                           Officer

   Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                              Title                     Date
             ---------                              -----                     ----
                 *                   Chairman of the Board of Directors   July 2, 1999
--------------------------------      and Chief Technical Officer
             Kwok L. Li

       /s/ William R. Wilson         President, Chief Executive Officer   July 2, 1999
--------------------------------      and Director (Principal Executive
         William R. Wilson            Officer)

                 *                   Executive Vice President and
--------------------------------      Chief Financial Officer (Principal
          J. Robert Fugate            Financial and Accounting Officer)   July 2, 1999

                 *
--------------------------------     Director                             July 2, 1999
          James M. Nakfoor

                 *
--------------------------------     Director                             July 2, 1999
         Marshall C. Turner

                 *
--------------------------------     Director                             July 2, 1999
           Roy A. Wilkens

*By:     /s/ William R. Wilson
--------------------------------     Attorney-in-fact                     July 2, 1999
          William R. Wilson

                               Index to Exhibits

 Exhibit Description
 ------- -----------
   1.1   Form of Underwriting Agreement. (3)
   3.1   Form of Restated Certificate of Incorporation of the Company.
   3.2   Form of Restated By-laws of the Company.
   4.1   Form of certificate of common stock. (3)
   4.2   Indenture dated as of July 24, 1998, by and between Bank of Montreal
         Trust Company (as trustee) and the Company. (1)
   4.3   Specimen 11 3/4% Series B Senior Note due 2008. (1)
   4.4   Escrow and Disbursement Agreement dated as of July 24, 1998, among the
         Chase Manhattan Bank (as escrow agent), the Bank of Montreal Trust
         Company, and the Company. (1)
   4.5   Exchange and Registration Rights Agreement dated as of July 24, 1998, by and between Chase Securities, Inc. and the Company. (1)
   4.6   Warrant Agreement dated as of July 29, 1998, by and between the
         Company and Bank of Montreal Trust Company. (1)
   5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson. (3)
  10.1   Purchase Agreement dated as of July 21, 1998, by and between the
         Company and Chase Securities, Inc. (1)
  10.2   Plan of Merger dated as of May 7, 1998, by and between Splitrock
         Services, Inc. (a Texas Corporation) and Splitrock Services, Inc. (a
         Delaware Corporation). (1)
  10.3   Splitrock Full Service Agreement dated as of June 24, 1997, by and between the Company and Prodigy Services Corporation (certain portions omitted based on grant of confidential treatment and filed separately with the Commission). (1)
  10.4   Amendment to Full Service Agreement between the Company and Prodigy
         Communications Corporation dated May 18, 1999. (2) (4)
  10.5   Definitive Agreement dated as of June 24, 1997, by and between Prodigy
         Services Corporation and the Company. (1)
  10.6   Transition Services Agreement dated as of June 24, 1997, by and between Prodigy Services Corporation and the Company. (1)
  10.7   Network Implementation Agreement effective as of April 23, 1998, by and between the Company and Ericsson, Inc. (1)
  10.8   Purchase Agreement effective July 1, 1997, by and between the Company and Yurie Systems, Inc. (1)
  10.9   Customer Service Agreement effective April 1, 1998, by and between the
         Company and International Business Machines Corporation ("IBM"). (1)
  10.10  IBM Customer Agreement effective April 1, 1998, by and between the
         Company and IBM. (1)
  10.11  Product Support Services Agreement dated February 27, 1998, together with Addendum effective March 1, 1998. (1)
  10.12  Splitrock Services, Inc. 1997 Incentive Share Plan. (1)
  10.13  Employment Agreement effective March 15, 1997, between William R.
         Wilson and the Company. (1)
  10.14  Employment Agreement effective September 1, 1998, between Patrick J.
         McGettigan, Jr. and the Company. (1)
  10.15  Employment Contract, effective March 1, 1999, between the Company and
         David M. Boatner. (2)
  10.16  Employment Contract, effective March 22, 1999, between the Company and
         J. Robert Fugate. (2)
  10.17  Cost Sharing National IRU Agreement effective April 26, 1999 by and between Level 3 Communications, LLC and the Company. (2) (4)
  10.18  First Amendment to Cost Sharing National IRU Agreement by and between
         Level 3 Communications, LLC and the Company. (2) (4)
  23.1   Consent of PricewaterhouseCoopers LLP.
  23.2   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
         Exhibit 5.1 above). (3)

 Exhibit Description
 ------- -----------
  24.1   Power of Attorney. (2)
  27.1   Financial data schedule.
  99.1   Schedule II: Valuation and Qualifying Accounts. (2)
  99.2   Report of Independent Accountants on Financial Statement Schedule. (2)

--------

(1) Incorporated by reference to our Registration Statement on Form S-4, File No. 333-61293.

(2) Previously filed.

(3) To be filed by amendment.

(4) Portions of this exhibit have been redacted and are subject to a request for confidential treatment that has been or will be filed with the Securities and Exchange Commission.